Exhibit 99.1

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular or as to the action you should take, you should consult your stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in China Life Insurance Company Limited, you should at once hand this circular and the accompanying proxy form, the reply slip for the Annual General Meeting and, if applicable, the 2018 Annual Report to the purchaser or transferee or to the bank, stockbroker or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this circular, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

CHINA LIFE INSURANCE COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 2628)

REPORTS OF THE BOARD OF DIRECTORS AND THE BOARD OF SUPERVISORS FOR THE YEAR 2018

FINANCIAL REPORT AND PROFIT DISTRIBUTION PLAN FOR THE YEAR 2018

REMUNERATION OF DIRECTORS AND SUPERVISORS

REMUNERATION OF AUDITORS FOR THE YEAR 2018 AND APPOINTMENT OF AUDITORS FOR THE YEAR 2019

ELECTION OF MR. HAN BING AS A NON-EMPLOYEE REPRESENTATIVE SUPERVISOR OF THE SIX SESSION OF THE BOARD OF SUPERVISORS

PROPOSED AMENDMENTS TO THE ARTICLES OF ASSOCIATION,

THE PROCEDURAL RULES FOR THE SHAREHOLDERS’ GENERAL MEETINGS, THE PROCEDURAL RULES FOR THE BOARD OF DIRECTORS’ MEETINGS AND THE PROCEDURAL RULES FOR THE BOARD OF SUPERVISORS’ MEETINGS

GENERAL MANDATE TO ISSUE H SHARES

OVERSEAS ISSUE OF SENIOR BONDS

DUTY REPORT OF THE INDEPENDENT DIRECTORS OF THE BOARD OF DIRECTORS FOR THE YEAR 2018

REPORT ON THE STATUS OF CONNECTED TRANSACTIONS AND THE EXECUTION OF THE CONNECTED TRANSACTIONS MANAGEMENT SYSTEM FOR THE YEAR 2018

AND

NOTICE OF ANNUAL GENERAL MEETING

A notice convening the Annual General Meeting of China Life Insurance Company Limited to be held at Multi-function Hall, 2/F, Block A, China Life Plaza, 16 Financial Street, Xicheng District, Beijing, China, on Thursday, 30 May 2019 at 10:00 a.m. is set out on pages 6 to 14 of this circular.

Whether or not you are able to attend the Annual General Meeting, you are advised to read the notice of Annual General Meeting and to complete and return the enclosed proxy form in accordance with the instructions printed thereon. For holders of H Shares, the proxy form, together with the notarized power of attorney or any other authorization documents, should be returned to the Company’s H Share registrar, Computershare Hong Kong Investor Services Limited, and for holders of A Shares, the proxy form, together with the notarized power of attorney authorizing execution of the proxy form or any other authorization documents should be returned to the Company’s Board Office in person or by post not less than 24 hours (excluding any part of a day that is a public holiday) before the time appointed for convening the Annual General Meeting (i.e. no later than 10:00 a.m. on 29 May 2019) or any adjourned meeting thereof. Completion and return of the proxy form will not preclude you from attending and voting at the Annual General Meeting or at any adjourned meeting if you so wish.

If you intend to attend the Annual General Meeting in person or by proxy, you are required to complete and return the reply slip to Computershare Hong Kong Investor Services Limited (for holders of H Shares) or to the Company’s Board Office (for holders of A Shares) on or before Friday, 10 May 2019.

12 April 2019

– i –

DEFINITIONS

In this circular, unless the context otherwise requires, the following expressions have the following meanings:

“A Share(s)”	the domestic share(s) of RMB1.00 each in the share capital of the Company which are listed on the Shanghai Stock Exchange and traded in RMB

“AGM” or “Annual General Meeting”	the annual general meeting of the Company to be held on Thursday, 30 May 2019 at 10:00 a.m. at Multi-function Hall, 2/F, Block A, China Life Plaza, 16 Financial Street, Xicheng District, Beijing, China

“Articles of Association”	the articles of association of the Company, as amended from time to time

“Board” or “Board of Directors”	the board of Directors of the Company

“Board of Supervisors”	the board of Supervisors of the Company

“CBIRC”	the China Banking and Insurance Regulatory Commission, the predecessors of which are the China Banking Regulatory Commission and the China Insurance Regulatory Commission

“Company”	China Life Insurance Company Limited, a joint stock limited company incorporated in the PRC with limited liability

“Directors”	the directors of the Company

“H Share(s)”	the overseas listed foreign share(s) of RMB1.00 each in the share capital of the Company which are listed on the Hong Kong Stock Exchange and traded in Hong Kong dollars

“Hong Kong”	the Hong Kong Special Administrative Region of the PRC

“Hong Kong Listing Rules”	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited

“Hong Kong Stock Exchange”	The Stock Exchange of Hong Kong Limited

“Independent Directors” or “Independent Non-executive Directors”	the independent non-executive Directors of the Company

DEFINITIONS

“PRC” or “China”	the People’s Republic of China, excluding, for the purpose of this circular only, Hong Kong, Macau Special Administrative Region, and Taiwan region

“RMB”	the lawful currency of the PRC

“Supervisors”	the supervisors of the Company

Note:	If there is any inconsistency between the Chinese and English versions of this circular, the Chinese version shall prevail.

LETTER FROM THE BOARD

CHINA LIFE INSURANCE COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 2628)

Board of Directors:	Office Address:
Chairman and Executive Director:	16 Financial Street
Mr. Wang Bin	Xicheng District
Beijing 100033
Executive Directors:	PRC
Mr. Su Hengxuan, Mr. Xu Haifeng
Place of Business in Hong Kong:
Non-executive Directors:	The Hong Kong Office
Mr. Yuan Changqing, Mr. Liu Huimin, Mr. Yin Zhaojun	16/F, Tower A, China Life Centre
One Harbour Gate
Independent Non-executive Directors:	18 Hung Luen Road
Mr. Chang Tso Tung Stephen, Mr. Robinson Drake Pike, Mr. Tang Xin, Ms. Leung Oi-Sie Elsie	Hung Hom, Kowloon Hong Kong

12 April 2019

To the shareholders

Dear Sir or Madam,

INTRODUCTION

On behalf of the Board of Directors, I invite you to attend the AGM to be held on Thursday, 30 May 2019 at 10:00 a.m. at Multi-function Hall, 2/F, Block A, China Life Plaza, 16 Financial Street, Xicheng District, Beijing, China.

The purpose of this circular is to provide you with the notice of the AGM and to provide you with the information reasonably necessary to enable you to make an informed decision on whether to vote for or against the proposed resolutions at the AGM.

BUSINESS TO BE CONSIDERED AT THE AGM

The resolutions proposed at the AGM are set out in the Notice of Annual General Meeting on pages 6 to 14 of this circular. At the AGM, ordinary resolutions will be proposed to approve: (1) the report of the Board of Directors of the Company for the year 2018, (2) the report of the Board of Supervisors of the Company for the year 2018, (3) the financial report of the Company for the year 2018, (4) the profit distribution plan of the Company

LETTER FROM THE BOARD

for the year 2018, (5) the remuneration of Directors and Supervisors of the Company, (6) the election of Mr. Han Bing as a Non-employee Representative Supervisor of the sixth session of the Board of Supervisors, (7) the proposed amendments to the Procedural Rules for the Shareholders’ General Meetings, (8) the proposed amendments to the Procedural Rules for the Board of Directors’ Meetings, (9) the proposed amendments to the Procedural Rules for the Board of Supervisors’ Meetings, and (10) the remuneration of auditors of the Company for the year 2018 and the appointment of auditors of the Company for the year 2019.

Special resolutions will be proposed at the AGM to approve: (11) the proposed amendments to the Articles of Association, (12) the general mandate of the Company to issue H Shares, and (13) the overseas issue of senior bonds.

The matters for shareholders’ review at the AGM include: (14) the duty report of the Independent Directors of the Board of Directors of the Company for the year 2018, and (15) the report on the status of connected transactions and the execution of the connected transactions management system of the Company for the year 2018.

In order to enable you to have a better understanding of the resolutions to be proposed at the AGM and to make an informed decision thereof, we have provided detailed information in this circular, including explanatory information to the proposed matters to be approved or reviewed at the AGM (see Appendix I), details of the proposed amendments to the Articles of Association (see Appendix II), details of the proposed amendments to the Procedural Rules for the Shareholders’ General Meetings (see Appendix III), details of the proposed amendments to the Procedural Rules for the Board of Directors’ Meetings (see Appendix IV), details of the proposed amendments to the Procedural Rules for the Board of Supervisors’ Meetings (see Appendix V), and the report on the status of connected transactions and execution of the connected transactions management system for the year 2018 (see Appendix VI).

THE AGM

The proxy form and the reply slip of the AGM are enclosed.

If you intend to appoint a proxy to attend the AGM, you are required to complete and return the enclosed proxy form in accordance with the instructions printed thereon. For holders of H Shares, the proxy form, together with the notarized power of attorney or any other authorization documents, should be returned to Computershare Hong Kong Investor Services Limited, and for holders of A Shares, the proxy form, together with the notarized power of attorney authorizing execution of the proxy form or any other authorization documents should be returned to the Company’s Board Office in person or by post not less than 24 hours (excluding any part of a day that is a public holiday) before the time appointed for convening the AGM (i.e. no later than 10:00 a.m. on 29 May 2019) or any adjourned meeting thereof. Completion and return of the proxy form will not preclude you from attending and voting at the AGM or at any adjourned meeting if you so wish.

LETTER FROM THE BOARD

If you intend to attend the AGM in person or by proxy, you are required to complete and return the reply slip to Computershare Hong Kong Investor Services Limited (for holders of H Shares) or to the Company’s Board Office (for holders of A Shares) on or before Friday, 10 May 2019.

VOTING BY POLL

According to Rule 13.39(4) of the Hong Kong Listing Rules, any vote of shareholders at a general meeting must be taken by poll. Accordingly, the Chairman of the AGM will exercise his power under the Articles of Association to demand a poll in relation to all the proposed resolutions at the AGM.

RECOMMENDATION

The Board considers that all resolutions proposed for consideration and approval by the shareholders at the AGM are in the best interests of the Company and its shareholders as a whole. Accordingly, the Board recommends the shareholders of the Company to vote in favour of all the proposed resolutions at the AGM.

Yours faithfully,
Wang Bin
Chairman

NOTICE OF ANNUAL GENERAL MEETING

CHINA LIFE INSURANCE COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 2628)

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the annual general meeting (the “Annual General Meeting”) of China Life Insurance Company Limited (the “Company”) will be held on Thursday, 30 May 2019 at 10:00 a.m. at Multi-function Hall, 2/F, Block A, China Life Plaza, 16 Financial Street, Xicheng District, Beijing, China, for the following purposes:

ORDINARY RESOLUTIONS

1.	To consider and approve the report of the Board of Directors of the Company for the year 2018.

2.	To consider and approve the report of the Board of Supervisors of the Company for the year 2018.

3.	To consider and approve the financial report of the Company for the year 2018.

4.	To consider and approve the profit distribution plan of the Company for the year 2018.

5.	To consider and approve the remuneration of Directors and Supervisors of the Company.

6.	To consider and approve the election of Mr. Han Bing as a Non-employee Representative Supervisor of the six session of the Board of Supervisors of the Company.

7.

To consider and approve the proposed amendments to the Procedural Rules for the Shareholders’ General Meetings (the full text of which is set out in Appendix III to the circular of the Company dated 12 April 2019 (the “Circular”)), and to authorize the Chairman of the Board of Directors or any person(s) authorized by him to make such further amendments which in his/her opinion may be necessary or desirable in the process of obtaining the relevant regulatory approvals in accordance with the requirements of relevant regulatory bodies and the stock exchanges on which the Company is listed from time to time.

NOTICE OF ANNUAL GENERAL MEETING

8.

To consider and approve the proposed amendments to the Procedural Rules for the Board of Directors’ Meetings (the full text of which is set out in Appendix IV to the Circular), and to authorize the Chairman of the Board of Directors or any person(s) authorized by him to make such further amendments which in his/her opinion may be necessary or desirable in the process of obtaining the relevant regulatory approvals in accordance with the requirements of relevant regulatory bodies and the stock exchanges on which the Company is listed from time to time.

9.

To consider and approve the proposed amendments to the Procedural Rules for the Board of Supervisors’ Meetings (the full text of which is set out in Appendix V to the Circular), and to authorize the Chairman of the Board of Supervisors or any person(s) authorized by him to make such further amendments which in his/her opinion may be necessary or desirable in the process of obtaining the relevant regulatory approvals in accordance with the requirements of relevant regulatory bodies and the stock exchanges on which the Company is listed from time to time.

10.	To consider and approve the remuneration of auditors of the Company for the year 2018 and the appointment of auditors of the Company for the year 2019.

SPECIAL RESOLUTIONS

11.

To consider and approve the proposed amendments to the Articles of Association (the full text of which is set out in Appendix II to the Circular), and to authorize the Chairman of the Board of Directors or any person(s) authorized by him to make such further amendments which in his/her opinion may be necessary or desirable in the process of obtaining the relevant regulatory approvals in accordance with the requirements of relevant regulatory bodies and the stock exchanges on which the Company is listed from time to time.

12.

To authorize the Board of Directors to determine if the Company shall issue overseas listed foreign shares (“H Shares”), after taking into account the market conditions and the needs of the Company, of an amount of not more than 20% of the H Shares of the Company in issue as at the date of passing of the special resolution at the Annual General Meeting.

Particulars of the authorization include but are not limited to:

(1)

To authorize the Board of Directors to allot, issue and deal with H Shares (“New Shares”) in accordance with the Company Law of the PRC and the regulatory requirements of the jurisdictions in which the shares of the Company are listed, after obtaining the approvals of the China Securities Regulatory Commission and other relevant PRC governmental departments. The aggregate nominal value of the New Shares to be allotted and issued (whether pursuant to a share option or otherwise) shall not exceed 20% of the total nominal value of the H Shares of the Company in issue as at the date of passing of this resolution.

NOTICE OF ANNUAL GENERAL MEETING

(2)	To authorize the Board of Directors to exercise the power of the Company to determine the terms and conditions for the allotment and issue of the New Shares, which include but not limited to:

(a)	the class and number of the New Shares to be allotted and/or issued;

(b)	the target of the issue and the use of proceeds;

(c)	the method of determining the issue price of the New Shares and/or the issue price (including the price range);

(d)	the commencement and closing dates for the issue;

(e)	the class and number of the New Shares to be issued to the existing shareholders; and

(f)	the making or grant of offers for sale, agreements and options which may require the exercise of such powers.

(3)

To authorize the Board of Directors to execute all necessary documents, to complete the necessary formalities and to take other necessary steps in order to complete the allotment, issue and listing of the New Shares, provided that there is no violation of the relevant laws, administrative regulations, the regulatory requirements of the jurisdictions in which the shares of the Company are listed and the Articles of Association of the Company, including but not limited to:

(a)	to consider, approve and execute on behalf of the Company agreements in relation to the issue, such as the underwriting agreement and engagement letters of intermediaries;

(b)

to fulfill the relevant approval process according to the requirements of the regulatory authorities and the jurisdictions in which the shares of the Company are listed, and to consider, approve and execute on behalf of the Company legal documents in relation to the issue which shall be submitted to the relevant regulatory authorities;

(c)	to amend the relevant agreements and legal documents mentioned in (a) and (b) above in accordance with the requirements of domestic and foreign regulatory authorities;

(d)	to consider and approve the affixing of the company seal on the relevant agreements and legal documents; and

(e)	to engage intermediaries for the issue, and to approve and execute such acts, deeds and documents as may be necessary, appropriate, desirable or relevant for the issue.

NOTICE OF ANNUAL GENERAL MEETING

(4)

To authorize the Board of Directors to, subject to the approval of the relevant PRC authorities, increase the registered capital of the Company to the required amount according to the actual shareholding structure of the Company at the time of completion of the allotment and issue of the New Shares and in accordance with the Company Law of the PRC.

(5)

To authorize the Board of Directors to make amendments to the Articles of Association of the Company as appropriate and necessary upon the allotment and issue of the New Shares, according to the method of the allotment and issue of the New Shares of the Company, the type and number of the New Shares to be allotted and issued, and the actual shareholding structure of the Company at the time of completion of the allotment and issue of the New Shares, in order to reflect the changes in the share capital structure and the registered capital of the Company, and any other changes caused by this authorization.

(6)	The general mandate shall come into force as of the date of passing of this resolution at the Annual General Meeting and shall continue in force until the earliest of the following three dates:

(a)	the conclusion of the annual general meeting of the Company for the year 2019;

(b)	the expiration of the 12-month period following the passing of this resolution at the Annual General Meeting; and

(c)	the date on which the authority given under this resolution is revoked or varied by a special resolution of the shareholders of the Company in a general meeting.

13.

To consider and approve the overseas issue of senior bonds in one or more tranche(s) in an aggregate amount of not exceeding USD3 billion or its equivalent in other foreign currency in the next three years based on the capital needs of the Company, the regulatory requirements and the market conditions, and to authorize the Board of Directors to delegate the management of the Company to deal with and decide on all specific matters relating to the overseas issue of such senior bonds, subject to the approval of regulatory authorities and based on the market conditions. Such authorization shall include but not limited to the following:

(1)

submitting and reporting to, filing and registering with, obtaining approvals and consents from the relevant domestic or overseas governmental departments and/or regulatory authorities, and undergoing other formalities such as collection of proceeds;

(2)

executing, implementing, revising, supplementing, completing, delivering and issuing all relevant agreements, contracts and documents (including, without limitation, announcements, circulars, sponsor and underwriting agreements, and contracts for intermediary service, etc.) in connection with the overseas issue of senior bonds to be submitted to the relevant domestic and overseas regulatory authorities, stock exchanges, organizations and/or individuals;

NOTICE OF ANNUAL GENERAL MEETING

(3)

formulating and implementing a detailed proposal with respect to the overseas issue of senior bonds as well as funds management, including, without limitation, the type of the issue, the size of each tranche, the form of the issue, the timing of the issue, the place of the issue, the tranches, the terms and conditions of the issue, the term of the debts, the coupon rate, the coupon payments, the registration of overseas senior bonds for custody purpose, the measures for the administration of overseas senior bonds, the detailed implementation plan for investment and management of proceeds, the investment manager and guideline, and after taking into account the actual circumstances, market conditions, policy changes and opinions from regulatory departments and domestic and overseas stock exchanges, making necessary changes to the overseas issue of senior bonds and determining the timing of the issue;

(4)	the authorization for the overseas issue of senior bonds will be valid for 36 months from the date of approval by the shareholders’ general meeting; and

(5)

the scheduled payment of interest or dividends accrued and the subsequent repayment of principal in connection with such overseas senior bonds shall be administered in the day-to-day work of the Company according to the requirements of relevant national regulations.

TO RECEIVE RELEVANT REPORTS

14.	To receive the duty report of the Independent Directors of the Board of Directors of the Company for the year 2018.

15.	To receive the report on the status of connected transactions and the execution of connected transactions management system of the Company for the year 2018.

Note:	The English version of this notice is for reference only. If there is any inconsistency between the Chinese and English versions, the Chinese version shall prevail.

By Order of the Board Heng Victor Ja Wei Company Secretary

12 April 2019

As at the date of this notice, the Board of Directors of the Company comprises:

Executive Directors:	Wang Bin, Su Hengxuan, Xu Haifeng
Non-executive Directors:	Yuan Changqing, Liu Huimin, Yin Zhaojun
Independent Non-executive Directors:	Chang Tso Tung Stephen, Robinson Drake Pike, Tang Xin, Leung Oi-Sie Elsie

NOTICE OF ANNUAL GENERAL MEETING

Notes:

1.	ELIGIBILITY FOR ATTENDING THE ANNUAL GENERAL MEETING AND CLOSURE OF REGISTER OF MEMBERS FOR H SHARES

The H Share register of members of the Company will be closed for the purpose of determining the entitlement of holders of H Shares to attend the Annual General Meeting from Tuesday, 30 April 2019 to Thursday, 30 May 2019 (both days inclusive), during which period no transfer of H Shares will be registered. In order to attend the Annual General Meeting, holders of H Shares should ensure that all transfer documents, accompanied by the relevant share certificates, are lodged with the Company’s H Share registrar, Computershare Hong Kong Investor Services Limited, at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong, not later than 4:30 p.m. on Monday, 29 April 2019.

The Company will announce separately on the Shanghai Stock Exchange details of the eligibility of holders of A Shares for attending the Annual General Meeting.

2.	RECOMMENDATION OF FINAL DIVIDEND, WITHHOLDING AND PAYMENT OF INCOME TAX AND CLOSURE OF REGISTER OF MEMBERS FOR H SHARES

The Board of Directors has recommended a final dividend of RMB0.16 per share (inclusive of tax), amounting to a total of approximately RMB4,522 million. If the dividend is distributed upon the approval of Resolution No. 4 by the shareholders, the final dividend is expected to be paid on Tuesday, 6 August 2019 to the holders of H Shares whose names appear on the H Share register of members of the Company on Tuesday, 18 June 2019.

The H Share register of members of the Company will be closed from Tuesday, 11 June 2019 to Tuesday, 18 June 2019 (both days inclusive), during which period no transfer of H Shares will be registered. In order to be entitled to the dividend, holders of H Shares should ensure that all transfer documents, accompanied by the relevant share certificates, are lodged with the Company’s H Share registrar, Computershare Hong Kong Investor Services Limited, at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong, not later than 4:30 p.m. on Monday, 10 June 2019.

According to the Enterprise Income Tax Law of the People’s Republic of China（《中華人民共和國企業所得稅法 》）and its implementation regulations which came into effect on 1 January 2008 and were amended on 29 December 2018 and other relevant rules and regulations, the Company is required to withhold and pay enterprise income tax at the rate of 10% before distributing the 2018 final dividend to non-resident enterprise shareholders as appearing on the H Share register of members of the Company. Any shares registered in the name of non-individual registered shareholders, including HKSCC Nominees Limited, other nominees, trustees or other groups and organizations, will be treated as being held by non-resident enterprise shareholders and therefore will be subject to the withholding of the enterprise income tax.

Pursuant to the Individual Income Tax Law of the People’s Republic of China（《中華人民共和國個人所得稅法 》）and its implementation regulations and other relevant rules and regulations, the Company is required to withhold and pay individual income tax before distributing the 2018 final dividend to individual shareholders as appearing on the H Share register of members of the Company (the “Individual H Shareholders”). However, the Individual H Shareholders may be entitled to certain tax preferential treatments pursuant to the tax treaties between the PRC and the countries (regions) in which the Individual H Shareholders are domiciled and the tax arrangements between Mainland China and Hong Kong (Macau). In this regard, the Company will implement the following arrangements in relation to the withholding and payment of individual income tax for the Individual H Shareholders:

•

For Individual H Shareholders who are Hong Kong or Macau residents or whose country (region) of domicile is a country (region) which has entered into a tax treaty with the PRC stipulating a tax rate of 10%, the Company will withhold and pay individual income tax at the rate of 10% on behalf of the Individual H Shareholders in the distribution of final dividend;

NOTICE OF ANNUAL GENERAL MEETING

•

For Individual H Shareholders whose country (region) of domicile is a country (region) which has entered into a tax treaty with the PRC stipulating a tax rate of less than 10%, the Company will temporarily withhold and pay individual income tax at the rate of 10% on behalf of the Individual H Shareholders in the distribution of final dividend;

•

For Individual H Shareholders whose country (region) of domicile is a country (region) which has entered into a tax treaty with the PRC stipulating a tax rate of more than 10% but less than 20%, the Company will withhold and pay individual income tax at the effective tax rate stipulated in the relevant tax treaty in the distribution of final dividend;

•

For Individual H Shareholders whose country (region) of domicile is a country (region) which has entered into a tax treaty with the PRC stipulating a tax rate of 20%, or a country (region) which has not entered into any tax treaties with the PRC, or under any other circumstances, the Company will withhold and pay individual income tax at the rate of 20% on behalf of the Individual H Shareholders in the distribution of final dividend.

If Individual H Shareholders consider that the tax rate adopted by the Company for the withholding and payment of individual income tax on their behalf is not the same as the tax rate stipulated in any tax treaties between the PRC and the countries (regions) in which they are domiciled, please submit promptly to the H Share registrar of the Company, Computershare Hong Kong Investor Services Limited, a letter of entrustment and all application materials showing that they are residents of a country (region) which has entered into a tax treaty with the PRC. The Company will then submit the above documents to competent tax authorities who will proceed with the subsequent tax related arrangements.

As to the holders of A Shares, it is expected that the Company will complete the distribution of the 2018 final dividend by Friday, 21 June 2019. The Company will announce separately on the Shanghai Stock Exchange details of the arrangement regarding the distribution of the 2018 final dividend to its holders of A Shares.

For Hong Kong investors (including enterprises and individuals) investing in the Company’s A Shares via the Shanghai Stock Connect Program, their dividends will be distributed in RMB by the Company through the Shanghai Branch of China Securities Depository and Clearing Corporation Limited to the account of the nominee holding such A Shares. The Company will withhold and pay income tax at the rate of 10% on behalf of those investors. For investors via the Shanghai Stock Connect Program who are tax residents of other countries and whose country of domicile is a country which has entered into a tax treaty with the PRC stipulating a dividend tax rate of less than 10%, those enterprises or individuals may, or may entrust a withholding agent to, apply to the competent tax authorities for the entitlement of the rate under such tax treaty. Upon approval by the tax authorities, the paid amount in excess of the tax payable based on the tax rate according to such tax treaty will be refunded. The record date, the dividend distribution date and other arrangements for investors via the Shanghai Stock Connect Program will be the same as those for the holders of A Shares of the Company.

For Shanghai and Shenzhen investors (including enterprises and individuals) investing in the Company’s H Shares via the Hong Kong Stock Connect Program, the Shanghai Branch and the Shenzhen Branch of China Securities Depository and Clearing Corporation Limited, as the nominees of the holders of H Shares for investors via the Hong Kong Stock Connect Program, will receive the dividends distributed by the Company and distribute such dividends to the relevant investors through its depositary and clearing system. The final dividend to be distributed to the investors of H Shares via the Hong Kong Stock Connect Program will be paid in RMB. The record date for investors of H Shares via the Hong Kong Stock Connect Program will be the same as that for the holders of H Shares of the Company. If approved at the Annual General Meeting, the final dividend is expected to be paid on Thursday, 8 August 2019 to the investors of H Shares via the Hong Kong Stock Connect Program. Pursuant to the Notice on Relevant Taxation Policies Concerning the Pilot Inter-connected Mechanism for Trading on the Shanghai Stock Market and the Hong Kong Stock Market (Cai Shui [2014] No. 81)（《關於滬港股票市場交易互聯互通機制試點有關稅收政策的通知》（財稅 [2014]81號））promulgated on 17 November 2014, the Notice on Relevant Taxation Policies Concerning the Pilot Inter-connected Mechanism for Trading on the Shenzhen Stock Market and the Hong Kong Stock Market (Cai Shui [2016] No. 127)（《關於深港股票市場交易互聯互通機制試點有關稅收政策的通知》（財稅 [2016]127號））promulgated on 5 December 2016 and the Notice of the Ministry of Finance, the State Administration of Taxation and the China Securities Regulatory Commission on Continuing to Implement the Relevant Individual Income

NOTICE OF ANNUAL GENERAL MEETING

Tax Policy Concerning the Inter-connected Mechanism for Trading on the Shanghai Stock Market and the Hong Kong Stock Market (Cai Shui [2017] No. 78)（《財政部、稅務總局、證監會關於繼續執行滬港股票市場交易互聯互通機制有關個人所得稅政策的通知》（財稅 [2017]78號）） promulgated on 17 November 2017:

•

For Mainland individual investors who invest in the H Shares of the Company via the Hong Kong Stock Connect Program, the Company will withhold individual income tax at the rate of 20% in the distribution of the final dividend. Individual investors may, by producing valid tax payment proofs, apply to the competent tax authority of China Securities Depository and Clearing Corporation Limited for tax refund relating to the withholding tax already paid abroad. For Mainland securities investment funds that invest in the H Shares of the Company via the Hong Kong Stock Connect Program, the Company will withhold individual income tax in the distribution of the final dividend pursuant to the foregoing provisions;

•

For Mainland enterprise investors that invest in the H Shares of the Company via the Hong Kong Stock Connect Program, the Company will not withhold the income tax in the distribution of the final dividend and the Mainland enterprise investors shall file the tax returns on their own.

3.	PROXY

(1)

Each shareholder entitled to attend and vote at the Annual General Meeting may appoint one or more proxies in writing to attend and vote on his behalf. A proxy need not be a shareholder of the Company.

(2)

The instrument appointing a proxy must be in writing by the appointor or his attorney duly authorized in writing, or if the appointor is a legal entity, either under seal or signed by a director or a duly authorized attorney. If that instrument is signed by an attorney of the appointor, the power of attorney authorizing that attorney to sign or other documents of authorization must be notarized.

To be valid, for holders of H Shares, the proxy form and notarized power of attorney or other documents of authorization must be delivered to Computershare Hong Kong Investor Services Limited, not less than 24 hours (excluding any part of a day that is a public holiday) before the time appointed for the Annual General Meeting (the proxy form for use at the Annual General Meeting is attached herewith).

4.	REGISTRATION PROCEDURES FOR ATTENDING THE ANNUAL GENERAL MEETING

(1)

A shareholder or his proxy should produce proof of identity when attending the Annual General Meeting. If a shareholder is a legal person, its legal representative or other person authorized by the board of directors or other governing body of such shareholder may attend the Annual General Meeting by producing a copy of the resolution of the board of directors or other governing body of such shareholder appointing such person to attend the meeting.

(2)

Shareholders of the Company intending to attend the Annual General Meeting in person or by their proxies should return the reply slip for attending the Annual General Meeting in person, by post or by facsimile to Computershare Hong Kong Investors Services Limited (for holders of H Shares) or to the Company’s Board Office (for holders of A Shares) on or before Friday, 10 May 2019.

5.	VOTING BY POLL

According to Rule 13.39(4) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, any vote of shareholders at a general meeting must be taken by poll. Accordingly, the Chairman of the Annual General Meeting will exercise his power under the Articles of Association to demand a poll in relation to all the proposed resolutions at the Annual General Meeting.

6.	MISCELLANEOUS

(1)	Shareholders who attend the meeting in person or by proxy shall bear their own travelling and accommodation expenses.

NOTICE OF ANNUAL GENERAL MEETING

(2)	The address of Computershare Hong Kong Investor Services Limited is:

Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong.

(3)	The address of China Securities Depository and Clearing Corporation Limited Shanghai Branch is:

Level 36, China Insurance Building, 166 East Lujiazui Road, Pudong New District, Shanghai, the People’s Republic of China.

(4)	The address of China Securities Depository and Clearing Corporation Limited Shenzhen Branch is:

22-28/F, Shenzhen Stock Exchange Building, 2012 Shennan Blvd, Futian District, Shenzhen, the People’s Republic of China.

(5)	The office address of the Company is: 16 Financial Street, Xicheng District, Beijing, the People’s Republic of China.

Postal code	:	100033
Contact office	:	Board Office
Telephone No.	:	86 (10) 6363 1248
Facsimile No.	:	86 (10) 6657 5112

APPENDIX I	BUSINESS OF THE ANNUAL GENERAL MEETING

The explanatory information to the proposed matters to be approved or reviewed at the AGM are set out below:

(A)	ORDINARY RESOLUTIONS

RESOLUTION 1.	TO CONSIDER AND APPROVE THE REPORT OF THE BOARD OF DIRECTORS OF THE COMPANY FOR THE YEAR 2018

The Company’s report of the Board of Directors for the year 2018 is set out in the sections headed “Corporate Governance” and “Report of the Board of Directors” in the Company’s 2018 Annual Report.

RESOLUTION 2.	TO CONSIDER AND APPROVE THE REPORT OF THE BOARD OF SUPERVISORS OF THE COMPANY FOR THE YEAR 2018

The Company’s report of the Board of Supervisors for the year 2018 is set out in the section headed “Report of the Board of Supervisors” in the Company’s 2018 Annual Report.

RESOLUTION 3.	TO CONSIDER AND APPROVE THE FINANCIAL REPORT OF THE COMPANY FOR THE YEAR 2018

The audited financial statements and auditor’s report for the year ended 31 December 2018 are set out in the sections headed “Independent Auditor’s Report”, “Consolidated Statement of Financial Position”, “Consolidated Statement of Comprehensive Income”, “Consolidated Statement of Changes in Equity”, “Consolidated Statement of Cash Flows” and “Notes to the Consolidated Financial Statements” in the Company’s 2018 Annual Report.

RESOLUTION 4.	TO CONSIDER AND APPROVE THE PROFIT DISTRIBUTION PLAN OF THE COMPANY FOR THE YEAR 2018

In accordance with the audited financial report of the Company for the year 2018 and the requirements of relevant laws and regulations, the Board proposes the following profit distribution plan of the Company for the year 2018:

(1) A sum of RMB1,275 million (being 10% of the after-tax profit of the Company) will be allocated to the discretionary reserve fund of the Company.

APPENDIX I	BUSINESS OF THE ANNUAL GENERAL MEETING

(2)   The Company proposes to pay a cash dividend of RMB0.16 per share (inclusive of tax), totaling RMB4,522 million, to all shareholders of the Company, of which RMB3,092 million is payable to China Life Insurance (Group) Company, RMB240 million is payable to other holders of A Shares, and RMB1,191 million is payable to holders of H Shares.

(3)   After the foregoing distributions of the after-tax profit of the Company for the year 2018, the undistributed amount will be retained as undistributed profit for distribution in future years. No capitalization of capital reserve is provided in the profit distribution plan for the current financial year.

Pursuant to the relevant requirements under Article 20 of the Rules on the Regulation of Solvency of Insurance Companies No. 13: Public Disclosure of Solvency Information（《保險公司償付能力監管規則第13號：償付能力信息公開披露》） , the Company shall announce the impact of a profit distribution plan on its solvency ratio at the same time as its release of such profit distribution plan to its shareholders. As at 31 December 2018, the Company had a core solvency ratio of 250.55% and a comprehensive solvency ratio of 250.56%. This profit distribution has affected the solvency ratio by approximately -1.49 percentage points.

RESOLUTION 5.	TO CONSIDER AND APPROVE THE REMUNERATION OF DIRECTORS AND SUPERVISORS OF THE COMPANY

(1) Payment of remuneration for the year 2017

(a) Remuneration of the then Directors for the year 2017

The total salary of the then Directors for the year 2017 was RMB8,596,000 (including the deferral payment of performance bonus amounting to RMB2,200,800) and their welfare (including benefits, social insurance, housing provident fund and enterprise annuity fund paid by the Company) was RMB652,000, amounting to a total remuneration of RMB9,248,000, of which RMB7,047,200 was paid in 2017.

APPENDIX I	BUSINESS OF THE ANNUAL GENERAL MEETING

(b) Remuneration of the then Supervisors for the year 2017

The total salary of the then Supervisors for the year 2017 was RMB6,581,900 (including the deferral payment of performance bonus amounting to RMB828,500) and their welfare (including benefits, social insurance, housing provident fund and enterprise annuity fund paid by the Company) was RMB1,176,000, amounting to a total remuneration of RMB7,757,900, of which RMB6,929,400 was paid in 2017.

(2) Payment of remuneration for the year 2018

As at the date of the Notice of Annual General Meeting of the Company, the standards for the performance bonus in the remuneration payable to Directors and Supervisors of the Company for the year 2018 had not been finalized. The remuneration of Directors and Supervisors of the Company for the year 2018 was determined in accordance with the relevant regulatory requirements and the relevant remuneration management measures of the Company, the details of which are set out below:

(a) Payment of remuneration to Directors

The total salary paid to the then Directors for the year 2018 was RMB4,654,000 and their welfare (including benefits, social insurance, housing provident fund and enterprise annuity fund paid by the Company) was RMB699,400, amounting to a total remuneration of RMB5,353,400 in 2018.

(b) Payment of remuneration to Supervisors

The total salary paid to the then Supervisors for the year 2018 was RMB2,898,400 and their welfare (including benefits, social insurance, housing provident fund and enterprise annuity fund paid by the Company) was RMB1,164,500, amounting to a total remuneration of RMB4,062,900 in 2018.

APPENDIX I	BUSINESS OF THE ANNUAL GENERAL MEETING

(3) Remuneration arrangements for the year 2019

(a) Remuneration arrangements of Directors

(I) Executive Directors

(i) Mr. Wang Bin, the Chairman of the Board, and Mr. Su Hengxuan, an Executive Director, will receive remuneration from the controlling shareholder of the Company pursuant to the relevant regulations.

(ii)  With respect to other Executive Directors, an assessment will be made in respect of the development of the Company and value contribution, as well as the average wages of employees of central enterprises every two years in accordance with the requirements of the Measures on the Administration of Remuneration of Directors, Supervisors and Senior Management Officers of China Life Insurance Company Limited for the purpose of making reasonable adjustments to the plan and standards of remuneration of Directors, Supervisors and senior management officers. Based on the above, the remuneration of the Executive Directors for the year 2019 remains to be determined according to the 2018 standards of remuneration. In the event that the relevant policies are amended, such remuneration standards will be adjusted accordingly and will be proposed at the Company’s annual general meeting for the year 2019 for shareholders’ approval.

(II) Non-executive Directors

In accordance with the regulatory requirements of the PRC, Non-executive Directors will not receive any remuneration from the Company.

APPENDIX I	BUSINESS OF THE ANNUAL GENERAL MEETING

(III) Independent Directors

In accordance with the proposal examined and approved by the Board of Directors, the remuneration of Independent Directors will comprise basic salary and performance bonus. In particular, the basic salary will be RMB250,000 per annum and the performance bonus will be RMB50,000 per annum. In view of the greater responsibilities to be undertaken by the members of the Audit Committee, the performance bonus for each member of the Audit Committee will increase by RMB20,000 per annum.

(b) Remuneration arrangement of Supervisors

In accordance with the requirements of the Measures on the Administration of Remuneration of Directors, Supervisors and Senior Management Officers of China Life Insurance Company Limited, the remuneration of the Chairman of the Board of Supervisors for the year 2019 remains to be determined according to the 2018 standards of remuneration. In the event that the relevant policies are amended, such remuneration standards will be adjusted accordingly and will be proposed at the Company’s annual general meeting for the year 2019 for shareholders’ approval.

The remuneration of the Supervisors who hold positions in the Company for the year 2019 will be determined in accordance with the relevant remuneration management measures of the Company, and its implementation will be proposed at the Company’s annual general meeting for the year 2019 for shareholders’ approval.

RESOLUTION 6.	TO CONSIDER AND APPROVE THE ELECTION OF MR. HAN BING AS A NON-EMPLOYEE REPRESENTATIVE SUPERVISOR OF THE SIXTH SESSION OF THE BOARD OF SUPERVISORS OF THE COMPANY

Reference is made to the announcement of the Company dated 27 March 2019. On 27 March 2019, the Board of Supervisors considered and approved the proposal in relation to the nomination of Mr. Han Bing as a candidate for the Non-employee Representative Supervisor of the sixth session of the Board of Supervisors of the Company. The proposal is hereby submitted to the AGM for consideration and approval.

APPENDIX I	BUSINESS OF THE ANNUAL GENERAL MEETING

The biographical details of Mr. Han Bing are set out below:

Mr. Han Bing, born in November 1971, has been serving as the General Manager of the Human Resources Department of the Company since December 2018. He served as the General Manager of the Human Resources Department of China Life Pension Company Limited from March 2016 to December 2018. During the period from 2014 to 2016, he successively served as the Deputy General Manager and the Secretary to the Discipline Inspection Committee of Ningbo Branch, and the Deputy General Manager and the Secretary to the Discipline Inspection Committee of Tibet Autonomous Region Branch of the Company. During the period from 2006 to 2014, he served as the Deputy General Manager of the Human Resources Department of the Company. Mr. Han Bing graduated from the Beijing College of Economics in 1994, majoring in labour economics with a bachelor’s degree in economics.

The qualification of Mr. Han Bing as a Supervisor is subject to the approval of the CBIRC. Mr. Han Bing will enter into a service contract with the Company. His term of office shall be effective from the date of approval by the CBIRC and end on the expiry of the term of the sixth session of the Board of Supervisors. He is eligible for re-election upon expiry of his term. Mr. Han Bing will not receive any supervisor’s fee from the Company, but will receive corresponding remuneration in accordance with his position in the Company, including salary, bonus and allowance. The remuneration of Mr. Han Bing is determined by reference to the relevant remuneration system of the Company.

Save as disclosed above, Mr. Han Bing has not held any directorships in other listed public companies in the last three years, does not hold any other position with the Company or any of its subsidiaries, and is not connected with any Directors, senior management or substantial or controlling shareholders of the Company. Mr. Han Bing does not have any interests in shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong).

Further, there is nothing in respect of the election of Mr. Han Bing that needs to be disclosed pursuant to Rule 13.51(2) of the Hong Kong Listing Rules nor is there anything that needs to be brought to the attention of the shareholders of the Company.

APPENDIX I	BUSINESS OF THE ANNUAL GENERAL MEETING

RESOLUTION 7.	TO CONSIDER AND APPROVE THE PROPOSED AMENDMENTS TO THE PROCEDURAL RULES FOR THE SHAREHOLDERS’ GENERAL MEETINGS

In order to reflect the proposed amendments to the Articles of Association (please refer to Resolution No. 11 for details), the Company intends to make corresponding changes to the Procedural Rules for the Shareholders’ General Meetings. The proposed amendments mainly include:

(1) revising the duties and powers of shareholders’ general meetings, and the matters to be approved by way of ordinary resolution and special resolution;

(2) determining the “material” standard used in “material external investment, acquisition of material assets, disposal and write-off of material assets, and pledge of material assets”; and

(3)   adding new provisions, including the requirement of submitting notices and resolutions of shareholders’ general meetings to the CBIRC, the circumstances where no shareholders’ general meeting shall be convened by way of communication voting, and the form of voting for any proposals submitted to shareholders’ general meetings.

The Board of Directors puts forward to the AGM to consider and approve the proposed amendments to the Procedural Rules for the Shareholders’ General Meetings, and to authorize the Chairman of the Board of Directors or any person(s) authorized by him to make such further amendments which in his/her opinion may be necessary or desirable in the process of obtaining the relevant regulatory approvals in accordance with the requirements of relevant regulatory bodies and the stock exchanges on which the Company is listed from time to time. The amendments to the Procedural Rules for the Shareholders’ General Meetings shall come into effect after the approval from the CBIRC is obtained.

The full text of the proposed amendments to the Procedural Rules for the Shareholders’ General Meetings is set out in Appendix III to this circular.

APPENDIX I	BUSINESS OF THE ANNUAL GENERAL MEETING

RESOLUTION 8.	TO CONSIDER AND APPROVE THE PROPOSED AMENDMENTS TO THE PROCEDURAL RULES FOR THE BOARD OF DIRECTORS’ MEETINGS

In order to reflect the proposed amendments to the Articles of Association (please refer to Resolution No. 11 for details), the Company intends to make corresponding changes to the Procedural Rules for the Board of Directors’ Meetings. The proposed amendments mainly include:

(1)   revising the duties and powers and the composition of the Board of Directors, the duties and powers, form of nomination and qualification of Independent Directors, and the abstention and voting rules of connected transactions in accordance with the amendments to the Articles of Association; adding the mechanism of authorization by the Board of Directors, the requirements for approving the qualification of Directors, the actions to be taken by the Company in the circumstances where the Directors fail to perform their duties, and the obligation of the Board of Directors to report to shareholders’ general meetings;

(2)   adding the duties of the Board of Directors and the relevant special committee thereunder with respect to assets and liabilities management and the qualification of the chairman of the relevant special committee in accordance with the Regulatory Rules for the Management of Insurance Assets and Liabilities (Nos. 1-5); and

(3)   further clarifying the definition of subsidiaries, the authority of the Board of Directors with respect to external donation, and the time for serving the notice of special meetings of the Board of Directors, etc. based on the actual situation of the Company.

The Board of Directors puts forward to the AGM to consider and approve the proposed amendments to the Procedural Rules for the Board of Directors’ Meetings, and to authorize the Chairman of the Board of Directors or any person(s) authorized by him to make such further amendments which in his/her opinion may be necessary or desirable in the process of obtaining the relevant regulatory approvals in accordance with the requirements of relevant regulatory bodies and the stock exchanges on which the Company is listed from time to time. The amendments to the Procedural Rules for the Board of Directors’ Meetings shall come into effect after the approval from the CBIRC is obtained.

The full text of the proposed amendments to the Procedural Rules for the Board of Directors’ Meetings is set out in Appendix IV to this circular.

APPENDIX I	BUSINESS OF THE ANNUAL GENERAL MEETING

RESOLUTION 9.	TO CONSIDER AND APPROVE THE PROPOSED AMENDMENTS TO THE PROCEDURAL RULES FOR THE BOARD OF SUPERVISORS’ MEETINGS

In order to reflect the proposed amendments to the Articles of Association (please refer to Resolution No. 11 for details), the Company intends to make corresponding changes to the Procedural Rules for the Board of Supervisors’ Meetings. The proposed amendments mainly include:

(1) adding the requirements for approving the qualification of Supervisors, and the right of the Board of Supervisors to nominate Independent Directors; and

(2) determining the authority to formulate and amend the Procedural Rules for the Board of Supervisors’ Meetings.

The Board of Supervisors puts forward to the AGM to consider and approve the proposed amendments to the Procedural Rules for the Board of Supervisors’ Meetings, and to authorize the Chairman of the Board of Supervisors or any person(s) authorized by him to make such further amendments which in his/her opinion may be necessary or desirable in the process of obtaining the relevant regulatory approvals in accordance with the requirements of relevant regulatory bodies and the stock exchanges on which the Company is listed from time to time. The amendments to the Procedural Rules for the Board of Supervisors’ Meetings shall come into effect after the approval from the CBIRC is obtained.

The full text of the proposed amendments to the Procedural Rules for the Board of Supervisors’ Meetings is set out in Appendix V to this circular.

APPENDIX I	BUSINESS OF THE ANNUAL GENERAL MEETING

RESOLUTION 10.	TO CONSIDER AND APPROVE THE REMUNERATION OF AUDITORS OF THE COMPANY FOR THE YEAR 2018 AND THE APPOINTMENT OF AUDITORS OF THE COMPANY FOR THE YEAR 2019

As approved by the shareholders at the annual general meeting for the year 2017, Ernst & Young Hua Ming LLP was appointed as the PRC auditor and the auditor for US Form 20-F of the Company for the year 2018, and Ernst & Young was appointed as the Hong Kong auditor of the Company for the year 2018. The total remuneration of the auditors for the year 2018 is proposed to be RMB55.68 million (inclusive of tax).

The Board proposed to re-appoint Ernst & Young Hua Ming LLP as the PRC auditor and the auditor for US Form 20-F of the Company for the year 2019, and Ernst & Young as the Hong Kong auditor of the Company for the year 2019, who will hold office until the conclusion of the annual general meeting for the year 2019, and to authorize the Board to determine their remuneration for the year 2019.

(B) SPECIAL RESOLUTIONS

RESOLUTION 11.	TO CONSIDER AND APPROVE THE PROPOSED AMENDMENTS TO THE ARTICLES OF ASSOCIATION

With the changes of the external regulatory environment, laws and regulations, as well as regulatory requirements, the Company proposes to make amendments to the Articles of Association in accordance with the requirements of the Guidelines on the Articles of Association of Insurance Companies (Bao Jian Fa [2017] No. 36) and the regulatory requirements of the securities regulatory authorities of the places where the Company is listed. The proposed amendments mainly include:

(1)   adding the provisions concerning the establishment of the Party Committee pursuant to the requirements of the Guidelines on Inclusion of the Party Committee in the Articles of Association of the Central Financial Enterprises and the Governance Standards for Listed Companies;

APPENDIX I	BUSINESS OF THE ANNUAL GENERAL MEETING

(2)   adding the obligation of shareholders who hold more than 5% of shares of the Company to inform the Company of significant matters in accordance with the Company Law, the Guidelines on the Articles of Association of Insurance Companies, the Guidelines on the Articles of Association of Listed Companies, the Governance Standards for Listed Companies and the actual situation of the operation and management of the Company;

(3)   adding the chapter of “Special Matters of Corporate Governance” as required by the CBIRC, which stipulates that the Company shall adopt the internal corrective procedures and apply to the CBIRC for guidance if it faces possible failures in its corporate governance mechanism, and sets out the obligations to be undertaken by the Company and its shareholders, etc.;

(4)   further defining the specific duties and powers of shareholders’ general meetings and the Board of Directors, and setting out any share transfer of the controlling shareholder and the circumstances where no meeting of the Board of Directors shall be convened by way of communication voting in accordance with the requirements of the CBIRC;

(5)   determining the form of nomination of Independent Directors, their duties and powers, and their right to report to the CBIRC, adding the additional obligation of Independent Directors to inform the Board of their inability to attend meetings, the restrictive conditions for their re-appointment and the procedures of removal of Independent Directors, and removing the restrictions on the number of Independent Directors nominated by shareholders, etc. in accordance with the requirements of regulatory authorities, including the CBIRC;

(6) revising and modifying the provisions with respect to the repurchase of shares of the Company in accordance with the Company Law; and

(7)   optimizing the elements for constituting the Articles of Association, adding conditions for giving effect to and implementing the Articles of Association, and setting out in detail the record for the formulation of and amendments to the Articles of Association at the beginning of the Articles of Association.

APPENDIX I	BUSINESS OF THE ANNUAL GENERAL MEETING

With respect to the amendment to the provisions on share repurchase in item No. (6) above, as stated in Article 273 of the revised Articles of Association, in the event of any inconsistency between the relevant laws, regulations, rules, regulatory documents and the requirements of regulatory authorities of the place where the shares of the Company are listed, and the Articles of Association, the relevant laws, regulations, rules, regulatory documents and the requirements of regulatory authorities of the place where the shares of the Company are listed shall prevail. Therefore, the Company shall also comply with all applicable requirements if it is to repurchase its issued shares. In particular, pursuant to Rule 10.06(5) and Rule 19A.24 of the Hong Kong Listing Rules, the listing of all the H Shares which are repurchased by the Company shall be automatically cancelled upon repurchase and the Company must apply for listing of any further issues of H Shares in the normal way. The Company shall ensure that the documents of title of the repurchased H Shares are cancelled and destroyed as soon as reasonably practicable following the settlement of any such repurchase of H Shares. In addition, pursuant to Rule 19A.25(1) of the Hong Kong Listing Rules, any share repurchase by the Company in the future shall be subject to (i) the approval by the shareholders at a general meeting by way of a special resolution, (ii) the approval by the holders of A Shares at an A Share class meeting by way of a special resolution, and (iii) the approval by the holders of H Shares at a H Share class meeting by way of a special resolution. Any share repurchase conducted by the Company shall be subject to the applicable requirements and restrictions under Chapter 10 and Chapter 19A of the Hong Kong Listing Rules. The Company shall also ensure that any share repurchase will be able to satisfy the public float requirements under the Hong Kong Listing Rules.

APPENDIX I	BUSINESS OF THE ANNUAL GENERAL MEETING

The Board is of the view that the revised Articles of Association are conducive to the construction of a healthy corporate governance structure, the establishment of a sound corporate governance operating mechanism, and the clarification of the authority of shareholders’ general meetings, the Board of Directors and the president, which can further enhance the efficiency of the Company’s management in decision-making and the operating efficiency of the Company. As such, the Board of Directors puts forward to the AGM to consider and approve the proposed amendments to the Articles of Association, and to authorize the Chairman of the Board of Directors or any person(s) authorized by him to make such further amendments which in his/her opinion may be necessary or desirable in the process of obtaining the relevant regulatory approvals in accordance with the requirements of relevant regulatory bodies and the stock exchanges on which the Company is listed from time to time. The amendments to the Articles of Association shall come into effect after the approval from the CBIRC is obtained.

The full text of the proposed amendments to the Articles of Association is set out in Appendix II to this circular.

RESOLUTION 12.	TO CONSIDER AND APPROVE THE GENERAL MANDATE OF THE COMPANY TO ISSUE H SHARES

According to the Mandatory Provisions of Articles of Association of Companies Listing Overseas, the regulatory requirements of the jurisdictions in which the shares of the Company are listed and the requirements of the Articles of Association of the Company, it is now proposed to the Annual General Meeting to authorize the Board to determine if the Company shall issue H Shares after taking into account the market conditions and the needs of the Company, of an amount of not more than 20% of the H Shares of the Company in issue as at the date of passing of the special resolution at the AGM.

The specific terms of the authorization are contained in the Notice of Annual General Meeting of the Company dated 12 April 2019.

APPENDIX I	BUSINESS OF THE ANNUAL GENERAL MEETING

RESOLUTION 13.	TO CONSIDER AND APPROVE THE OVERSEAS ISSUE OF SENIOR BONDS

In order to enhance financing efficiency, reduce financing costs and increase profitability, the Company proposes to issue overseas senior bonds in one or more tranche(s) in an aggregate amount of not exceeding USD3 billion or its equivalent in other foreign currency in the next three years based on the capital needs of the Company, the regulatory requirements and the market conditions.

The full text of the proposed overseas issue of senior bonds is set out in the Notice of Annual General Meeting of the Company dated 12 April 2019.

(C) TO RECEIVE RELEVANT REPORTS

RESOLUTION 14.	TO RECEIVE THE DUTY REPORT OF THE INDEPENDENT DIRECTORS OF THE BOARD OF DIRECTORS OF THE COMPANY FOR THE YEAR 2018

Pursuant to the relevant regulatory requirements and the Articles of Association of the Company, the duty report of the Independent Directors of the Board of Directors of the Company for the year 2018 has been approved at the twelfth meeting of the sixth session of the Board held on 27 March 2019. No shareholders’ approval is required for such report. In accordance with the requirements of the Notice on Completing the Disclosure Work for the 2018 Annual Report of Listed Companies issued by the Shanghai Stock Exchange, the Company has separately disclosed the duty report of the Independent Directors of the Board of Directors of the Company for the year 2018. Please refer to the announcement published by the Company on 28 March 2019 for details of the report.

RESOLUTION 15.	TO RECEIVE THE REPORT ON THE STATUS OF CONNECTED TRANSACTIONS AND THE EXECUTION OF THE CONNECTED TRANSACTIONS MANAGEMENT SYSTEM OF THE COMPANY FOR THE YEAR 2018

Pursuant to the requirements under the Interim Management Measures on Connected Transactions of Insurance Companies published by the former China Insurance Regulatory Commission, the board of directors of insurance companies shall submit a report in respect of the status of connected transactions and the execution of the connected transactions management system to the shareholders’ general meeting. No shareholders’ approval is required for such report. The report on the status of connected transactions and the execution of the connected transactions management system of the Company for the year 2018 is set out in Appendix VI to this circular for shareholders’ information.

APPENDIX II	PROPOSED AMENDMENTS TO THE ARTICLES OF ASSOCIATION

Record for the Formulation of and

Amendments to the Articles of Association

No.	Formulation of the Articles of Association	Date of Resolution	Name of the Meetings	CBIRC’s Approval Document Number
1	Formulation of the Articles of Association	April 29, 2003	Inaugural Meeting	Bao Jian Fu [2003] No. 115

2	1st amendment	September 11, 2003	Second Extraordinary General Meeting in 2003	Bao Jian Fu [2003] No. 190

3	2nd amendment	November 12, 2003	Third Extraordinary General Meeting in 2003	Bao Jian Fu [2003] No. 221

4	3rd amendment	June 18, 2004	Annual General Meeting in 2004	Bao Jian Fa Gai [2004] No. 1592

5	4th amendment	June 16, 2005	Annual General Meeting in 2005	Bao Jian Fa Gai [2005] No. 924

6	5th amendment	March 16, 2006	First Extraordinary General Meeting in 2006	Bao Jian Fa Gai [2006] No. 319

7	6th amendment	June 16, 2006	Annual General Meeting in 2006	Bao Jian Fa Gai [2006] No. 830

8	7th amendment	October 16, 2006	Second Extraordinary General Meeting in 2006	Bao Jian Fa Gai [2006] No. 1431

9	8th amendment	January 31, 2007	Interim Meeting of the Board of Directors	Bao Jian Fa Gai [2007] No. 323

10	9th amendment	October 27, 2008	First Extraordinary General Meeting in 2008	Bao Jian Fa Gai [2008] No. 1746

11	10th amendment	May 25, 2009	Annual General Meeting in 2009	Bao Jian Fa Gai [2009] No. 1035

12	11th amendment	June 4, 2010	2009 Annual General Meeting	Bao Jian Fa Gai [2010] No. 959

13	12th amendment	June 3, 2011	2010 Annual General Meeting	Bao Jian Fa Gai [2011] No. 1166

14	13th amendment	May 22, 2012	2011 Annual General Meeting	Bao Jian Fa Gai [2012] No. 771

15	14th amendment	February 19, 2013	First Extraordinary General Meeting in 2013	Bao Jian Fa Gai [2013] No. 360

16	15th amendment	February 19, 2013	First Extraordinary General Meeting in 2013	Bao Jian Xu Ke [2013] No. 313

17	16th amendment	June 5, 2013	2012 Annual General Meeting	Bao Jian Xu Ke [2013] No. 130

18	17th amendment	May 29, 2014	2013 Annual General Meeting	Bao Jian Xu Ke [2014] No. 568

19	18th amendment	May 28, 2015	2014 Annual General Meeting	Bao Jian Xu Ke [2016] No. 289

APPENDIX II	PROPOSED AMENDMENTS TO THE ARTICLES OF ASSOCIATION

No.	Provisions of the Existing Articles of Association	Provisions of the Revised Articles of Association

1

Article 1 China Life Insurance Company Limited (the “Company”) is a joint stock limited company established in accordance with the Insurance Law of the People’s Republic of China (the “Insurance Law”), the Company Law of the People’s Republic of China (the “Company Law”), the Securities Law of the People’s Republic of China (the “Securities Law”), the State Council’s Special Regulations on the Overseas Offering and Listing of Shares by Joint Stock Limited Companies (the “Special Regulations”), and other relevant national laws and administrative regulations.

The Company was established by way of promotion with China Life Insurance Company as the sole promoter, and with the approval of the China Insurance Regulatory Commission (the “CIRC”), as evidenced by the approving document Bao Jian Fu [2003] No. 115. It is registered with, and has obtained a business license for an enterprise as a legal person from, the State Administration for Industry and Commerce on June 30, 2003. The Company’s business license number is 100000000037965.

The promoter of the Company is China Life Insurance (Group) Company (“CLIC”).

The predecessor of China Life Insurance (Group) Company is China Life Insurance Company. China Life Insurance Company was changed to China Life Insurance (Group) Company after obtaining the approval of the CIRC (Bao Jian Fu [2003] No. 108). CLIC obtained its business license for an enterprise as a legal person (Registration No. 1000001002372) reissued by the State Administration for Industry and Commerce on July 21, 2003.

Article 1 China Life Insurance Company Limited (the “Company”) is a joint stock limited company established in accordance with the Insurance Law of the People’s Republic of China (the “Insurance Law”), the Company Law of the People’s Republic of China (the “Company Law”), the Securities Law of the People’s Republic of China (the “Securities Law”), the State Council’s Special Regulations on the Overseas Offering and Listing of Shares by Joint Stock Limited Companies (the “Special Regulations”), and other relevant national laws and administrative regulations.

The Company was established by way of promotion with China Life Insurance Company as the sole promoter, and with the approval of the former China Insurance Regulatory Commission (which was renamed as the China Banking and Insurance Regulatory Commission, the “CBIRC”), as evidenced by the approving document Bao Jian Fu [2003] No. 115. It is registered with, and has obtained a business license from, the State Administration for Industry and Commerce on June 30, 2003. The Company’s unified social credit code is 9110000071092841XX.

The promoter of the Company is China Life Insurance (Group) Company (“CLIC”).

The predecessor of China Life Insurance (Group) Company is China Life Insurance Company. China Life Insurance Company was changed to China Life Insurance (Group) Company after obtaining the approval of the former CIRC (Bao Jian Fu [2003] No. 108).

2	Article 6 Pursuant to the Company Law, the Insurance Law, the Special Regulations, the Mandatory Provisions Governing the Articles of Association of Overseas Listed Companies (hereinafter referred to as the “Mandatory Provisions”), the Guidelines on the Articles of Association of Listed Companies, the Opinions on Standardizing the Articles of Association of Insurance Companies and other applicable national laws and administrative regulations, the Company has amended its previous Articles of Association (the “Previous Articles of Association”) and formulated these Articles of Association (the “Company’s Articles of Association” or these “Articles of Association”) by a special resolution of the shareholders’ general meeting of the Company on May 28, 2015.	Article 6 Pursuant to the Company Law, the Insurance Law, the Special Regulations, the Mandatory Provisions Governing the Articles of Association of Overseas Listed Companies (hereinafter referred to as the “Mandatory Provisions”), the Guidelines on the Articles of Association of Listed Companies, the Guidelines on the Articles of Association of Insurance Companies and other applicable national laws and administrative regulations, the Company has amended its previous Articles of Association (the “Previous Articles of Association”) and formulated these Articles of Association (the “Company’s Articles of Association” or these “Articles of Association”) by a special resolution of the shareholders’ general meeting of the Company on [●], 2019.

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3	Article 7 From the date on which these Articles of Association come into effect, they shall constitute a legally binding document regulating the Company’s organization and activities, and the rights and obligations between the Company and each shareholder and among the shareholders, and are binding on the Company and its shareholders, directors, supervisors, president, vice presidents (i.e. the manager and deputy manager as provided under the Company Law and the Mandatory Provisions) and other senior officers of the Company; all of whom are entitled, in accordance with the Company’s Articles of Association, to make claims with respect to the affairs of the Company.	Article 7 From the date on which these Articles of Association come into effect, they shall constitute a legally binding document regulating the Company’s organization and activities, and the rights and obligations between the Company and each shareholder and among the shareholders, and are binding on the Company and its shareholders, directors, supervisors, president, vice presidents (i.e. the manager and deputy manager as provided under the Company Law and the Mandatory Provisions) and other senior officers of the Company; all of whom are entitled, in accordance with the Company’s Articles of Association, to make claims with respect to the affairs of the Company.

	A shareholder may take action against the Company pursuant to the Company’s Articles of Association. The Company may take action against shareholders, directors, supervisors, president, vice president and other senior officers of the Company pursuant to the Company’s Articles of Association. A shareholder may also take action against another shareholder and the directors, supervisors, president, vice presidents and other senior officers of the Company pursuant to the Company’s Articles of Association.	A shareholder may take action against the Company pursuant to the Company’s Articles of Association. The Company may take action against shareholders, directors, supervisors, president, vice president and other senior officers of the Company pursuant to the Company’s Articles of Association. A shareholder may also take action against other shareholders and the directors, supervisors, president, vice presidents and other senior officers of the Company pursuant to the Company’s Articles of Association.

	The actions referred to in the preceding paragraph include court proceedings and arbitrations.	The actions referred to in the preceding paragraph include court proceedings and arbitrations.

	“Other senior officers” as used in these Articles of Association refer to assistants to the president, the secretary to the Board of Directors, chief financial officer, chief compliance officer and other professional or technical senior officers of the Company as may be appointed according to needs, including the chief actuary.	“Other senior officers” as used in these Articles of Association refer to assistants to the president, the secretary to the Board of Directors, chief financial officer, chief compliance officer, chief risk officer, chief actuary, and audit controller of the Company, as well as other senior officers determined by the Board of Directors.

4		Article 8 The Company must comply with laws and regulations, implement unified national financial guidelines and policies, and be subject to the supervision of the CBIRC.

5		Article 9 The Company shall establish an organization of the Communist Party of China in accordance with the relevant requirements of the Constitution of the Communist Party of China and the Company Law. The Party Committee shall play the core leadership role, providing direction, managing the overall situation and ensuring implementation. The Company shall also establish the working organs of the Party, which shall be equipped with sufficient staff to deal with Party affairs and provided with sufficient funds to operate the Party organization.

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Article 15 Subject to the approval of the approval authority authorized by the State Council, ordinary shares issuable by the Company may not exceed a total of 28,264,705,882 shares, of which 20 billion ordinary shares, representing 70.8% of the total number, were issued to CLIC, the promoter, at the time when the Company was established.

Information about the promoter of the Company and its shareholding in the Company at the time of establishment of the Company is set out in the table below:

Article 17 Subject to the approval of the approval authority authorized by the State Council, ordinary shares issuable by the Company may not exceed a total of 28,264,705,882 shares, of which 20 billion ordinary shares, representing 70.8% of the total number, were issued to CLIC, the promoter, at the time when the Company was established.

Information about the promoter of the Company and its shareholding in the Company at the time of establishment of the Company is set out in the table below:

	Full name of the promoter	Shares subscribed for	Shareholding ratio	Name of the promoter	Capital contribution (RMB in 100 million)	Number of shares subscribed (100 million shares)	Percentage of the total share capital (%)	Form of capital contribution	Date of capital contribution
	China Life Insurance (Group) Company	20 billion shares	100%	China Life Insurance (Group) Company	200	200	100	Net asset	June 30, 2003

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Article 16 The share capital structure of the Company shall, following the initial public offering of H Shares by the Company, comprise 26,764,705,000 ordinary shares, of which 19,323,530,000 shares, which represent 72.2% of the Company’s share capital, will be held by CLIC, the promoter; and 7,441,175,000 shares, which represent 27.8% of the Company’s share capital, will be held by overseas shareholders.

After the aforesaid H Share issue, with the approvals of shareholders at the general meeting by way of special resolutions, and of approval authority authorized by the State Council, the Company has issued A Shares. Upon the aforesaid capital increase by issuing A Shares, the Company’s share capital structure is as follows:

The Company has issued a total of 28,264,705,000 ordinary shares, of which CLIC, as the promoter, holds 19,323,530,000 shares, representing approximately 68.4% of the total share capital, other holders of Domestic-Invested Shares hold 1,500,000,000 shares, representing approximately 5.3% of the total share capital, and overseas shareholders hold 7,441,175,000 shares, representing 26.3% of the total share capital.

Article 18 The share capital structure of the Company shall, following the initial public offering of H Shares by the Company, comprise 26,764,705,000 ordinary shares, of which 19,323,530,000 shares, which represent 72.2% of the Company’s share capital, will be held by CLIC, the promoter; and 7,441,175,000 shares, which represent 27.8% of the Company’s share capital, will be held by overseas shareholders.

After the aforesaid H Share issue, with the approvals of shareholders at the general meeting by way of special resolutions, and of approval authority authorized by the State Council, the Company has issued A Shares. Upon the aforesaid capital increase by issuing A Shares, the Company’s share capital structure is as follows:

The Company has issued a total of 28,264,705,000 ordinary shares, of which CLIC, as the promoter, holds 19,323,530,000 shares, representing approximately 68.4% of the total share capital, other holders of Domestic-Invested Shares hold 1,500,000,000 shares, representing approximately 5.3% of the total share capital, and overseas shareholders hold 7,441,175,000 shares, representing 26.3% of the total share capital.

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	After the issue of the above mentioned H Shares and A Shares has been completed, the share structure of the Company is set out as follows:					After the issue of the above mentioned H Shares and A Shares has been completed, the share structure of the Company is set out as follows:
	Full name/ classification of shareholders	Classification of shares	Number of shares	Shareholding ratio (approximately)	Lock-up period	Full name/ classification of shareholders	Classification of shares	Number of shares	Shareholding ratio (approximately)	Lock-up period	Remark
	Shareholders holding A Shares	A Shares	20,823,530,000	73.7%		Shareholders holding A Shares	A Shares	20,823,530,000	73.7%
	Including: China Life Insurance (Group) Company	A Shares	19,323,530,000	68.4%	From January 9, 2007 to January 11, 2010	Including: China Life Insurance (Group) Company	A Shares	19,323,530,000	68.4%	From January 9, 2007 to January 11, 2010	On December 18, 2003, the Company made an initial public offering of H Shares. CLIC sold 10% of the total number of offer shares pursuant to the Provisional Measures of the State Council on Reducing State Shares to Raise Social Security Funds (Guo Fa [2001] No. 22).
	19 strategic investors	A Shares	600,000,000	2.12%	From January 9, 2007 to January 9, 2008	19 strategic investors	A Shares	600,000,000	2.12%	From January 9, 2007 to January 9, 2008
	279 institutional investors through offline placement	A Shares	300,000,000	1.06%	From January 9, 2007 to April 10, 2007	279 institutional investors through offline placement	A Shares	300,000,000	1.06%	From January 9, 2007 to April 10, 2007
	Other shareholders holding A Shares	A Shares	600,000,000	2.12%		Other shareholders holding A Shares	A Shares	600,000,000	2.12%
	Shareholders holding H Shares	H Shares	7,441,175,000	26.3%		Shareholders holding H Shares	H Shares	7,441,175,000	26.3%
	Total	A Shares and H Shares	28,264,705,000	100%		Total	A Shares and H Shares	28,264,705,000	100%

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Article 20 The Company may, based on its operating and development needs, authorize the increase of its capital pursuant to the Company’s Articles of Association.

The Company may increase its capital in the following ways:

(1)   by offering new shares for subscription to unspecified investors;

(2)   by placing new shares to its existing shareholders;

(3)   by allotting bonus shares to its existing shareholders;

(4)   by capitalizing the common reserve fund; and

(5)   by other means as permitted by laws and administrative regulations.

Article 22 The Company may, based on its operating and development needs, authorize the increase of its capital pursuant to the Company’s Articles of Association.

The Company may increase its capital in the following ways:

(1)   by offering new shares for subscription to unspecified investors;

(2)   by placing new shares to its existing shareholders;

(3)   by allotting bonus shares to its existing shareholders;

(4)   by capitalizing the common reserve fund; and

(5)   by other means as permitted by laws and administrative regulations.

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	After the Company’s increase of share capital by means of the issuance of new shares has been approved in accordance with the provisions of the Company’s Articles of Association, the issuance thereof shall be made in accordance with the procedures set out in the relevant national laws and administrative regulations.	After the Company’s increase of share capital by means of the issuance of new shares has been approved in accordance with the provisions of the Company’s Articles of Association, the issuance thereof shall be made in accordance with the relevant national laws, administrative regulations, the relevant requirements of the CBIRC and other regulatory authorities, and the procedures specified in these Articles of Association.

9

Article 23 The Company must prepare a balance sheet and a list of its assets when it reduces its registered capital.

The Company shall notify its creditors within ten (10) days of the date of the Company’s resolution for reduction of registered capital and shall publish an announcement in a newspaper within thirty (30) days of the date of such resolution. A creditor has the right, within thirty (30) days of receipt of the notice from the Company or, in the case of creditor who does not receive such notice, within forty-five (45) days of the date of announcement, to require the Company to repay its debts or to provide a corresponding guarantee for such debt.

The Company’s registered capital shall not, after the reduction of capital, be less than the minimum amount required by law.

Article 25 The Company must prepare a balance sheet and a list of its assets when it reduces its registered capital.

The Company shall notify its creditors within ten (10) days of the date of the Company’s resolution for reduction of registered capital and shall publish an announcement in a newspaper within thirty (30) days of the date of such resolution. A creditor has the right, within thirty (30) days of receipt of the notice from the Company or, in the case of creditor who does not receive such notice, within forty-five (45) days of the date of announcement, to require the Company to repay its debts or to provide a corresponding guarantee for such debt.

The Company’s registered capital shall not, after the reduction of capital, be less than the minimum amount required by law.

The reduction by the Company of its registered capital shall be made in accordance with the Company Law, the relevant requirements of the CBIRC and other regulatory authorities, and the procedures specified in these Articles of Association.

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Article 25 The Company, in accordance with the procedures set out in the Company’s Articles of Association and upon the approval by the relevant governing authority of the State or other regulatory authorities, may repurchase its issued shares under the following circumstances:

(1)   cancellation of shares for the purpose of reducing its registered capital;

(2)   merging with another company that holds shares in the Company;

(3)   awarding shares to the employees of the Company;

(4)   any shareholder requesting the Company to repurchase his shares due to his objection to any resolution adopted at the shareholders’ general meeting in respect of the merger or division of the Company; or

(5)   other circumstances permitted by laws and administrative regulations.

Article 26 The Company, in accordance with the procedures set out in the Company’s Articles of Association and upon the approval by the relevant governing authority of the State or other regulatory authorities, may repurchase its issued shares under the following circumstances:

(1)   cancellation of shares for the purpose of reducing its registered capital;

(2)   merging with another company that holds shares in the Company;

(3)   applying shares for employee stock ownership plans or equity incentives;

(4)   any shareholder requesting the Company to repurchase his shares due to his objection to any resolution adopted at the shareholders’ general meeting in respect of the merger or division of the Company;

(5)   applying shares for converting convertible corporate bonds issued by the Company;

(6)   protecting the corporate value and the rights and interests of shareholders as the Company deems necessary; or

(7)   other circumstances permitted by laws and administrative regulations.

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Article 26 The Company may repurchase shares in any of the following ways, with the approval of the relevant governing authority of the State or other regulatory authorities:

(1)   by making a repurchase offer to all of its shareholders on a pro rata basis;

(2)   by repurchasing shares through public dealing on a stock exchange;

(3)   by repurchasing shares by means of an off-market agreement; or

(4)   by other ways that are permitted by laws, administrative regulations and securities regulatory authority of the State Council.

Article 27 The Company may repurchase shares in any of the following ways, with the approval of the relevant governing authority of the State or other regulatory authorities:

(1)   by making a repurchase offer to all of its shareholders on a pro rata basis;

(2)   by repurchasing shares through public dealing on a stock exchange;

(3)   by repurchasing shares by means of an off-market agreement; or

(4)   by other ways that are permitted by laws, administrative regulations and securities regulatory authority of the State Council.

Where the Company repurchases its own shares, it shall fulfill the obligation of information disclosure pursuant to the requirements of the Securities Law. Where the Company purchases its own shares in the circumstance described in sub-paragraph (3), (5) or (6) of Article 26 hereof, it shall conduct such purchases through centralized public transaction.

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Article 27 If the Company purchases its own shares due to any reason listed in sub-paragraphs (1) to (3) of Article 24 hereof, it shall be resolved in a shareholders’ general meeting. After the Company purchases its own shares in accordance with the requirements set out in Article 24, and if the purchase is made as described in sub-paragraph (1) of Article 24, the shares purchased shall be cancelled within ten (10) days after the purchase. If the purchase is made as described in sub-paragraph (2) or (4), the shares purchased shall be transferred or cancelled within six (6) months.

Where the Company purchases its own shares as described in sub-paragraph (3) of Article 24, the shares purchased shall not exceed 5% of the total issued shares of the Company.

The aggregate par value of the cancelled shares shall be deducted from the Company’s registered capital.

Article 29 If the Company purchases its own shares due to any reason listed in sub-paragraph (1) or (2) of Article 26 hereof, it shall be resolved in a shareholders’ general meeting. If the Company purchases its own shares in the circumstance described in sub-paragraph (3), (5) or (6) of Article 26, it may be resolved by more than two-thirds of the directors present at a meeting of the Board of Directors pursuant to these Articles of Association or the authorization given by a shareholders’ general meeting. After the Company purchases its own shares in accordance with the requirements set out in Article 26, and if the purchase is made as described in sub-paragraph (1) of Article 26, the shares purchased shall be cancelled within ten (10) days after the purchase. If the purchase is made as described in sub-paragraph (2) or (4), the shares purchased shall be transferred or cancelled within six (6) months. If the purchase is made as described in sub-paragraph (3), (5) or (6), the aggregate number of shares held by the Company shall not exceed 10% of the total issued shares of the Company, and such shares shall be transferred or cancelled within three (3) years.

The aggregate par value of the cancelled shares shall be deducted from the Company’s registered capital.

The Company shall report any change of its registered capital to the CBIRC for approval and complete the registration of such change with the registration authority according to law.

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13	Article 29 The Company and its subsidiaries shall not, at any time, provide any form of financial assistance to a person who is acquiring or proposes to acquire shares in the Company. This includes any person who directly or indirectly incurs obligations as a result of acquiring shares in the Company (the “Obligor”).	Article 31 The Company and its subsidiaries shall not, at any time, provide any form of financial assistance to a person who is acquiring or proposes to acquire shares in the Company. This includes any person who directly or indirectly incurs obligations as a result of acquiring shares in the Company (the “Obligor”).

	The Company and its subsidiaries shall not, at any time, provide any form of financial assistance to the Obligor for the purposes of reducing or discharging the obligations assumed by such person.	The Company and its subsidiaries shall not, at any time, provide any form of financial assistance to the Obligor for the purposes of reducing or discharging the obligations assumed by such person.

	This Article shall not apply to the circumstances specified in Article 31 this Chapter.	This Article shall not apply to the circumstances specified in Article 33 this Chapter.

14	Article 31 The following actions shall not be deemed to be activities prohibited by Article 29 this Chapter:	Article 33 The following actions shall not be deemed to be activities prohibited by Article 31 this Chapter:

(1)   the provision of financial assistance by the Company where the financial assistance is given in good faith in the interests of the Company, and the principal purpose of which is not for the acquisition of shares in the Company, or the giving of financial assistance is an incidental part of a particular plan of the Company;

(2)   the lawful distribution of the Company’s assets by way of dividend;

(3)   the distribution of share dividends;

(4)   a reduction of registered capital, a repurchase of shares of the Company or a reorganization of the shareholding structure of the Company effected in accordance with the Company’s Articles of Association;

(5)   the lending of money by the Company within its scope of business and in the ordinary course of its business (provided that the net assets of the Company are not thereby reduced or that, to the extent that the assets are thereby reduced, the financial assistance is provided out of the distributable profits); and

(6)   contributions made by the Company to the employee share ownership schemes (provided that the net assets of the Company are not thereby reduced or that, to the extent that the assets are thereby reduced, the financial assistance is provided out of the distributable profits).

(1)   the provision of financial assistance by the Company where the financial assistance is given in good faith in the interests of the Company, and the principal purpose of which is not for the acquisition of shares in the Company, or the giving of financial assistance is an incidental part of a particular plan of the Company;

(2)   the lawful distribution of the Company’s assets by way of dividend;

(3)   the distribution of share dividends;

(4)   a reduction of registered capital, a repurchase of shares of the Company or a reorganization of the shareholding structure of the Company effected in accordance with the Company’s Articles of Association;

(5)   the lending of money by the Company within its scope of business and in the ordinary course of its business (provided that the net assets of the Company are not thereby reduced or that, to the extent that the assets are thereby reduced, the financial assistance is provided out of the distributable profits); and

(6)   contributions made by the Company to the employee share ownership schemes (provided that the net assets of the Company are not thereby reduced or that, to the extent that the assets are thereby reduced, the financial assistance is provided out of the distributable profits).

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Article 35 The directors, supervisors, president, vice president and other senior officers of the Company shall report to the Company their shareholdings in the Company and any changes thereto, and shall not transfer more than 25% of their total shares in the Company each year during their terms of office, save for the changes in shareholding caused by judicial enforcement, inheritance, bequest and legal division of assets. Any of the directors, supervisors, presidents, vice presidents and other senior officers of the Company who holds not more than 1,000 shares in the Company may transfer all of their shares at one time without being subject to the restriction on transfer ratio as mentioned above.

Under any of the following circumstances, the directors, supervisors, president, vice president and other senior officers of the Company shall not transfer their shares in the Company:

(1)   within one (1) year of the date of listing of the Company’s shares;

(2)   within six (6) months after the directors, supervisors, president, vice president and other senior officers of the Company leave office;

(3)   if the directors, supervisors, president, vice president and other senior officers of the Company undertake not to transfer any share during a certain period, within such period; or

(4)   other circumstances as set out by laws, regulations, the securities regulatory authority under the State Council and the stock exchanges.

Article 37 Shares of the Company may be legally transferred but the transfer shall be in compliance with the relevant requirements of the CBIRC and the relevant regulatory authorities and the provisions of these Articles of Association.

The directors, supervisors, president, vice president and other senior officers of the Company shall report to the Company their shareholdings in the Company and any changes thereto, and shall not transfer more than 25% of their total shares in the Company each year during their terms of office, save for the changes in shareholding caused by judicial enforcement, inheritance, bequest and legal division of assets. Any of the directors, supervisors, presidents, vice presidents and other senior officers of the Company who holds not more than 1,000 shares in the Company may transfer all of their shares at one time without being subject to the restriction on transfer ratio as mentioned above.

Under any of the following circumstances, the directors, supervisors, president, vice president and other senior officers of the Company shall not transfer their shares in the Company:

(1)   within one (1) year of the date of listing of the Company’s shares;

(2)   within six (6) months after the directors, supervisors, president, vice president and other senior officers of the Company leave office;

(3)   if the directors, supervisors, president, vice president and other senior officers of the Company undertake not to transfer any share during a certain period, within such period; or

(4)   other circumstances as set out by laws, regulations, the securities regulatory authority under the State Council and the stock exchanges.

16		Chapter 7 Party Organization (Party Committee)

17		Article 50 The Company shall establish the committee of the Communist Party of China Life Insurance Company Limited (the “Party Committee”). The Party Committee shall consist of one secretary, one deputy secretary and several other members. The Chairman of the Board of Directors shall serve as the secretary to the Party Committee. If, however, the Chairman of the Board of Directors mainly works at the shareholder entity, the president may also serve as the secretary to the Party Committee. One (1) deputy secretary shall be designated to assist the secretary in carrying out the Party building work. Eligible members of the Party Committee may take seats in the Board of Directors, the Board of Supervisors and the senior management through legal procedures, while eligible members of the Board of Directors, the Board of Supervisors and the senior management may take seats in the Party Committee in accordance with the relevant rules and procedures. A discipline inspection committee shall also be established in accordance with the relevant requirements.

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Article 51 The Party Committee shall perform the following duties in accordance with the internal rules and regulations of the Party such as the Constitution of the Communist Party of China:

(1)   To ensure and supervise the Company’s implementation of guidelines and policies of the Party and the State, and implement major strategic decisions of the Central Committee of the Party and the State Council, as well as important work arrangements of the Party organizations of higher levels;

(2)   To strengthen its leadership and gate keeping role in the process of selection and appointment of personnel, focus on standards, procedures, inspection, recommendation and supervision, and adhere to the principle of the Party supervising the performance of officials while ensuring the lawful selection by the Board of Directors of the senior management and the lawful exercise of the power of the senior management in the employment of personnel;

(3)   To research and discuss the reform, development and stability of the Company, major operational and management issues and major issues concerning employees’ interests, and provide comments and suggestions; to support the shareholders’ general meeting, the Board of Directors, the Board of Supervisors and the senior management in performing their duties in accordance with law, and support the employee representative meeting in carrying out its work;

(4)   To undertake the main responsibility of comprehensive and strict Party management; to lead the Company’s ideological and political work, united front work, spiritual civilization construction, corporate culture cultivation, as well as the work of groups such as the labor union and the Communist Youth League; to lead the construction of the Party’s working style and its clean and honest administration, and support the discipline inspection committee in earnestly performing its supervisory responsibilities;

(5)   To strengthen the Company’s grassroots Party organizations and their team building, give full play to the role of the Party branches as strongholds and to the role of the Party members as pioneers and fine examples, and unite and lead officials and employees to devote themselves into the reform and development of the Company; and

(6)   To handle other important matters within the scope of duties of the Party Committee.

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Article 49 The ordinary shareholders of the Company shall enjoy the following rights:

(1)   the right to receive dividends and other distributions in proportion to the number of shares held;

(2)   the right to attend or appoint a proxy to attend shareholders’ general meetings and to vote thereat;

(3)   the right of supervisory management over the Company’s business operations and the right to present proposals or to raise queries;

(4)   the right to transfer, donate or pledge shares in accordance with laws, administrative regulations, and provisions of the Company’s Articles of Association;

(5)   the right to obtain relevant information in accordance with provisions of the Company’s Articles of Association, including:

(I)   the right to obtain a copy of the Company’s Articles of Association, subject to payment of costs; and

(II)  the right to inspect and copy, subject to payment of a reasonable fee:

(i) all parts of the register of shareholders;

(ii)  personal particulars of directors, supervisors, president, vice presidents and other senior officers of the Company, including:

a.   present and former name and alias;

b.  principal address (place of residence);

c.   nationality;

d.  primary and all other part-time occupations and duties;

e.   identification documents and numbers thereof;

f.   financial reports.

Article 53 The ordinary shareholders of the Company shall enjoy the following rights:

(1)   the right to receive dividends and other distributions in proportion to the number of shares held;

(2)   the right to request, convene, preside over, attend or appoint a proxy to attend shareholders’ general meetings according to law and to vote thereat;

(3)   the right that enables the shareholders individually or jointly holding 3% or more of the Company’s shares to nominate directors or supervisors;

(4)   the right of supervisory management over the Company’s business operations and the right to present proposals or to raise queries according to law;

(5)   the right to transfer, donate or pledge shares in accordance with laws, administrative regulations, and provisions of the Company’s Articles of Association;

(6)   the right to obtain relevant information in accordance with provisions of the Company’s Articles of Association, including:

(I)   the right to obtain a copy of the Company’s Articles of Association, subject to payment of costs; and

(II)  the right to inspect and copy, subject to payment of a reasonable fee:

(i) all parts of the register of shareholders;

(ii)  personal particulars of directors, supervisors, president, vice presidents and other senior officers of the Company, including:

a.   present and former name and alias;

b.  principal address (place of residence);

c.   nationality;

d.  primary and all other part-time occupations and duties;

e.   identification documents and numbers thereof.

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No.	Provisions of the Existing Articles of Association	Provisions of the Revised Articles of Association

(iii)  report on the state of the Company’s share capital;

(iv) reports showing the aggregate par value, number of shares, highest and lowest price paid in respect of each class of shares repurchased by the Company since the end of the last accounting year and the aggregate amount paid by the Company for this purpose;

(v)   minutes of shareholders’ general meetings;

(vi) counterfoils of company debt securities, resolutions of the Board of Directors’ meetings, resolutions of the Board of Supervisors’ meetings.

(6)   in the event of the termination or liquidation of the Company, the right to participate in the distribution of surplus assets of the Company in accordance with the number of shares held;

(7)   the right to request the Company to purchase shares held by the shareholders if such shareholders object to the resolution on the merger or division of the Company at the shareholders’ general meeting;

(8)   the right to file a suit to the court against acts which are detrimental to the Company’s interest or have infringed the lawful rights and interest of shareholders and to claim the relevant rights pursuant to the Company Law or other applicable laws and administrative regulations; and

(9)   other rights conferred by laws, administrative regulations and the Company’s Articles of Association.

Shareholders who submit a request to access or inspect any information mentioned in the preceding paragraph shall provide to the Company such relevant written documents to prove the class and number of shares they hold in the Company. The Company shall provide such information as requested by the shareholders after verifying their identity.

(iii)  financial reports;

(iv)  report on the state of the Company’s share capital;

(v)   reports showing the aggregate par value, number of shares, highest and lowest price paid in respect of each class of shares repurchased by the Company since the end of the last accounting year and the aggregate amount paid by the Company for this purpose;

(vi)  minutes of shareholders’ general meetings;

(vii)  counterfoils of company debt securities, resolutions of the Board of Directors’ meetings, resolutions of the Board of Supervisors’ meetings.

(7)   in the event of the termination or liquidation of the Company, the right to participate in the distribution of surplus assets of the Company in accordance with the number of shares held;

(8)   the right to request the Company to purchase shares held by the shareholders if such shareholders object to the resolution on the merger or division of the Company at the shareholders’ general meeting;

(9)   the right to request the record and change of the register of members;

(10)  the right to file a suit to the court against acts which are detrimental to the Company’s interest or have infringed the lawful rights and interest of shareholders and to claim the relevant rights pursuant to the Company Law or other applicable laws and administrative regulations; and

(11)  other rights conferred by laws, administrative regulations and the Company’s Articles of Association.

Shareholders who submit a request to access or inspect any information mentioned in the preceding paragraph shall provide to the Company such relevant written documents to prove the class and number of shares they hold in the Company. The Company shall provide such information as requested by the shareholders after verifying their identity.

20

Article 52 If the directors, president, vice president and other senior officers of the Company have violated any laws, administrative regulations or provisions of these Articles of Association and impaired the interest of the shareholders, the shareholders may initiate legal proceedings at a people’s court.

Article 56 If the directors, president, vice president and other senior officers of the Company have violated any laws, administrative regulations or provisions of these Articles of Association and impaired the interest of the shareholders, the shareholders may initiate legal proceedings at a people’s court.

In the event that any director, supervisor or senior officers violates laws and regulations, regulatory requirements or these Articles of Association to the detriment to the interests of the Company or shareholders, shareholders are entitled to report the issue directly to the CBIRC.

APPENDIX II	PROPOSED AMENDMENTS TO THE ARTICLES OF ASSOCIATION

No.	Provisions of the Existing Articles of Association	Provisions of the Revised Articles of Association

21

Article 53 The ordinary shareholders of the Company shall assume the following obligations:

(1)   to comply with the Company’s Articles of Association;

(2)   to pay subscription amounts according to the number of shares subscribed and the method of subscription;

(3)   not to return any shares unless otherwise provided by laws or regulations;

(4)   not to abuse the shareholders’ rights to impair the interest of the Company or other shareholders, not to abuse the legal person status of the Company or the shareholders’ limited liability to impair the interest of creditors of the Company.

Shareholders of the Company shall be liable for making compensation for any loss suffered by the Company or other shareholders arising from their abuse of shareholders’ rights in accordance with law.

Shareholders of the Company who abuse the legal person status of the Company and the shareholders’ limited liability to evade debts and seriously impair the interest of creditors of the Company shall be jointly and severally liable for the debts of the Company; and

(5)   other obligations imposed by laws, administrative regulations and the Company’s Articles of Association.

Shareholders are not liable to make any further contribution to the share capital other than according to the terms that were agreed by the subscriber of the relevant shares at the time of subscription.

Article 57 The ordinary shareholders of the Company shall assume the following obligations:

(1)   to comply with laws and regulations, regulatory requirements and the Company’s Articles of Association;

(2)   to pay subscription monies according to the number of shares subscribed and the method of subscription;

(3)   the capital contribution and holding of shares shall comply with the regulatory requirements and shares shall not be held on behalf of others and in excess of the required ratio;

(4)   not to return any shares unless otherwise provided by laws or regulations;

(5)   to be liable for the Company’s liabilities up to the amount of its capital contribution;

(6)   not to abuse the shareholders’ rights to impair the interest of the Company or other shareholders, not to abuse the legal person status of the Company or the shareholders’ limited liability to impair the interest of creditors of the Company.

Shareholders of the Company shall be liable for making compensation for any loss suffered by the Company or other shareholders arising from their abuse of shareholders’ rights in accordance with law.

Shareholders of the Company who abuse the legal person status of the Company and the shareholders’ limited liability to evade debts and seriously impair the interest of creditors of the Company shall be jointly and severally liable for the debts of the Company;

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No.	Provisions of the Existing Articles of Association	Provisions of the Revised Articles of Association

(7)   shareholders shall support the Company to improve its solvency when the solvency of the Company fails to satisfy the regulatory requirements;

(8)   shareholders who hold more than 5% of shares of the Company shall inform the Company of the identity of its controlling shareholder and actual controller, and shall also inform the Company in writing of any changes of its controlling shareholder or actual controller, as well as its related parties and connected relationship after such changes, within five (5) working days upon occurrence of the changes, and shall perform the procedures in accordance with regulatory requirements; when the Company’s shares held by a shareholder and its concerted parties reach or exceed 5% of the issued shares of the Company, they shall perform the procedures in accordance with the relevant laws and regulations such as the Securities Law;

(9)   in the event that shareholders who hold more than 5% of shares of the Company are involved in significant matters such as merger, division, dissolution, bankruptcy, closure, being taken over, or the occurrence of changes in their legal representative, company name, place of operation, business scope and other significant matters, they shall inform the Company in writing within fifteen (15) working days after the occurrence of the foregoing;

(10)  to obey and implement the resolutions passed at the shareholders’ general meetings;

(11)  to cooperate with regulatory authorities to carry out investigations and risk disposition in the event of the occurrence of a risk event or a material non-compliance of the Company;

(12)  shareholders who pledge their shares in the Company shall not prejudice the interests of other shareholders and the Company, and shall not appoint pledgees or its related parties to exercise their voting rights;

(13)  other obligations imposed by laws, administrative regulations and the Company’s Articles of Association.

Shareholders are not liable to make any further contribution to the share capital other than according to the terms that were agreed by the subscriber of the relevant shares at the time of subscription.

APPENDIX II	PROPOSED AMENDMENTS TO THE ARTICLES OF ASSOCIATION

No.	Provisions of the Existing Articles of Association	Provisions of the Revised Articles of Association

22

Article 54 If any shareholder who holds 5% or more of the voting shares of the Company pledges its shares, such shareholder shall report such pledge to the Board of Directors of the Company in writing on the date on which the pledge is made.

If there is any connected relationship created among shareholders holding 5% or more of shares in the Company, such shareholders shall report it to the Board of Directors of the Company in writing on the date on which the relationship is created.

If any shareholder holds 5% or more of shares in the Company and such shares are involved in any litigation or arbitration, such shareholder shall report it to the Board of Directors of the Company on its own initiative on the date of its awareness of such event, and shall cooperate with the Company to perform the information disclosure obligation.

Article 58 If any shareholder who holds 5% or more of the voting shares of the Company pledges or releases the pledge of its shares, such shareholder shall report such pledge or release to the Board of Directors of the Company in writing on the date on which the pledge or release is made.

If there is any connected relationship created among shareholders holding 5% or more of shares in the Company, such shareholders shall report it to the Board of Directors of the Company in writing on the date on which the relationship is created.

If any shareholder holds 5% or more of shares in the Company and such shares are involved in any litigation or arbitration, such shareholder shall report it to the Board of Directors of the Company on its own initiative on the date of its awareness of such event, and shall cooperate with the Company to perform the information disclosure obligation.

23		Article 59 In the event that shareholders’ capital contribution and other actions are in violation of laws and regulations, and the relevant regulatory requirements, shareholders shall not exercise their shareholders’ rights such as voting rights, dividend rights and nomination rights, and shall undertake to accept the regulatory measures taken by the CBIRC against them, such as the restriction on shareholders’ rights and the order to transfer shares.

24	Article 57 The controlling shareholder and actual controller of the Company shall not impair the interest of the Company through their connected relationship. In the event of any violation of the above, they shall be liable for any losses suffered by the Company arising therefrom.	Article 62 The controlling shareholder and actual controller of the Company shall not impair the interest of the Company through their connected relationship. In the event of any violation of the above, they shall be liable for any losses suffered by the Company arising therefrom.

	The controlling shareholder and actual controller of the Company shall have fiduciary duty to the Company and its public shareholders. The controlling shareholder shall exercise its right strictly under the law as a capital contributor. The controlling shareholder shall not impair the legal rights of the Company and its public shareholders through connected transactions, profit distribution, asset restructuring, external investment, fund appropriation, and loan and guarantee, nor impair the interests of the Company and its public shareholders through its controlling position.	The controlling shareholder and actual controller of the Company shall have fiduciary duty to the Company and its public shareholders. The controlling shareholder shall exercise its right strictly under the law as a capital contributor. The controlling shareholder shall not impair the legal rights of the Company and its public shareholders through connected transactions, profit distribution, asset restructuring, external investment, fund appropriation, loan and guarantee, and use of insurance funds, nor impair the interests of the Company and its public shareholders through its controlling position.

The controlling shareholder shall effectively manage the personnel concurrently working in the controlling shareholder and the Company to prevent any conflict of interest. Employees of the controlling shareholder shall not concurrently serve as the executive directors and senior officers of the Company, except for the chairman of the board of directors of the controlling shareholder.

APPENDIX II	PROPOSED AMENDMENTS TO THE ARTICLES OF ASSOCIATION

No.	Provisions of the Existing Articles of Association	Provisions of the Revised Articles of Association

25	Article 58 If the solvency of the Company fails to satisfy the regulatory requirements, the major shareholders of the Company shall support the Company to improve its solvency.

Article 63 If the solvency of the Company fails to satisfy the regulatory requirements, shareholders shall be under an obligation to improve the solvency of the Company. In the event of any of the following circumstances, shareholders who are unable to or do not intend to increase their capital contributions shall agree that other shareholders or investors may adopt reasonable measures and increase their capital contributions so as to improve the solvency:

1.  the CBIRC orders the Company to increase its capital;

2.  the Company must increase its capital as its solvency fails to meet the regulatory requirements even if it adopts other measures.

26

Article 60 The shareholders’ general meeting shall have the following functions and powers:

(1)   to decide on the Company’s operational policies and investment plans;

(2)   to elect and replace directors who are not employee representatives and to decide on the matters relating to the remuneration of the directors;

(3)   to elect and replace supervisors who are not employee representatives and to decide on the matters relating the remuneration of the supervisors;

(4)   to examine and approve the Board of Directors’ reports;

(5)   to examine and approve the Board of Supervisors’ reports;

(6)   to examine and approve the Company’s proposed annual preliminary and financial budgets;

(7)   to examine and approve the Company’s profit distribution plans and loss recovery plans;

(8)   to decide on the increase or reduction of the Company’s registered capital;

(9)   to decide on the merger, division, dissolution, liquidation or change of the form of the Company;

(10)  to decide on the issuance of debentures by the Company;

(11)  to decide on the appointment, dismissal and non-reappointment of accounting firms of the Company;

(12)  to amend the Company’s Articles of Association;

(13)  to consider motions raised by shareholders who represent 3% or more of the voting shares of the Company;

Article 65 The shareholders’ general meeting shall have the following functions and powers:

(1)   to decide on the Company’s operational policies and investment plans;

(2)   to elect and replace directors who are not employee representatives and to decide on the matters relating to the remuneration of the directors;

(3)   to elect and replace supervisors who are not employee representatives and to decide on the matters relating the remuneration of the supervisors;

(4)   to examine and approve the Board of Directors’ reports;

(5)   to examine and approve the Board of Supervisors’ reports;

(6)   to examine and approve the Company’s proposed annual preliminary and financial budgets;

(7)   to examine and approve the Company’s profit distribution plans and loss recovery plans;

(8)   to decide on the increase or reduction of the Company’s registered capital;

(9)   to decide on the merger, division, dissolution, liquidation or change of the form of the Company;

(10)  to decide on the issuance of debentures or other negotiable securities by the Company and the listing of the Company;

(11)  to decide on the appointment, dismissal or non-reappointment of accounting firms of the Company who conduct regular and statutory audit on the Company’s financial reports;

(12)  to amend the Company’s Articles of Association, and to consider the Procedural Rules for the Shareholders’ General Meetings and the Procedural Rules for the Board of Directors’ Meetings and the Board of Supervisors’ Meetings;

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No.	Provisions of the Existing Articles of Association	Provisions of the Revised Articles of Association

(14)  to consider and approve matters in relation to guarantees as provided under Article 61;

(15)  to consider the Company’s purchase or sale of material assets within one year, which exceeds 30% of the latest audited total assets of the Company;

(16)  to consider and approve matters in relation to the change of use of the capital raised;

(17)  to consider the equity-based incentive plan; and

(18)  to decide on other matters which, according to laws, administrative regulations or the Company’s Articles of Association, need to be approved by shareholders in general meetings.

The above-mentioned functions and powers of the shareholders’ general meeting shall not be exercised by the Board of Directors, other organizations or individuals through authorization.

(13)  to consider motions raised by shareholders who represent 3% or more of the voting shares of the Company;

(14)  to consider and approve matters in relation to guarantees as provided under Article 66;

(15)  to decide on the acquisition of shares of the Company;

(16)  to consider matters in relation to the Company’s establishment of legal entity, material external investment, acquisition of material assets, disposal and write-off of material assets, and pledge of material assets;

(17)  to consider the Company’s purchase or sale of material assets within one year, which exceeds 30% of the latest audited total assets of the Company;

(18)  to consider and approve matters in relation to the change of use of the capital raised;

(19)  to consider the equity-based incentive plan; and

(20)  to decide on other matters which, according to laws, administrative regulations or the Company’s Articles of Association, need to be approved by shareholders in general meetings.

The above-mentioned functions and powers of the shareholders’ general meeting shall not be exercised by the Board of Directors, other organizations or individuals through authorization.

The legal entity described in sub-paragraph (16) of this Article refers to the domestic or foreign company which is established with the direct investment by the Company and over which the Company exercise control; the “material” investments specified in this Article and these Articles of Association shall: (1) include any investment where any of the applicable assets, consideration, profits, revenue or equity ratio as prescribed by the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited from time to time is over 25%; (2) include any investment where any of the applicable transaction amount ratio and net profit ratio as prescribed by the Rules Governing the Listing of Stocks on the Shanghai Stock Exchange from time to time is over 50% (including but not limited to external investment, acquisition or sale of assets, pledge of assets, write-off of assets, entrusted wealth management, external guarantee, connected transaction, etc.); and (3) exclude the investments otherwise provided by the internal governance documents of the Company.

APPENDIX II	PROPOSED AMENDMENTS TO THE ARTICLES OF ASSOCIATION

No.	Provisions of the Existing Articles of Association	Provisions of the Revised Articles of Association

27	Article 64 A venue shall be fixed for a shareholders’ general meeting. The shareholders’ general meeting shall take the form of a physical meeting. The Company shall hold the shareholders’ general meeting at the address of the Company or such venue as specified in the notice of the shareholders’ general meeting.	Article 69 A venue shall be fixed for a shareholders’ general meeting. The shareholders’ general meeting shall take the form of a physical meeting. The Company shall hold the shareholders’ general meeting at the address of the Company or such venue as specified in the notice of the shareholders’ general meeting.

	Where the shareholders’ general meeting is ensured to be legal and valid, the voting may be conducted through the internet and other methods may be adopted at the shareholders’ general meeting, for the purpose of convenience. Any shareholder participating in the shareholders’ general meeting through the above-mentioned methods shall be deemed to be present at such meeting.	Where the shareholders’ general meeting is ensured to be legal and valid, the voting may be conducted through the internet and other methods may be adopted at the shareholders’ general meeting, for the purpose of convenience. Any shareholder participating in the shareholders’ general meeting through the above-mentioned methods shall be deemed to be present at such meeting.

	The Procedural Rules for the Shareholders’ General Meetings will specify the method to confirm the identity of the shareholders who participate in the shareholders’ general meeting through the above-mentioned methods including the voting conducted through the internet.	The Procedural Rules for the Shareholders’ General Meetings will specify the method to confirm the identity of the shareholders who participate in the shareholders’ general meeting through the above-mentioned methods including the voting conducted through the internet.

	The voting conducted through the internet shall not apply to the holders of Overseas-Listed Foreign-Invested Shares in the Company.	The voting conducted through the internet shall not apply to the holders of Overseas-Listed Foreign-Invested Shares in the Company.

No meeting shall be convened by way of communication voting in respect of any proposals which shall be passed by special resolutions on the shareholders’ general meeting.

28

Article 65 An independent director shall have the right to propose to the Board of Directors to convene an extraordinary general meeting. With respect to the proposal for convening an extraordinary general meeting by independent directors, the Board of Directors shall, in accordance with laws, administrative regulations and these Articles of Association, give a written reply on whether to convene the extraordinary general meeting or not within ten (10) days upon receipt of the proposal.

If the Board of Directors agrees to convene an extraordinary general meeting, it shall send out a notice of the extraordinary general meeting within five (5) days after the resolution of the Board of Directors is made. If the Board of Directors does not agree to convene an extraordinary general meeting, it shall explain the reasons and make an announcement.

Article 70 More than half of and no less than two (2) independent directors shall have the right to propose to the Board of Directors to convene an extraordinary general meeting. With respect to the proposal for convening an extraordinary general meeting by independent directors, the Board of Directors shall, in accordance with laws, administrative regulations and these Articles of Association, give a written reply on whether to convene the extraordinary general meeting or not within ten (10) days upon receipt of the proposal.

If the Board of Directors agrees to convene an extraordinary general meeting, it shall send out a notice of the extraordinary general meeting within five (5) days after the resolution of the Board of Directors is made. If the Board of Directors does not agree to convene an extraordinary general meeting, independent directors shall report it to the CBIRC and the Board of Directors shall explain the reasons and make an announcement.

APPENDIX II	PROPOSED AMENDMENTS TO THE ARTICLES OF ASSOCIATION

No.	Provisions of the Existing Articles of Association	Provisions of the Revised Articles of Association

29	Article 68 When the Company convenes the shareholders’ general meeting, the Board of Director, the Board of Supervisors or shareholders, individually or in aggregate, holding 3% or more of the total voting shares of the Company shall have the right to propose motions in writing.	Article 73 When the Company convenes the shareholders’ general meeting, the Board of Director, the Board of Supervisors or shareholders, individually or in aggregate, holding 3% or more of the total voting shares of the Company shall have the right to propose motions in writing.

	Shareholder(s) individually or jointly holding 3% or more of the Company’s shares may propose provisional motions in writing to the convenor sixteen (16) days prior to the convocation of a shareholders’ general meeting. Upon receipt of the provisional motions, the convenor shall issue a supplemental notice of the shareholders’ general meeting announcing such provisional motions fourteen (14) days prior to the convocation of the shareholders’ general meeting. The provisional motions shall fall into the scope of the functions and powers of the shareholders’ general meeting and specify explicit topics and specific matters to be resolved.	Shareholder(s) individually or jointly holding 3% or more of the Company’s shares may propose provisional motions in writing to the convenor sixteen (16) days prior to the convocation of a shareholders’ general meeting. Upon receipt of the provisional motions, the convenor shall issue a supplemental notice of the shareholders’ general meeting announcing such provisional motions fourteen (14) days prior to the convocation of the shareholders’ general meeting. The provisional motions shall fall into the scope of the functions and powers of the shareholders’ general meeting and specify explicit topics and specific matters to be resolved.

	Except for the circumstance set forth in the preceding paragraph, the convenor shall not amend any motions set out in the notice of the shareholders’ general meeting or add any new motions after issuing such notice.	Except for the circumstance set forth in the preceding paragraph, the convenor shall not amend any motions set out in the notice of the shareholders’ general meeting or add any new motions after issuing such notice.

	The convenor mentioned in the Company’s Articles of Association means the Board of Directors, the Board of Supervisors or shareholder(s) individually or jointly holding 10% or more of the total voting shares of the Company at the proposed meeting that are entitled to convene a shareholders’ general meeting pursuant to the Company’s Articles of Association.	The convenor mentioned in the Company’s Articles of Association means the Board of Directors, the Board of Supervisors or shareholder(s) individually or jointly holding 10% or more of the total voting shares of the Company at the proposed meeting that are entitled to convene a shareholders’ general meeting pursuant to the Company’s Articles of Association.

	No resolution shall be passed at the shareholders’ general meeting in respect of any motions not specified in the notice of the shareholders’ general meeting or not in compliance with Article 67 of these Articles of Association.	No resolution shall be passed at the shareholders’ general meeting in respect of any motions not specified in the notice of the shareholders’ general meeting or not in compliance with Article 72 of these Articles of Association.

30	Article 71 Unless otherwise provided by paragraph 2 of Article 252 of the Company’s Articles of Association, the notice of shareholders’ general meetings shall be served on each shareholder (whether or not such shareholder is entitled to vote at the meeting), by personal delivery or prepaid mail to the address of the shareholder as shown in the register of shareholders. For the holders of Domestic-Invested Shares, notice of the meeting may also be issued by way of public announcement.	Article 76 Unless otherwise provided by paragraph 2 of Article 259 of the Company’s Articles of Association, the notice of shareholders’ general meetings shall be served on each shareholder (whether or not such shareholder is entitled to vote at the meeting), by personal delivery or prepaid mail to the address of the shareholder as shown in the register of shareholders. For the holders of Domestic-Invested Shares, notice of the meeting may also be issued by way of public announcement.

	The public announcement referred to in the preceding paragraph shall be published in one (1) or more national newspapers designated by the securities authority of the State Council within a period of forty-five (45) days to fifty (50) days before the date of the meeting; after the publication of such announcement, all the holders of Domestic-Invested Shares shall be deemed to have received the notice of relevant shareholders’ general meeting.	The public announcement referred to in the preceding paragraph shall be published in one (1) or more national newspapers designated by the securities authority of the State Council within a period of forty-five (45) days to fifty (50) days before the date of the meeting; after the publication of such announcement, all the holders of Domestic-Invested Shares shall be deemed to have received the notice of relevant shareholders’ general meeting.

The Company shall submit the meeting notice in writing and by email to the CBIRC ten (10) days before the date of the regular shareholders’ general meeting.

APPENDIX II	PROPOSED AMENDMENTS TO THE ARTICLES OF ASSOCIATION

No.	Provisions of the Existing Articles of Association	Provisions of the Revised Articles of Association

31

Article 89 At any shareholders’ general meeting, a resolution shall be decided on a show of hands unless a poll is demanded:

(1)   by the Chairman of the meeting;

(2)   by at least two (2) shareholders present in person or by proxy entitled to vote thereat; or

(3)   by one (1) or more shareholders present in person or by proxy individually or jointly holding 10% or more of all shares carrying the right to vote at the meeting, before or after a vote is carried out by a show of hands.

Unless a poll is demanded, a declaration by the Chairman of the meeting that a resolution has been passed on a show of hands and the record of such in the minutes of meeting shall be conclusive evidence of the fact that such resolution has been passed. There is no need to provide evidence of the number or proportion of votes in favor of or against such resolution.

The demand for a poll may be withdrawn by the person who demanded the same.

Article 94 Any vote of shareholders at a shareholders’ general meeting must be taken by poll except where the Chairman of the meeting, in good faith, decides to allow a resolution which relates purely to a procedural or administrative matter to be voted on by a show of hands.

32	Article 92 The following matters shall be resolved by an ordinary resolution at a shareholders’ general meeting:	Article 97 The following matters shall be resolved by an ordinary resolution at a shareholders’ general meeting:

(1)   the work reports of the Board of Directors and the Board of Supervisors;

(2)   the profit distribution plans and loss recovery plans formulated by the Board of Directors;

(3)   any change of members of the Board of Directors and members of the Board of Supervisors, their remuneration and payment method;

(4)   the annual budgets, final accounts, balance sheets, profit and loss accounts, and other financial statements of the Company; and

(5)   any matters other than those which are required by laws, administrative regulations or the Company’s Articles of Association to be adopted by special resolution.

(1)   the operational policies and investment plans of the Company;

(2)   the election and replacement of the directors and supervisors who are not employee representatives, and the determination of the remuneration of the directors and supervisors and its payment method;

(3)   the work reports of the Board of Directors and the Board of Supervisors;

(4)   the profit distribution plans and loss recovery plans formulated by the Board of Directors;

(5)   the appointment or dismissal of accounting firms who conduct regular and statutory audit on the Company’s financial reports;

(6)   the annual budgets, final accounts, balance sheets, profit and loss accounts, and other financial statements of the Company; and

(7)   any matters other than those which are required by laws, administrative regulations, regulatory requirements or the Company’s Articles of Association to be adopted by special resolution.

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No.	Provisions of the Existing Articles of Association	Provisions of the Revised Articles of Association

33

Article 93 The following matters shall be resolved by a special resolution at a shareholders’ general meeting:

(1)   the increase or reduction of share capital and the issue of shares of any class, warrants and other similar securities;

(2)   the issue of debentures of the Company;

(3)   the division, merger, dissolution and liquidation of the Company;

(4)   the amendment to the Company’s Articles of Association;

(5)   the Company’s purchase or sale of material assets within one year, which exceeds 30% of the latest audited total assets of the Company;

(6)   any equity-based incentive plan; and

(7)   any other matter stipulated by laws, administrative regulations or the Company’s Articles of Association and decided by shareholders at shareholders’ general meetings by way of an ordinary resolution which, in their opinions, might have a material impact on the Company and shall be adopted by a special resolution.

Article 98 The following matters shall be resolved by a special resolution at a shareholders’ general meeting:

(1)   the increase or reduction of share capital, the issue of shares of any class, warrants and other similar securities, and the listing of the Company;

(2)   the issue of debentures of the Company;

(3)   the division, merger, dissolution and liquidation or change of the form of the Company;

(4)   the amendment to the Company’s Articles of Association;

(5)   the acquisition of shares of the Company;

(6)   the matters in relation to the Company’s establishment of legal entity, material external investment, disposal and write-off of material assets, and pledge of material assets;

(7)   the removal of independent directors;

(8)   the Company’s purchase or sale of material assets within one year, which exceeds 30% of the latest audited total assets of the Company;

(9)   any equity-based incentive plan; and

(10)  any other matter stipulated by laws, administrative regulations, regulatory requirements or the Company’s Articles of Association and decided by shareholders at shareholders’ general meetings by way of an ordinary resolution, which, in their opinions, might have a material impact on the Company and shall be adopted by a special resolution.

34

Article 101 Shareholders attending the shareholders’ general meeting shall vote for or against or abstain from voting any motion submitted for voting (for shareholders holding H Shares, abstention may not apply).

In respect of any vote forms that are not filled, misfilled, illegible or not submitted, the voter shall be deemed to abstain. The voting result in respect of shares held by such voter shall be deemed to be “abstention”.

Article 106 Shareholders attending the shareholders’ general meeting shall vote for or against or abstain from voting any motion submitted for voting (for shareholders holding H Shares, abstention may not apply), except for the declaration made by a securities registration and clearing institution as the nominal holder of stocks under the stock connect mechanism between the mainland China and Hong Kong stock markets according to the actual holders’ intentions.

In respect of any vote forms that are not filled, misfilled, illegible or not submitted, the voter shall be deemed to abstain. The voting result in respect of shares held by such voter shall be deemed to be “abstention”.

35	Article 104 The resolutions of the shareholders’ general meeting shall be announced promptly. Such announcement shall specify the number of shareholders present in person or by proxy at the meeting, the total number of voting shares held or represented by them, the percentage of such voting shares in relation to all the voting shares of the Company, the voting methods, the voting result of each motion, and details of each resolution that are passed at the meeting.	Article 109 The resolutions of the shareholders’ general meeting shall be announced promptly. Such announcement shall specify the number of shareholders present in person or by proxy at the meeting, the total number of voting shares held or represented by them, the percentage of such voting shares in relation to all the voting shares of the Company, the voting methods, the voting result of each motion, and details of each resolution that are passed at the meeting.

The Company shall report to the CBIRC regarding the voting results within thirty (30) days after the passing of resolutions at the shareholders’ general meeting.

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No.	Provisions of the Existing Articles of Association	Provisions of the Revised Articles of Association

36

Article 105 If the motion on election of new directors and supervisors for a new session is adopted at the shareholders’ general meeting, directors and supervisors for the new session shall take the position after the resolution of such shareholders’ general meeting is made.

If the employee representatives of the Board of Directors (the “Employee Directors”) or the employee representatives of the Board of Supervisors (the “Employee Supervisors”) for a new session are elected democratically at a date earlier than the date of establishment of the Board of Directors or the Board of Supervisors for the new session respectively, such Employee Directors or Employee Supervisors shall take the office at the date of establishment of the Board of Directors or the Board of Supervisors for the new session; in the event that such democratic election is made later than the date of establishment of the Board of Directors or the Board of Supervisors for the new session, such Employee Directors or Employee Supervisors shall take the office at the date of democratic election.

Article 110 If the motion on election of new directors and supervisors for a new session is adopted at the shareholders’ general meeting, directors and supervisors for the new session shall take the position after the resolution of such shareholders’ general meeting is made.

If the employee representatives of the Board of Directors (the “Employee Directors”) or the employee representatives of the Board of Supervisors (the “Employee Supervisors”) for a new session are elected democratically at a date earlier than the date of establishment of the Board of Directors or the Board of Supervisors for the new session respectively, such Employee Directors or Employee Supervisors shall take the office at the date of establishment of the Board of Directors or the Board of Supervisors for the new session; in the event that such democratic election is made later than the date of establishment of the Board of Directors or the Board of Supervisors for the new session, such Employee Directors or Employee Supervisors shall take the office at the date of democratic election.

The qualification of the Company’s directors and supervisors shall be approved by the CBIRC.

37	Article 116 Rights conferred on any class of shareholders may not be varied or abrogated unless with the approval of shareholders by way of special resolution in a general meeting, and by holders of shares of that class at a separate general meeting conducted in accordance with Articles 118 to 122.	Article 121 Rights conferred on any class of shareholders may not be varied or abrogated unless with the approval of shareholders by way of special resolution in a general meeting, and by holders of shares of that class at a separate general meeting conducted in accordance with Articles 123 to 127.

38	Article 118 Shareholders of the affected class, whether or not otherwise having the right to vote at shareholders’ general meetings, shall have the right to vote at class meetings in respect of matters concerning sub-paragraphs (2) to (8), (11) and (12) of Article 117, but interested shareholder(s) shall not be entitled to vote at such class meetings.	Article 123 Shareholders of the affected class, whether or not otherwise having the right to vote at shareholders’ general meetings, shall have the right to vote at class meetings in respect of matters concerning sub-paragraphs (2) to (8), (11) and (12) of Article 122, but interested shareholder(s) shall not be entitled to vote at such class meetings.

	“(An) interested shareholder(s)”, as such term is used in the preceding paragraph, means:	“(An) interested shareholder(s)”, as such term is used in the preceding paragraph, means:

(1)   in the case of a repurchase of shares by way of a general offer to all shareholders of the Company or by way of public dealing on a stock exchange pursuant to Article 25 of the Company’s Articles of Association, a controlling shareholder within the meaning of Article 56 of the Company’s Articles of Association;

(2)   in the case of a repurchase of shares by an off-market agreement pursuant to Article 25 of the Company’s Articles of Association, a holder of the shares to which the proposed agreement relates;

(3)   in the case of a restructuring of the Company, a shareholder who assumes a relatively lower proportion of obligation than the obligations imposed on shareholders of that class under the proposed restructuring or who has an interest in the proposed restructuring different from the general interests of the shareholders of that class.

(1)   in the case of a repurchase of shares by way of a general offer to all shareholders of the Company or by way of public dealing on a stock exchange pursuant to Article 27 of the Company’s Articles of Association, a controlling shareholder within the meaning of Article 61 of the Company’s Articles of Association;

(2)   in the case of a repurchase of shares by an off-market agreement pursuant to Article 27 of the Company’s Articles of Association, a holder of the shares to which the proposed agreement relates;

(3)   in the case of a restructuring of the Company, a shareholder who assumes a relatively lower proportion of obligation than the obligations imposed on shareholders of that class under the proposed restructuring or who has an interest in the proposed restructuring different from the general interests of the shareholders of that class.

39	Article 119 Resolutions of a class of shareholders shall be passed by affirmative votes representing more than two-thirds of the voting rights of shareholders of that class presented at the relevant meeting who, according to Article 118, are entitled to vote thereat.	Article 124 Resolutions of a class of shareholders shall be passed by affirmative votes representing more than two-thirds of the voting rights of shareholders of that class presented at the relevant meeting who, according to Article 123, are entitled to vote thereat.

APPENDIX II	PROPOSED AMENDMENTS TO THE ARTICLES OF ASSOCIATION

No.	Provisions of the Existing Articles of Association	Provisions of the Revised Articles of Association

40

Article 123 The Company shall establish a Board of Directors consisting of twelve (12) directors. The Board of Directors shall have one (1) Chairman and may have one (1) Vice Chairman.

Of the twelve (12) directors, there shall be at least one (1) non-executive director, and at least one-third of members of the Board of Directors shall be independent directors.

Article 128 The Company shall establish a Board of Directors consisting of twelve (12) directors, of which four (4) shall be executive directors, four (4) shall be non-executive directors and four (4) shall be independent directors. The Board of Directors shall have one (1) Chairman, and may have one (1) Vice Chairman. The Board of Directors shall have at least one (1) non-executive director, and at least one-third of members of the Board of Directors shall be independent directors.

41

Article 124 Directors who are not employee representatives shall be elected at the shareholders’ general meeting, and employee directors shall be elected at the employee representative conference by the Company’s employees or by other democratic means. A director’s term shall be three (3) years and is renewable by re-election upon expiry of the term.

A written notice of the intention to nominate a person for election as a director and a written notice by that person of his willingness to be nominated shall be delivered to the Company seven (7) days before the date of the shareholders’ general meeting.

A director’s term of office shall commence from the date when the resolution of shareholders’ general meeting is adopted and end upon expiry of the term of current session of the Board of Directors. After expiry of a director’s term of office but before a new director is elected and takes office, the retiring director shall continue to perform his duty as a director pursuant to laws, administrative regulations, departmental rules and these Articles of Association.

The president, vice president and other senior officers may concurrently serve as directors, provided that the total number of directors who concurrently serve as the president, vice president, other senior officers and the total number of directors who are served by employee representatives shall not exceed half of the total number of directors of the Company.

The Chairman and the Vice Chairman shall be elected and changed by more than one-half of all of the members of the Board of Directors. The term of office of each of the Chairman and the Vice Chairman is three (3) years, which term is renewable upon re-election.

Subject to compliance with all relevant laws and administrative regulations, the shareholders’ general meeting may by ordinary resolution change any director who is not employee representative before the expiration of his term of office (however, the director’s right to make claims pursuant to any contract shall not be affected thereby).

The directors shall not be required to hold shares of the Company.

Article 129 Directors who are not employee representatives shall be elected at the shareholders’ general meeting, and employee directors shall be elected at the employee representative conference by the Company’s employees or by other democratic means. A director’s term shall be three (3) years and is renewable by re-election upon expiry of the term.

A written notice of the intention to nominate a person for election as a director and a written notice by that person of his willingness to be nominated shall be delivered to the Company seven (7) days before the date of the shareholders’ general meeting.

A director’s term of office shall commence from the date when the resolution of shareholders’ general meeting is adopted and the qualification of such director is approved by the CBIRC and end upon expiry of the term of current session of the Board of Directors. After expiry of a director’s term of office but before a new director is elected and takes office, the retiring director shall continue to perform his duty as a director pursuant to laws, administrative regulations, departmental rules and these Articles of Association.

The president, vice president and other senior officers may concurrently serve as directors, provided that the total number of directors who concurrently serve as the president, vice president, other senior officers and the total number of directors who are served by employee representatives shall not exceed half of the total number of directors of the Company.

The Chairman and the Vice Chairman shall be elected and changed by more than one-half of all of the members of the Board of Directors. The term of office of each of the Chairman and the Vice Chairman is three (3) years, which term is renewable upon re-election.

Subject to compliance with all relevant laws and administrative regulations, the shareholders’ general meeting may by ordinary resolution change any director who is not employee representative before the expiration of his term of office (however, the director’s right to make claims pursuant to any contract shall not be affected thereby).

The directors shall not be required to hold shares of the Company.

If the directors fail to meet the qualifications or conditions as specified by laws, regulations and regulatory requirements during their term of office, the Company shall dismiss them from their positions.

APPENDIX II	PROPOSED AMENDMENTS TO THE ARTICLES OF ASSOCIATION

No.	Provisions of the Existing Articles of Association	Provisions of the Revised Articles of Association

42	Article 125 A director may resign before expiry of his term of office, subject to submission of a written resignation report to the Board of Directors. The Board of Directors will disclose relevant information within two (2) days.	Article 130 A director may resign before expiry of his term of office, subject to submission of a written resignation report to the Board of Directors. The Board of Directors will disclose relevant information within two (2) days.

	If the number of the Company’s directors is less than the quorum as required by law due to a director’s resignation, such resigning director shall continue to perform his duty as a director pursuant to laws, administrative regulations, departmental rules and these Articles of Association until a new director is elected and takes office.	If the number of the Company’s directors is less than the quorum as required by law due to a director’s resignation, such resigning director shall continue to perform his duty as a director pursuant to laws, administrative regulations, departmental rules and these Articles of Association until a new director is elected and takes office.

	Except for the case mentioned in the preceding paragraph, resignation of directors shall take effect immediately upon the Board of Directors’ receipt of the written resignation report.	Except for the case mentioned in the preceding paragraph, resignation of directors shall take effect immediately upon the Board of Directors’ receipt of the written resignation report.

Upon resignation or expiry of the tenure of a director, such director shall duly complete all formalities in relation to handover, and the faithful duties owed by such director to the Company and shareholders shall not be released and shall remain effective within five (5) years from the expiry of his/her tenure.

43	Article 128 An independent director means a director who does not have any function in the Company other than being a director and has no relationship with the Company and its controlling shareholder or actual controller which may prejudice such director’s independent judgment on the Company’s affairs. (This definition is quoted from Article 2 of the Interim Measures for the Administration of Insurance Companies’ Independent Directors.)	Article 133 An independent director means a director who does not have any function in the Company other than being a director and has no relationship with the Company and its controlling shareholder or actual controller which may prejudice such director’s independent judgment on the Company’s affairs.

44	Article 129 An independent director shall possess the qualification for serving as an independent director of a listed insurance company as specified by laws, administrative regulations and regulatory requirements.	Article 134 An independent director shall have high professional competence and reputation, and shall also meet the qualification requirements for serving as an independent director of a listed insurance company as specified by laws, administrative regulations and regulatory requirements.

45	Article 130 Any of the following persons shall not serve as an independent director of the Company:	Article 135 Any of the following persons shall not serve as an independent director of the Company:

(1)   a person who has worked in an entity holding more than 5% of shares of the Company or in any of the top ten (10) shareholders of the Company in the past three (3) years, and such person’s close relatives;

(2)   a person who has worked in the Company or any enterprises actually controlled by the Company in the past three (3) years, and such person’s close relatives;

(3)   a person who has provided the Company with legal, audit, actuarial or management consulting services in the past one (1) year;

(4)   a person serving as a partner, controlling shareholder or senior officer of any banking, legal, consulting, or audit institutions which have business relationship with the Company; or

(5)   other person whose independent judgment, in the opinion of regulatory authorities, may be compromised.

(1)   a person who has worked in an entity holding more than 5% of shares of the Company or in any of the top ten (10) shareholders of the Company in the past three (3) years, and such person’s close relatives;

(2)   a person who has worked in the Company or any enterprises actually controlled by the Company in the past three (3) years, and such person’s close relatives;

(3)   a person who has provided the Company with legal, audit, actuarial or management consulting services in the past two (2) years;

(4)   a person serving as a partner, controlling shareholder or senior officer of any banking, legal, consulting, or audit institutions which have business relationship with the Company in the past two (2) years; or

(5)   other person whose independent judgment, in the opinion of regulatory authorities, may be compromised.

APPENDIX II	PROPOSED AMENDMENTS TO THE ARTICLES OF ASSOCIATION

No.	Provisions of the Existing Articles of Association	Provisions of the Revised Articles of Association

46

Article 131 The Board of Directors, the Board of Supervisors or any shareholder(s) individually or jointly holding more than 3% of the issued shares of the Company may nominate candidates for independent directors who shall be appointed upon being elected at the shareholders’ general meeting, provided that each such shareholder may nominate only one (1) candidate for independent directors.

At least one-third of members of the Board of Directors of the Company shall be independent directors, including at least one (1) accounting professional.

Article 136 The Board of Directors, the nomination and remuneration committee of the Board of Directors, the Board of Supervisors or any shareholder(s) individually or jointly holding more than 3% of the issued shares of the Company may nominate candidates for independent directors who shall be appointed upon being elected at the shareholders’ general meeting.

At least one-third of members of the Board of Directors of the Company shall be independent directors, including at least one (1) accounting professional.

47	Article 132 The term of office of independent directors is the same as that of other directors of the Company, and may be renewed upon re-election when it expires, provided that an independent director shall not serve for more than six (6) consecutive years.	Article 137 The term of office of independent directors is the same as that of other directors of the Company, and may be renewed upon re-election when it expires, provided that an independent director shall not serve for more than six (6) consecutive years.

	An independent director shall not be removed before the expiry of his term of office without a justifiable cause. If any independent director is removed prior to the expiration date, the Company shall disclose such removal as a special disclosure matter.	An independent director shall not be removed before the expiry of his term of office without a justifiable cause. If any independent director is removed prior to the expiration date, the Company shall disclose such removal as a special disclosure matter.

The removal of an independent director shall be decided by a shareholders’ general meeting. The Company shall notify such independent director in writing of the reasons of the removal and his corresponding rights at least fifteen (15) days prior to the convening of the shareholders’ general meeting. A resolution on the removal of an independent director at the shareholders’ general meeting shall be passed by votes representing over two-thirds of the voting rights held by the shareholders present at the meeting. The independent director shall have the right to provide an explanation and make a representation before voting.

APPENDIX II	PROPOSED AMENDMENTS TO THE ARTICLES OF ASSOCIATION

No.	Provisions of the Existing Articles of Association	Provisions of the Revised Articles of Association

48	Article 133 In addition to the powers and functions granted to directors by the Company Law and other applicable laws, regulations, regulatory requirements and these Articles of Association, an independent director shall also diligently review the following matters:	Article 138 In addition to the powers and functions granted to directors by the Company Law and other applicable laws, regulations, regulatory requirements and these Articles of Association, an independent director shall also have the following powers and functions:

(1)   material connected transactions of the Company (defined according to the standards issued by regulatory authority of the place where the Company is listed from time to time);

(2)   nomination, appointment and dismissal of directors and appointment and dismissal of senior officers of the Company;

(3)   remunerations of directors and senior officers of the Company;

(4)   profit distribution plan;

(5)   any material transaction such as investment, lease, purchase and sale of assets and guarantee not provided in business plan; and

(6)   other matters that may have material effects on the interests of the Company, the insured and minority shareholders.

(1)   to review the fairness of material connected transactions of the Company (defined according to the standards issued by regulatory authority of the place where the Company is listed from time to time), implementation of internal audit procedures and impacts on the interests of the insured. Opinions shall be provided by independent directors in writing on any problems found in the connected transactions reviewed. In addition to the circumstances where an independent financial advisor must be engaged to issue a report pursuant to the listing rules of the place where the Company is listed, if more than two independent directors deem necessary, they may engage an intermediary to provide independent financial advisor report as the basis of their opinions;

(2) to propose to the Board to convene an extraordinary general meeting by more than half of but no less than two (2) independent directors;

(3) to propose to convene a meeting of the Board of Directors by more than two (2) independent directors;

(4) to independently engage external auditing firms and consultancy firms; and

(5) other powers and functions as specified by laws, regulations, regulatory requirements and these Articles of Association.

Independent directors shall provide independent opinions on the matters discussed at shareholders’ general meetings and meetings of the Board of Directors in an objective and fair manner. In particular, they shall give their opinions to the Board of Directors or the shareholders’ general meeting on the following matters:

(1) material connected transactions;

(2) nomination, appointment and dismissal of directors and appointment and dismissal of senior officers of the Company;

(3) remunerations of directors and senior officers of the Company;

(4) profit distribution plan;

(5) any material transaction such as investment, lease, purchase and sale of assets and guarantee not provided in business plan;

(6) other matters that may have material effects on the interests of the Company, the insured and minority shareholders; and

(7) other matters as specified by laws, regulations, regulatory requirements or these Articles of Association.

APPENDIX II	PROPOSED AMENDMENTS TO THE ARTICLES OF ASSOCIATION

No.	Provisions of the Existing Articles of Association	Provisions of the Revised Articles of Association

49

Article 134 An independent director shall give any of the following opinions regarding the above matters: consent; reservation and the reason; objection and the reason; unable to give opinion and the reason.

Where relevant matters are required to be disclosed, the Company shall announce the opinions of the independent directors. If the independent directors fail to agree on a particular matter, the Board of Directors shall disclose the opinion of each independent director.

Article 139 An independent director shall give any of the following opinions regarding the above matters: consent; reservation and the reason; objection and the reason; unable to give opinion and the reason.

Where independent directors abstain or vote against the above matters, or consider that there are obstacles in expressing their opinions, they shall give written opinions to the Company and report to the CBIRC.

Where relevant matters are required to be disclosed, the Company shall announce the opinions of the independent directors. If the independent directors fail to agree on a particular matter, the Board of Directors shall disclose the opinion of each independent director.

50

Article 137 If an independent director fails to attend three

(3) consecutive meetings of the Board of Directors in person, the Board of Directors may propose the replacement of such independent director at a shareholders’ general meeting.

Article 142 If an independent director fails to attend three

(3) consecutive meetings of the Board of Directors in person, the Board of Directors may propose the replacement of such independent director at a shareholders’ general meeting.

Where an independent director fails to attend two (2) meetings of the Board of Directors in person within one year, the Company shall issue to him a written reminder.

Where an independent director is given two (2) reminders within a term of office, he shall not be re-elected.

APPENDIX II	PROPOSED AMENDMENTS TO THE ARTICLES OF ASSOCIATION

No.	Provisions of the Existing Articles of Association	Provisions of the Revised Articles of Association

51

Article 140 The Board of Directors shall be accountable to the shareholders in general meeting, and shall exercise the following functions and powers:

(1)   to be responsible for the convening of the shareholders’ general meeting and to report its work to the shareholders in general meetings;

(2)   to implement the resolutions passed by the shareholders in general meetings;

(3)   to determine the Company’s business plans and investment proposals;

(4)   to formulate the Company’s preliminary and final annual financial budgets;

(5)   to formulate the Company’s profit distribution proposal and loss recovery proposal;

(6)   to formulate proposals for the increase or reduction of the Company’s registered capital and for the issuance of the Company’s debentures or other securities and listing;

(7)   to formulate plans for major acquisition, acquisition of stocks of the Company, or merger, division, dissolution and change of the form of the Company;

(8)   to determine, to the extent authorized by the shareholders’ general meeting, on such matters as the external investments, acquisition or sale of assets, pledge of assets, entrusted wealth management and connected transactions of the Company;

(9)   to decide on the establishment of the Company’s internal management organizations;

(10)  to appoint or remove the Company’s president or secretary to the Board of Directors, and to appoint or remove the vice president(s) and other senior officers (excluding the secretary to the Board of Directors) based on the nomination of the president, and to decide on their remuneration;

(11)  to formulate the Company’s basic management system;

(12)  to formulate proposals for any amendment to the Company’s Articles of Association;

(13)  to manage the information disclosure of the Company;

(14)  to propose to the shareholders’ general meeting for retaining or replacing the accounting firm that conduct audits for the Company;

Article 145 The Board of Directors shall be accountable to the shareholders in general meeting, and shall exercise the following functions and powers:

(1)   to be responsible for the convening of the shareholders’ general meeting and to report on its work to the shareholders in general meetings;

(2)   to implement the resolutions passed by the shareholders in general meetings;

(3)   to determine the Company’s business plans and investment proposals;

(4)   to formulate the Company’s preliminary and final annual financial budgets;

(5)   to formulate the Company’s profit distribution proposal and loss recovery proposal;

(6)   to formulate proposals for the increase or reduction of the Company’s registered capital and for the issuance of the Company’s debentures or other negotiable securities and listing;

(7)   to formulate plans for major acquisition, acquisition of shares of the Company, or merger, division, dissolution and change of the form of the Company;

(8)   to consider and approve, to the extent authorized by the shareholders’ general meeting (except those that are not required for authorization), such matters as the management of assets and liabilities, external investments, acquisition of assets, disposal and write-off of assets, pledge of assets, entrusted wealth management and connected transactions of the Company;

(9)   to decide on the establishment of the Company’s internal management organizations;

(10)  to appoint or remove the Company’s president or secretary to the Board of Directors, and to appoint or remove the vice president(s) and other senior officers (excluding the secretary to the Board of Directors) based on the nomination of the president, and to decide on their remuneration, reward and punishment;

(11)  to formulate the Company’s basic management system, to formulate the Procedural Rules for the Shareholders’ General Meetings and the Procedural Rules for the Board of Directors’ Meetings, and to review the work rules of the professional committees of the Board of Directors;

APPENDIX II	PROPOSED AMENDMENTS TO THE ARTICLES OF ASSOCIATION

No.	Provisions of the Existing Articles of Association	Provisions of the Revised Articles of Association

	(15) to hear the work report of the Company’s president and to inspect the work of the president; and	(12) to formulate proposals for any amendment to the Company’s Articles of Association;

(16)  to exercise any other powers and functions conferred by laws, administrative regulations, departmental rules, these Articles of Association or shareholders’ general meetings.

Other than the Board of Directors’ resolutions in respect of the matters specified in sub-paragraphs (6), (7) and (12) of this Article which shall be passed by the affirmative vote of more than two-thirds of all directors, the Board of Directors’ resolutions in respect of all other matters may be passed by the affirmative vote of a simple majority of all directors, unless otherwise provided by applicable laws, administrative regulations, departmental rules, or these Articles of Association.

The said functions and powers of the Board of Directors shall not, in principle, be delegated to the Chairman of the Board of Directors, directors or other individuals or entities. If it is necessary to delegate decision-making right on certain matters, such delegation shall be made legally by means approved by resolutions of the Board of Directors. Delegation shall be made on a case by case basis, and no function of the Board of Directors shall be delegated generally or permanently to other entities or individuals.

Statutory functions and powers of the Board of Directors shall not be modified or deprived of by any provisions of these Articles of Association, any resolutions of the shareholders’ general meeting, or in any other manner.

(13)  to manage the information disclosure of the Company;

(14)  to propose to the shareholders’ general meeting for retaining or replacing the accounting firm that conduct audits for the Company;

(15)  to hear the work report of the Company’s president and to inspect the work of the president; and

(16)  to exercise any other powers and functions conferred by laws, administrative regulations, departmental rules, these Articles of Association or shareholders’ general meetings.

Other than the Board of Directors’ resolutions in respect of the matters specified in sub-paragraphs (6), (7), (8) and (12) of this Article which shall be passed by the affirmative vote of more than two-thirds of all directors, the Board of Directors’ resolutions in respect of all other matters may be passed by the affirmative vote of a simple majority of all directors, unless otherwise provided by applicable laws, administrative regulations, departmental rules, or these Articles of Association.

The said functions and powers of the Board of Directors shall be exercised by the Board of Directors collectively. The statutory functions and powers of the Board of Directors shall not, in principle, be delegated to the Chairman of the Board of Directors, directors or other individuals or entities. If it is necessary to delegate decision-making right on certain matters, such delegation shall be made legally by means approved by resolutions of the Board of Directors. Delegation shall be made on a case by case basis, and no function of the Board of Directors shall be delegated generally or permanently to other entities or individuals.

The Board of Directors shall give an explanation to the shareholders’ general meeting in respect of the qualified audit opinions issued by a certified public accountant on the financial reports of the Company.

Statutory functions and powers of the Board of Directors shall not be modified or deprived of by any provisions of these Articles of Association, any resolutions of the shareholders’ general meeting, or in any other manner.

52		Article 146 The opinions of the Party Committee of the Company shall be heard before the Board of Directors decides on material issues of the Company.

APPENDIX II	PROPOSED AMENDMENTS TO THE ARTICLES OF ASSOCIATION

No.	Provisions of the Existing Articles of Association	Provisions of the Revised Articles of Association

53	Article 143 The Chairman of the Board of Directors shall exercise the following powers:	Article 149 The Chairman of the Board of Directors shall exercise the following powers:

	(1) to preside over shareholders’ general meetings and to convene and preside over meetings of the Board of Directors;	(1) to preside over shareholders’ general meetings and to convene and preside over meetings of the Board of Directors;

	(2) to check on the implementation of resolutions passed by the Board of Directors;	(2) to check on the implementation of resolutions passed by the Board of Directors;

	(3) to sign the securities certificates issued by the Company; and	(3) to sign the securities certificates issued by the Company; and

	(4) to exercise other powers conferred by the Board of Directors.	(4) to exercise other powers conferred by the Board of Directors.

	When the Chairman is unable to perform his duties, he may appoint the Vice Chairman or an executive director to perform his duties.	When the Chairman is unable to perform or does not perform his duties, the duties shall be performed by the Vice Chairman. When the Vice Chairman is unable to perform or does not perform his duties, a director jointly elected by more than half of the directors shall perform his duties.

In the event that the Chairman is unable to perform or does not perform his duties, which affects the normal operation of the Company, the Board of Directors of the Company shall re-elect the Chairman pursuant to the requirements of these Articles of Association.

54	Article 145 Notice of regular and special meetings of the Board of Directors may be delivered by hand, facsimile, express delivery service, registered mail or email. Deadlines for serving the notices: at least fourteen (14) days in advance of regular meetings; special meetings may be less than fourteen (14) days but shall not be less than two (2) days.	Article 151 Notice of regular and special meetings of the Board of Directors may be delivered by hand, facsimile, express delivery service, registered mail or email. Deadlines for serving the notices: at least fourteen (14) days in advance of regular meetings; special meetings may be less than fourteen (14) days but shall not be less than three (3) days.

55	Article 147 Any regular or special meeting of the Board of Directors may be held by way of telephone conference or similar communication equipment so long as all directors participating in the meeting can clearly hear and communicate with each other. All such directors shall be deemed to be present in person at the meeting.	Article 153 Any regular or special meeting of the Board of Directors may be held physically and through telecommunications (by way of telephone conference or similar communication equipment). So long as it can ensure the real-time communications and discussions among all directors participating in the meeting, all such directors shall be deemed to be present in person at the meeting.

Matters that shall not be voted at the meetings of the Board of Directors convened by telecommunications shall include but not limited to the profit distribution plan, remuneration plan, material investments and asset disposal, appointment and dismissal of senior officers, and other proposals involving the risk management of the Company.

APPENDIX II	PROPOSED AMENDMENTS TO THE ARTICLES OF ASSOCIATION

No.	Provisions of the Existing Articles of Association	Provisions of the Revised Articles of Association

56	Article 148 Meetings of the Board of Directors shall be held only if more than half of the directors (including any director who has been appointed by another director to attend the meeting on his behalf pursuant to Article 150 of the Company’s Articles of Association) are present.	Article 154 Meetings of the Board of Directors shall be held only if more than half of the directors (including any director who has appointed another director to attend the meeting on his behalf pursuant to Article 156 of the Company’s Articles of Association) are present.

	Each director shall have one (1) vote. Unless otherwise provided for in the Company’s Articles of Association, a resolution of the Board of Directors must be passed by the majority of the directors of the Company. No resolution of the Board of Directors concerning any connected transaction will become effective without the signatures of the independent (non-executive) directors.	Each director shall have one (1) vote. Unless otherwise provided for in the Company’s Articles of Association, a resolution of the Board of Directors must be passed by the majority of the directors of the Company. No resolution of the Board of Directors concerning any connected transaction will become effective without the signatures of the independent (non-executive) directors.

	Where there is an equality of votes cast both for and against a resolution, the Chairman of the Board of Directors shall have no more casting vote.	Where there is an equality of votes cast both for and against a resolution, the Chairman of the Board of Directors shall have no more casting vote.

57	Article 149 Subject to the exceptions as specifically provided, a director shall not vote on any resolution of the Board of Directors approving any contract or arrangement or any other proposal in which he or any of his associates has a material interest, nor shall he exercise voting rights on behalf of other directors. He shall not be counted in the quorum present at such meeting.	Article 155 Subject to the exceptions as specifically provided, a director shall not vote on any resolution of the Board of Directors approving any contract or arrangement or any other proposal in which he or any of his close associates has a material interest, nor shall he exercise voting rights on behalf of other directors. He shall not be counted in the quorum present at such meeting.

	Such meetings of the Board of Directors shall be convened with more than half of the directors present who are not connected, and the decisions made at the meetings of the Board of Directors shall be approved by more than half of the directors who are not connected. If the number of directors attending the meetings of the Board of Directors who are not connected is less than three (3), such matters shall be submitted to the shareholders’ general meeting for approval.	Such meetings of the Board of Directors shall be convened with more than half of the directors present who are not connected, and the decisions made at the meetings of the Board of Directors shall be approved by more than two-thirds of the directors who are not connected. If the number of directors attending the meetings of the Board of Directors who are not connected is less than three (3), such matters shall be submitted to the shareholders’ general meeting for approval.

In considering the matters concerning connected transactions by the Board of Directors, connected directors can neither exercise their voting rights, nor act on behalf of other directors to exercise voting rights.

The Board of Directors shall report annually to the shareholders’ general meeting on the status of connected transactions and the execution of the connected transaction management system.

APPENDIX II	PROPOSED AMENDMENTS TO THE ARTICLES OF ASSOCIATION

No.	Provisions of the Existing Articles of Association	Provisions of the Revised Articles of Association

58	Article 151 In respect of any matter to be determined by the Board of Directors at a special meeting of the Board of Directors, where the Board of Directors has already sent out in writing the draft resolution to be decided at such meeting and the number of directors who have signed to approve such proposals satisfies the requirements set out in Article 148 of this Chapter, a valid resolution shall be deemed to be passed, and no Board of Directors’ meeting is required to be held.	Article 157 In respect of any matter to be determined by the Board of Directors at a special meeting of the Board of Directors, where the Board of Directors has already sent out in writing the draft resolution to be decided at such meeting and the number of directors who have signed to approve such proposals satisfies the requirements set out in Article 154 of this Chapter, a valid resolution shall be deemed to be passed, and no Board of Directors’ meeting is required to be held.

59

Article 157 The Company’s Board of Directors shall have four (4) special committees, namely, the audit committee, the risk management committee, the nomination and remuneration committee, and the strategy and investment decision committee.

Functions of special committees of the Board of Directors shall be defined by resolutions of the Board of Directors in accordance with applicable laws, administrative regulations and regulatory rules.

Article 163 The Company’s Board of Directors shall have four (4) special committees, namely, the audit committee, the risk management committee, the nomination and remuneration committee, and the strategy and assets and liabilities management committee.

Functions of special committees of the Board of Directors shall be defined by resolutions of the Board of Directors in accordance with applicable laws, administrative regulations and regulatory rules.

60

Article 158 The audit committee shall be composed of three

(3) to five (5) directors, the risk management committee shall be composed of three (3) to seven (7) directors, the nomination and remuneration committee shall be composed of three (3) to seven (7) directors, and the strategy and investment decision committee shall be composed of three (3) to seven (7) directors.

Article 164 The audit committee shall be composed of three

(3) to five (5) directors, the risk management committee shall be composed of three (3) to seven (7) directors, the nomination and remuneration committee shall be composed of three (3) to seven (7) directors, and the strategy and assets and liabilities management committee shall be composed of three (3) to seven (7) directors.

61	Article 160 The president shall be accountable to the Board of Directors, and shall exercise the following functions and powers:	Article 166 The president shall be accountable to the Board of Directors, and shall exercise the following functions and powers:

(1)   to be in charge of the Company’s production, operation and management, and to organize the implementation of the resolutions of the Board of Directors;

(2)   to organize the implementation of the Company’s annual business plan and investment proposals;

(3)   to draft plans for the establishment of the Company’s internal management organizations;

(4)   to draft the Company’s basic management system;

(5)   to formulate basic rules and regulations for the Company;

(6)   to propose the appointment or dismissal by the Board of Directors of the Company’s vice president(s) and other senior officers (except for the secretary to the Board of Directors );

(7)   to appoint or dismiss management personnel other than those required to be appointed or dismissed by the Board of Directors; and (8) other functions and powers conferred by the Company’s Articles of Association and the Board of Directors.

(1)   to be in charge of the Company’s production, operation and management, and to organize the implementation of the resolutions of the Board of Directors;

(2)   to organize the implementation of the Company’s annual business plan and investment proposals;

(3)   to draft plans for the establishment of the Company’s internal management organizations;

(4)   to draft the Company’s basic management system;

(5)   to propose the appointment or dismissal by the Board of Directors of the Company’s vice president(s) and other senior officers (except for the secretary to the Board of Directors);

(6)   to appoint or dismiss management personnel other than those required to be appointed or dismissed by the Board of Directors; and

(7)   other functions and powers conferred by the Company’s Articles of Association and the Board of Directors.

When the president is unable to perform or does not perform his duties, the provisional person-in-charge designated by the Board of Directors shall perform his duties on his behalf. In the event that the president is unable to perform or does not perform his duties, which affects the normal operation of the Company, the Company shall re-elect the president pursuant to the requirements of these Articles of Association.

APPENDIX II	PROPOSED AMENDMENTS TO THE ARTICLES OF ASSOCIATION

No.	Provisions of the Existing Articles of Association	Provisions of the Revised Articles of Association

62	Article 167 The Board of Supervisors shall be composed of five (5) supervisors. One of the members of the Board of Supervisors shall act as the Chairman. Each supervisor shall serve for a term of three (3) years, which term is renewable upon re-election.	Article 173 The Board of Supervisors shall be composed of five (5) supervisors. One of the members of the Board of Supervisors shall act as the Chairman. Each supervisor shall serve for a term of three (3) years, which term is renewable upon re-election.

	The election or removal of the Chairman of the Board of Supervisors shall be determined by two-thirds or more of the members of the Board of Supervisors.	The election or removal of the Chairman of the Board of Supervisors shall be determined by two-thirds or more of the members of the Board of Supervisors.

	The Chairman of the Board of Supervisors shall serve for a term of three (3) years, which term is renewable upon re-election.	The Chairman of the Board of Supervisors shall serve for a term of three (3) years, which term is renewable upon re-election.

Supervisors of the Company shall have good character and reputation, possess the expertise and working experience commensurate with their duties, and satisfy the conditions specified by laws and regulations and the CBIRC.

APPENDIX II	PROPOSED AMENDMENTS TO THE ARTICLES OF ASSOCIATION

No.	Provisions of the Existing Articles of Association	Provisions of the Revised Articles of Association

63

Article 172 The Board of Supervisors shall be accountable to the shareholders in a general meeting, and shall exercise the following functions and powers in accordance with law:

(1)   to review the Company’s financial position;

(2)   to supervise the directors, president, vice presidents and other senior officers of the Company to ensure that they do not act in contravention of any laws, administrative regulations or the Company’s Articles of Association when they perform their duties;

(3)   to demand any director, president, vice president or other senior officer of the Company to make rectifications when his acts impair the interest of the Company;

(4)   to check the financial information, such as the financial report, business report and profit distribution plan, to be submitted by the Board of Directors to the shareholders’ general meetings, and to engage, in the Company’s name, public certified accountants and practicing auditors to assist with the re-examination of such information in case of any doubt;

(5)   to propose to convene an extraordinary general meeting, and to convene and preside over shareholders’ general meetings when the Board of Directors fails to perform its duty to do so as required by the Company Law;

(6)   to submit motions to shareholders’ general meetings;

(7)   to represent the Company in negotiations with, or in bringing actions against, a director;

(8)   to initiate legal proceedings against any director or senior officer according to Article 151 of the Company Law;

(9)   to investigate any unusual operation of the Company, and if necessary, to engage an accounting firm, a law firm or any professional organization to assist its work at the expenses of the Company; and

(10)  such other functions and powers as provided by laws, regulations and the Company’s Articles of association.

Supervisors shall attend meetings of the Board of Directors and may raise queries or proposals regarding matters discussed at such meetings.

Article 178 The Board of Supervisors shall be accountable to the shareholders in a general meeting, and shall exercise the following functions and powers in accordance with law:

(1)   to review the Company’s financial position;

(2)   to nominate independent directors;

(3)   to supervise the directors, president, vice presidents and other senior officers of the Company to ensure that they do not act in contravention of any laws, administrative regulations or the Company’s Articles of Association when they perform their duties;

(4)   to demand any director, president, vice president or other senior officer of the Company to make rectifications when his acts impair the interest of the Company;

(5)   to check the financial information, such as the financial report, business report and profit distribution plan, to be submitted by the Board of Directors to the shareholders’ general meetings, and to engage, in the Company’s name, public certified accountants and practicing auditors to assist with the re-examination of such information in case of any doubt;

(6)   to propose to convene an extraordinary general meeting, and to convene and preside over shareholders’ general meetings when the Board of Directors fails to perform its duty to do so as required by the Company Law;

(7)   to submit motions to shareholders’ general meetings;

(8)   to initiate legal proceedings against any director or senior officer according to the relevant requirements of the Company Law;

(9)   to investigate any unusual operation of the Company, and if necessary, to engage an accounting firm, a law firm or any professional organization to assist its work at the expenses of the Company; and

(10)  such other functions and powers as provided by laws, regulations and the Company’s Articles of association.

Supervisors shall attend meetings of the Board of Directors and may raise queries or proposals regarding matters discussed at such meetings.

64

Article 177 The Board of Supervisors shall formulate the Procedural Rules for the Board of Supervisors’ Meetings to ensure that the Board of Supervisors works efficiently and make decisions in a scientific manner.

The Procedural Rules for the Board of Supervisors’ Meetings shall be formulated by the Board of Supervisors of the Company, considered and approved at the shareholders’ general meeting and attached to these Articles of Association as an appendix.

Article 183 The Procedural Rules for the Board of Supervisors’ Meetings shall be formulated by the Board of Supervisors of the Company, considered and approved at the shareholders’ general meeting and attached to these Articles of Association as an appendix to ensure that the Board of Supervisors works efficiently and make decisions in a scientific manner.

APPENDIX II	PROPOSED AMENDMENTS TO THE ARTICLES OF ASSOCIATION

No.	Provisions of the Existing Articles of Association	Provisions of the Revised Articles of Association

65	Article 178 Directors, supervisors and senior officers of the Company shall satisfy the requirements for the qualification of their respective positions under applicable laws, administrative regulations, rules and regulatory requirements.	Article 184 Directors, supervisors and senior officers of the Company shall satisfy the requirements for the qualification of their respective positions under applicable laws, administrative regulations, rules and regulatory requirements, and their qualifications shall be approved by the CBIRC before they assume office.

66	Article 186 The shareholders with full knowledge of the relevant circumstances may at the general meeting relieve a director, supervisor, president, vice president and any other senior officer of the Company of his liability as a result of his violation of any specific duty, save for the circumstances specified in Article 55 of the Company’s Articles of Association.	Article 192 The shareholders with full knowledge of the relevant circumstances may at the general meeting relieve a director, supervisor, president, vice president and any other senior officer of the Company of his liability as a result of his violation of any specific duty, save for the circumstances specified in Article 60 of the Company’s Articles of Association.

67

Article 192 A guarantee for the repayment of a loan which has been provided by the Company in breach of paragraph

(1) of Article 190 shall not be enforceable against the Company, save for the following circumstances:

Article 198 A guarantee for the repayment of a loan which has been provided by the Company in breach of paragraph (1) of Article 196 shall not be enforceable against the Company, save for the following circumstances:

(1)   the guarantee was provided in connection with a loan made to an Associate of any of the directors, supervisors, president, vice presidents and other senior officers of the Company or its holding company and the lender of such funds did not know of the relevant circumstances at the time of the loan; or

(1)   the guarantee was provided in connection with a loan made to an Associate of any of the directors, supervisors, president, vice presidents and other senior officers of the Company or its holding company and the lender of such funds did not know of the relevant circumstances at the time of the loan; or

	(2) the collateral provided by the Company has already been lawfully disposed of by the lender to a bona fide purchaser.	(2) the collateral provided by the Company has already been lawfully disposed of by the lender to a bona fide purchaser.

68	Article 196 Contracts between the Company and its directors or supervisors with respect to emolument shall provide that in the event that the Company is to be acquired by others, the Company’s directors and supervisors shall, subject to the prior approval of shareholders in a general meeting, have the right to receive compensation or other payment in respect of his loss of office or retirement. For the purposes of the preceding sentence, the acquisition of the Company includes any of the following:	Article 202 Contracts between the Company and its directors or supervisors with respect to emolument shall provide that in the event that the Company is to be acquired by others, the Company’s directors and supervisors shall, subject to the prior approval of shareholders in a general meeting, have the right to receive compensation or other payment in respect of his loss of office or retirement. For the purposes of the preceding sentence, the acquisition of the Company includes any of the following:

	(1) a tender offer made by any person to all the shareholders; or	(1) a tender offer made by any person to all the shareholders; or

(2)   a tender offer made by any person with the aim of making the offeror become a controlling shareholder. The definition of controlling shareholder shall be the same as that defined in Article 56 of the Company’s Articles of Association.

(2)   a tender offer made by any person with the aim of making the offeror become a controlling shareholder. The definition of controlling shareholder shall be the same as that defined in Article 61 of the Company’s Articles of Association.

	If the relevant director or supervisor does not comply with this Article, any sum so received by him shall belong to those persons who have sold their shares as a result of such offer. The expenses incurred in distributing such sum on a pro rata basis amongst such persons shall be borne by the relevant director or supervisor and shall not be paid out of such sum.	If the relevant director or supervisor does not comply with this Article, any sum so received by him shall belong to those persons who have sold their shares as a result of such offer. The expenses incurred in distributing such sum on a pro rata basis amongst such persons shall be borne by the relevant director or supervisor and shall not be paid out of such sum.

APPENDIX II	PROPOSED AMENDMENTS TO THE ARTICLES OF ASSOCIATION

No.	Provisions of the Existing Articles of Association	Provisions of the Revised Articles of Association

69	Article 197 The Company shall have a chief financial officer. The chief financial officer shall report to the Board of Directors and the president.	Article 203 The Company shall have a chief financial officer. The chief financial officer shall report to the Board of Directors and the president.

	The chief financial officer shall perform the following duties:	The chief financial officer shall perform the following duties:

(1)   responsible for financial accounting and preparing financial report, establishing and maintaining an internal control system in connection with financial report, and responsible for the authenticity of financial and accounting information;

(1)   responsible for financial accounting and preparing financial report, establishing and maintaining an internal control system in connection with financial report, and responsible for the authenticity of financial and accounting information;

	(2) responsible for financial management, including budget management, cost control, fund management, distribution of proceeds, business performance evaluation, etc.;	(2) responsible for financial management, including budget management, cost control, fund management, distribution of proceeds, business performance evaluation, etc.;

	(3) responsible for solvency management and participating in risk management;	(3) responsible for solvency management and participating in risk management;

	(4) participating in material operation and management activities such as strategic planning;	(4) participating in material operation and management activities such as strategic planning;

	(5) reviewing and signing related data and reports for public disclosure pursuant to laws, administrative regulations and relevant regulatory requirements; and	(5) reviewing and signing related data and reports for public disclosure pursuant to laws, administrative regulations and relevant regulatory requirements; and

	(6) performing other duties as required by the CIRC or according to law.	(6) performing other duties as required by the CBIRC or according to law.

	For at least once every half year, the Board of Directors shall hear the report from the chief financial officer on certain matters including the insurance company’s financial condition, operating results and issues necessary to be attentive to.	For at least once every half year, the Board of Directors shall hear the report from the chief financial officer on certain matters including the insurance company’s financial condition, operating results and issues necessary to be attentive to.

APPENDIX II	PROPOSED AMENDMENTS TO THE ARTICLES OF ASSOCIATION

No.	Provisions of the Existing Articles of Association	Provisions of the Revised Articles of Association

	Prior to signing documents such as financial reports and solvency reports, the chief financial officer shall seek opinion in writing from senior officers in charge of related business such as actuarial science, investment and risk management.	Prior to signing documents such as financial reports and solvency reports, the chief financial officer shall seek opinion in writing from senior officers in charge of related business such as actuarial science, investment and risk management.

	If the conducts of the Company fall into the following conditions, the chief financial officer shall, in accordance with his duties, promptly raise rectification proposal to the Board of Directors, president or related senior officers. If the Board of Directors or president fails to take measures for rectification, the chief financial officer shall report to the CIRC and shall have the right to refuse to sign on related documents:	If the conducts of the Company fall into the following conditions, the chief financial officer shall, in accordance with his duties, promptly raise rectification proposal to the Board of Directors, president or related senior officers. If the Board of Directors or president fails to take measures for rectification, the chief financial officer shall report to the CBIRC and shall have the right to refuse to sign on related documents:

	(1) operating activities or financial and accounting reports seriously violate laws, administrative regulations or regulatory provisions on insurance;	(1) operating activities or financial and accounting reports seriously violate laws, administrative regulations or regulatory provisions on insurance;

	(2) conducts seriously violate the legitimate rights of policyholders and the insured; or	(2) conducts seriously violate the legitimate rights of policyholders and the insured; or

	(3) conducts of other senior officers of the insurance company violate the legitimate rights of the insurance company, which may cause material damage to the operation of the insurance company.	(3) conducts of other senior officers of the insurance company violate the legitimate rights of the insurance company, which may cause material damage to the operation of the insurance company.

The chief financial officer shall have the right to obtain related information such as data, documents and materials necessary to perform his duties. Relevant departments and personnel of the Company shall not illegitimately interfere, conceal information or provide false information. The chief financial officer shall have the right to be present at the meetings of the Board of Directors in connection with his duties.

The chief financial officer shall have the right to obtain related information such as data, documents and materials necessary to perform his duties. Relevant departments and personnel of the Company shall not illegitimately interfere, conceal information or provide false information. The chief financial officer shall have the right to be present at the meetings of the Board of Directors in connection with his duties.

70	Chapter 16 Financial and Accounting Systems and Profit Distribution	Chapter 17 Financial and Accounting Systems, Profit Distribution and Audit

71	Article 203 The Company’s financial reports shall be made available for shareholders’ inspection at the Company twenty (20) days before the date of an annual general meeting. Each shareholder of the Company shall be entitled to obtain a copy of the financial reports referred to in this Chapter.	Article 209 The Company’s financial reports shall be made available for shareholders’ inspection at the Company twenty (20) days before the date of an annual general meeting. Each shareholder of the Company shall be entitled to obtain a copy of the financial reports referred to in this Chapter.

	Unless otherwise provided by paragraph 2 of Article 252 of the Company’s Articles of Association, the Company shall deliver to each shareholder of Overseas-Listed Foreign-Invested Shares by prepaid mail at the address registered in the register of shareholders such reports, together with copies of the Board of Directors’ report, not later than twenty-one (21) days before the date of an annual general meeting.	Unless otherwise provided by paragraph 2 of Article 259 of the Company’s Articles of Association, the Company shall deliver to each shareholder of Overseas-Listed Foreign-Invested Shares by prepaid mail at the address registered in the register of shareholders such reports, together with copies of the Board of Directors’ report, not later than twenty-one (21) days before the date of an annual general meeting.

APPENDIX II	PROPOSED AMENDMENTS TO THE ARTICLES OF ASSOCIATION

No.	Provisions of the Existing Articles of Association	Provisions of the Revised Articles of Association

72

Article 218 The Company shall appoint receiving agents for the holders of the Overseas-Listed Foreign-Invested Shares. Such receiving agents shall receive dividends in respect of the Overseas-Listed Foreign-Invested Shares declared by the Company on behalf of such holders and all other amounts payable to such holders.

The receiving agents appointed by the Company shall meet the relevant requirements of the laws of the jurisdiction where the Company’s shares are listed or the relevant rules of the stock exchanges. The receiving agents appointed for holders of the Overseas-Listed Foreign-Invested Shares listed in Hong Kong shall each be a company registered as a trust company under the Trustee Ordinance of Hong Kong.

Subject to the requirements under relevant laws, regulations and rules of the PRC and applicable rules of the securities regulatory authority of the jurisdiction where the Company’s shares are listed, the Company may exercise the power to forfeit unclaimed dividends, provided that such power shall not be exercised until after the expiration of the applicable limitations period.

Article 224 The Company shall appoint receiving agents for the holders of the Overseas-Listed Foreign-Invested Shares. Such receiving agents shall receive dividends in respect of the Overseas-Listed Foreign-Invested Shares declared by the Company on behalf of such holders and all other amounts payable to such holders.

The receiving agents appointed by the Company shall meet the relevant requirements of the laws of the jurisdiction where the Company’s shares are listed or the relevant rules of the stock exchanges. The receiving agents appointed for holders of the Overseas-Listed Foreign-Invested Shares listed in Hong Kong shall each be a company registered as a trust company under the Trustee Ordinance of Hong Kong.

Subject to the requirements under relevant laws, regulations and rules of the PRC and applicable rules of the securities regulatory authority of the jurisdiction where the Company’s shares are listed, the Company may exercise the power to forfeit unclaimed dividends, provided that such power shall not be exercised until after the expiration of the applicable limitations period.

Any amount paid up in advance of calls on any shares by a shareholder may carry interest, but shall not entitle the shareholder to participate in any dividend distribution declared prior to the due date of such amount.

73

Article 228 Prior notice shall be given to the accounting firm if the Company decides to remove such accounting firm or not to renew the appointment thereof. Such accounting firm shall be entitled to make representations at the shareholders’ general meeting. Where the accounting firm resigns from its position, it shall make clear to the shareholders in a general meeting whether there has been any impropriety on the part of the Company.

An accounting firm may resign from its position by depositing at the Company’s legal address a resignation notice, which shall become effective on the date of such deposit or on such later date as may be stipulated in such notice. Such notice shall contain the following statements:

1.  a statement to the effect that there are no circumstances connected with its resignation which it believes should be brought to the notice of the shareholders or creditors of the Company; or

2.  a statement of any such circumstances.

Where a notice is deposited under the preceding sub-paragraph, the Company shall within fourteen (14) days send a copy of the notice to the relevant governing authority. If the notice contains a statement under the preceding two sub-paragraphs, a copy of such statement shall be placed at the Company for shareholders’ inspection. Unless otherwise provided under paragraph 2 of Article 252 of the Company’s Articles of Association, the Company shall also send a copy of such statement by prepaid mail to every shareholder of Overseas-Listed Foreign-Invested Shares at the address registered in the register of shareholders.

Where the accounting firm’s notice of resignation contains a statement of circumstances, the accounting firm may require the Board of Directors to convene an extraordinary general meeting for the purpose of receiving an explanation of the circumstances connected with its resignation.

Article 234 Prior notice shall be given to the accounting firm if the Company decides to remove such accounting firm or not to renew the appointment thereof. Such accounting firm shall be entitled to make representations at the shareholders’ general meeting. Where the accounting firm resigns from its position, it shall make clear to the shareholders in a general meeting whether there has been any impropriety on the part of the Company.

An accounting firm may resign from its position by depositing at the Company’s legal address a resignation notice which shall become effective on the date of such deposit or on such later date as may be stipulated in such notice. Such notice shall contain the following statements:

1.  a statement to the effect that there are no circumstances connected with its resignation which it believes should be brought to the notice of the shareholders or creditors of the Company; or

2.  a statement of any such circumstances.

Where a notice is deposited under the preceding sub-paragraph, the Company shall within fourteen (14) days send a copy of the notice to the relevant governing authority. If the notice contains a statement under the preceding two sub-paragraphs, a copy of such statement shall be placed at the Company for shareholders’ inspection. Unless otherwise provided under paragraph 2 of Article 259 of the Company’s Articles of Association, the Company shall also send a copy of such statement by prepaid mail to every shareholder of Overseas-Listed Foreign-Invested Shares at the address registered in the register of shareholders.

Where the accounting firm’s notice of resignation contains a statement of circumstances, the accounting firm may require the Board of Directors to convene an extraordinary general meeting for the purpose of receiving an explanation of the circumstances connected with its resignation.

APPENDIX II	PROPOSED AMENDMENTS TO THE ARTICLES OF ASSOCIATION

No.	Provisions of the Existing Articles of Association	Provisions of the Revised Articles of Association

74	Chapter 19 The Company’s Relevant Bylaws	Chapter 20 The Company’s Basic Management System

75		Article 241 The Company shall establish a sound system for the protection of the rights and interests of insurance consumers pursuant to the Law of the People’s Republic of China on Protection of Consumer Rights and Interests.

76	Article 236 In the event of the merger or division of the Company, a plan shall be presented by the Company’s Board of Directors and shall be approved in accordance with the procedures stipulated in the Company’s Articles of Association. The Company shall then go through the relevant approval process. A shareholder who objects to the plan of merger or division shall have the right to demand the Company or the shareholders who consent to the plan of merger or division to acquire such dissenting shareholders’ shares at a fair price. The contents of the resolution of merger or division of the Company shall constitute special documents which shall be available for inspection by the shareholders of the Company.	Article 243 In the event of the merger or division of the Company, a plan shall be presented by the Company’s Board of Directors and shall be approved in accordance with the procedures stipulated in the Company’s Articles of Association. The Company shall then go through the relevant approval process. A shareholder who objects to the plan of merger or division shall have the right to demand the Company or the shareholders who consent to the plan of merger or division to acquire such dissenting shareholders’ shares at a fair price. The contents of the resolution of merger or division of the Company shall constitute special documents which shall be available for inspection by the shareholders of the Company.

	Unless otherwise provided by paragraph 2 of Article 252 of the Company’s Articles of Association, the aforesaid documents shall be sent by mail to holders of Overseas-Listed Foreign-Invested Shares to the address registered in the register of shareholders.	Unless otherwise provided by paragraph 2 of Article 259 of the Company’s Articles of Association, the aforesaid documents shall be sent by mail to holders of Overseas-Listed Foreign-Invested Shares to the address registered in the register of shareholders.

77

Article 239 The Company shall, in accordance with law, apply for change in its registration with the company registration authority where a change in any item in its registration arises as a result of any merger or division. Where the Company is dissolved, the Company shall apply for cancellation of its registration in accordance with law. Where a new company is established, the Company shall apply for registration thereof in accordance with law.

Where the Company increases or decreases its registered capital, the procedures for alteration of registration shall be handled at the company registration authority in accordance with law.

Article 246 The Company shall, in accordance with law, apply for change in its registration with the company registration authority where a change in any item in its registration arises as a result of any merger or division. Where the Company is dissolved, the Company shall apply for cancellation of its registration in accordance with law. Where a new company is established, the Company shall apply for registration thereof in accordance with law.

Where the Company increases or decreases its registered capital, the procedures for alteration of registration shall be handled at the company registration authority in accordance with law.

Any merger, division, capital increase and decrease of the Company shall be submitted to the CBIRC for approval.

78	Article 241 If the Company is unable to pay off due debts, with the consent from the competent insurance regulator, the People’s Court will declare the Company insolvent according to law. If the insurance company is declared insolvent, the People’s Court will arrange insurance regulators, relevant authorities and personnel to form a liquidation committee to carry out liquidation.	Article 248 If the Company is unable to pay off due debts, with the consent from the competent insurance regulator, the People’s Court will declare the Company insolvent according to law. If the Company is declared insolvent, the People’s Court will arrange insurance regulators, relevant authorities and personnel to form a liquidation committee to carry out liquidation.

	Where the Company is dissolved or is declared insolvent in accordance with law, the life insurance contracts and reserves held by it shall be transferred to other insurance companies with life insurance business operation. If the Company fails to enter into transfer agreements with other insurance companies, the competent insurance regulator will designate insurance companies with life insurance business operation to receive the life insurance contracts and reserves. In case of any transfer or receipt of the life insurance contracts and reserves mentioned in the preceding paragraph resulting from designation of the competent insurance regulator, the legitimate rights and interests of the insured and beneficiary shall be maintained.	Where the Company is dissolved or is declared insolvent in accordance with law, the life insurance contracts and reserves held by it shall be transferred to other insurance companies with life insurance business operation. If the Company fails to enter into transfer agreements with other insurance companies, the competent insurance regulator will designate insurance companies with life insurance business operation to receive the life insurance contracts and reserves. In case of any transfer or receipt of the life insurance contracts and reserves mentioned in the preceding paragraph resulting from designation of the competent insurance regulator, the legitimate rights and interests of the insured and beneficiary shall be maintained.

APPENDIX II	PROPOSED AMENDMENTS TO THE ARTICLES OF ASSOCIATION

No.	Provisions of the Existing Articles of Association	Provisions of the Revised Articles of Association

79

Article 242 Where the Board of Directors decides to liquidate the Company for any reason other than the Company’s declaration of its own insolvency, the Board shall include in its notice convening a shareholders’ general meeting for such purpose a statement that after making full inquiry into the affairs of the Company, the Board of Directors is of the opinion that the Company will be able to pay its debts in full within twelve (12) months from the commencement of the liquidation.

Upon the passing of the resolution by the shareholders in a general meeting for the liquidation of the Company, all functions and powers of the Board of Directors shall cease.

The liquidation committee shall act in accordance with the instructions of the shareholders’ general meeting to make a report at least once every year to the shareholders’ general meeting on the committee’s income and expenses, the business of the Company and the progress of the liquidation; and to present a final report to the shareholders’ general meeting on completion of the liquidation.

Article 249 Where the Board of Directors decides to liquidate the Company for any reason other than the Company’s declaration of its own insolvency, the Board shall include in its notice convening a shareholders’ general meeting for such purpose a statement that after making full inquiry into the affairs of the Company, the Board of Directors is of the opinion that the Company will be able to pay its debts in full within twelve (12) months from the commencement of the liquidation.

Upon the passing of the resolution by the shareholders in a general meeting for the liquidation of the Company, all functions and powers of the Board of Directors shall cease.

The liquidation committee shall act in accordance with the instructions of the shareholders’ general meeting to make a report at least once every year to the shareholders’ general meeting on the committee’s income and expenses, the business of the Company and the progress of the liquidation; and to present a final report to the shareholders’ general meeting on completion of the liquidation.

The liquidation of the Company shall be supervised and guided by the CBIRC.

80	Chapter 25 Notices, Communications or other Written Materials	Chapter 26 Notices and Public Announcements

81		Chapter 27 Special Matters of Corporate Governance

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Article 264 If the Company has one of the following possible failures in its corporate governance mechanism, it may carry out the internal corrective procedures and apply to the CBIRC for guidance:

(1)   the Board of Directors is not established for over one (1) year;

(2)   conflicts exist among the directors of the Company for a long period of time and cannot be resolved through shareholders’ general meetings;

(3)   the Company fails to convene a shareholders’ general meeting for over one (1) year;

(4)   the proportion of shareholders’ votes fails to reach the proportion specified by law or these Articles of Association, resulting in a failure of passing an effective resolution at the shareholders’ general meeting for over one (1) year;

(5)   proposals for capital increase due to insolvency cannot be passed; or

(6)   the existing governance mechanism of the Company fails to operate normally, resulting in significant difficulties in the operation and management of the Company, and other circumstances as identified by the CBIRC.

In the event that any failure of the corporate governance mechanism described above occurs and such failure cannot be resolved by the internal corrective procedures adopted by the Company, the Company, shareholders individually or jointly holding over one-third of shares of the Company, and more than half of the directors shall have the right to apply to the CBIRC for its supervision and guidance.

APPENDIX II	PROPOSED AMENDMENTS TO THE ARTICLES OF ASSOCIATION

No.	Provisions of the Existing Articles of Association	Provisions of the Revised Articles of Association

83		Article 265 The CBIRC conducts supervision and provides guidance on the failure of the corporate governance mechanism on a case by case basis. If a substantial risk of governance is identified, which has significantly prejudiced or may significantly prejudice the legitimate rights and interests of insurance consumers or the security of insurance funds, shareholders and the Company undertake to accept regulatory measures taken by the CBIRC, such as requesting the Company to increase capital, restricting relevant shareholders’ rights, and transferring the equity interest held in the Company. For circumstances being considered serious, shareholders and the Company undertake to accept the rectification and takeover measures adopted by the CBIRC against the Company.

84		Article 269 The Company shall designate the media recognized by regulatory authorities for the publication of its public announcements and any other information required for disclosure.

85		Article 272 These Articles of Association shall take effect from the date when they are passed by shareholders’ general meeting and approved by the CBIRC.

86		Article 273 In the event of any inconsistency between the relevant laws, regulations, rules, regulatory documents and the requirements of regulatory authorities of the place where the shares of the Company are listed, and these Articles of Association, the relevant laws, regulations, rules, regulatory documents and the requirements of regulatory authorities of the place where the shares of the Company are listed shall prevail.

87		The sequence number of other provisions shall be adjusted accordingly.

APPENDIX III	PROPOSED AMENDMENTS TO THE PROCEDURAL RULES FOR THE SHAREHOLDERS’ GENERAL MEETINGS

No.	Provisions of the Existing Procedural Rules for the Shareholders’ General Meetings	Provisions of the Revised Procedural Rules for the Shareholders’ General Meetings

1	Article 1 In order to regulate the operation of shareholders’ general meetings, ensure the legality of the convening and holding of shareholders’ general meetings and the procedures for adoption of resolutions, improve the efficiency of shareholders for the consideration and discussion of matters at shareholders’ general meetings, and protect the legitimate rights and interests of shareholders, these Rules are formulated in accordance with laws and regulations, such as the Company Law of the People’s Republic of China (the “Company Law”), the Rules for Shareholders’ General Meetings of Listed Companies promulgated by the China Securities Regulatory Commission, as well as the Articles of Association of China Life Insurance Company Limited (the “Company’s Articles of Association”).	Article 1 In order to regulate the operation of shareholders’ general meetings, ensure the legality of the convening and holding of shareholders’ general meetings and the procedures for adoption of resolutions, improve the efficiency of shareholders for the consideration and discussion of matters at shareholders’ general meetings, and protect the legitimate rights and interests of shareholders, these Rules are formulated in accordance with laws and regulations, such as the Company Law of the People’s Republic of China (the “Company Law”), the Rules for Shareholders’ General Meetings of Listed Companies, the Guidelines on the Articles of Association of Insurance Companies, as well as the Articles of Association of China Life Insurance Company Limited (the “Company’s Articles of Association”).

2	Article 5 The shareholders’ general meeting is the organ of authority of the Company and shall exercise the following functions and powers according to law:	Article 5 The shareholders’ general meeting is the organ of authority of the Company and shall exercise the following functions and powers according to law:

(1)   to decide on the Company’s operational policies and investment plans;

(2)   to elect and replace directors who are not employee representatives and to decide on the matters relating to the remuneration of the directors;

(3)   to elect and replace supervisors who are not employee representatives and to decide on the matters relating the remuneration of the supervisors;

(4)   to examine and approve the Board of Directors’ reports;

(5)   to examine and approve the Board of Supervisors’ reports;

(6)   to examine and approve the Company’s proposed annual preliminary and financial budgets;

(7)   to examine and approve the Company’s profit distribution plans and loss recovery plans;

(8)   to decide on the increase or reduction of the Company’s registered capital;

(9)   to decide on the merger, division, dissolution, liquidation or change of the form of the Company;

(10)  to decide on the issuance of debentures by the Company;

(11)  to decide on the appointment, dismissal and non-reappointment of accounting firms of the Company;

(12)  to amend the Company’s Articles of Association;

(1)   to decide on the Company’s operational policies and investment plans;

(2)   to elect and replace directors who are not employee representatives and to decide on the matters relating to the remuneration of the directors;

(3)   to elect and replace supervisors who are not employee representatives and to decide on the matters relating the remuneration of the supervisors;

(4)   to examine and approve the Board of Directors’ reports;

(5)   to examine and approve the Board of Supervisors’ reports;

(6)   to examine and approve the Company’s proposed annual preliminary and financial budgets;

(7)   to examine and approve the Company’s profit distribution plans and loss recovery plans;

(8)   to decide on the increase or reduction of the Company’s registered capital;

(9)   to decide on the merger, division, dissolution, liquidation or change of the form of the Company;

(10)  to decide on the issuance of debentures or other negotiable securities by the Company and the listing of the Company;

(11)  to decide on the appointment, dismissal or non-reappointment of accounting firms of the Company who conduct regular and statutory audit on the Company’s financial reports;

(12)  to amend the Company’s Articles of Association, and to consider the Procedural Rules for the Shareholders’ General Meetings and the Procedural Rules for the Board of Directors’ Meetings and the Board of Supervisors’ Meetings;

APPENDIX III	PROPOSED AMENDMENTS TO THE PROCEDURAL RULES FOR THE SHAREHOLDERS’ GENERAL MEETINGS

No.	Provisions of the Existing Procedural Rules for the Shareholders’ General Meetings	Provisions of the Revised Procedural Rules for the Shareholders’ General Meetings

(13)  to consider motions raised by shareholders who represent 3% or more of the voting shares of the Company;

(14)  to consider and approve matters in relation to guarantees as provided under Article 6 of these Rules;

(15)  to consider the Company’s purchase or sale of material assets within one year, which exceeds 30% of the latest audited total assets of the Company;

(16)  to consider and approve matters in relation to the change of use of the capital raised;

(17)  to consider the equity-based incentive plan; and

(18)  to decide on other matters which, according to laws, administrative regulations, departmental rules or the Company’s Articles of Association, need to be approved by shareholders in general meetings.

The above-mentioned functions and powers of the shareholders’ general meeting shall not be exercised by the Board of Directors, other organizations or individuals through authorization.

(13)  to consider motions raised by shareholders who represent 3% or more of the voting shares of the Company;

(14)  to consider and approve matters in relation to guarantees as provided under Article 6 of these Rules;

(15)  to decide on the acquisition of shares of the Company;

(16)  to consider matters in relation to the Company’s establishment of legal entity, material external investment, acquisition of material assets, disposal and write-off of material assets, and pledge of material assets;

(17)  to consider the Company’s purchase or sale of material assets within one year, which exceeds 30% of the latest audited total assets of the Company;

(18)  to consider and approve matters in relation to the change of use of the capital raised;

(19)  to consider the equity-based incentive plan; and

(20)  to decide on other matters which, according to laws, administrative regulations or the Company’s Articles of Association, need to be approved by shareholders in general meetings.

The above-mentioned functions and powers of the shareholders’ general meeting shall not be exercised by the Board of Directors, other organizations or individuals through authorization.

The legal entity described in sub-paragraph (16) of this Article refers to the domestic or foreign company which is established with the direct investment by the Company and over which the Company exercise control; the “material” investments specified in this Article and these Rules shall: (1) include any investment where any of the applicable assets, consideration, profits, revenue or equity ratio as prescribed by the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited from time to time is over 25%; (2) include any investment where any of the applicable transaction amount ratio and net profit ratio as prescribed by the Rules Governing the Listing of Stocks on the Shanghai Stock Exchange from time to time is over 50% (including but not limited to external investment, acquisition or sale of assets, pledge of assets, write-off of assets, entrusted wealth management, external guarantee, connected transaction, etc.); and (3) exclude the investments otherwise provided by the internal governance documents of the Company.

APPENDIX III	PROPOSED AMENDMENTS TO THE PROCEDURAL RULES FOR THE SHAREHOLDERS’ GENERAL MEETINGS

No.	Provisions of the Existing Procedural Rules for the Shareholders’ General Meetings	Provisions of the Revised Procedural Rules for the Shareholders’ General Meetings

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Article 8 The following matters shall be resolved by an ordinary resolution at a shareholders’ general meeting:

(1)   the work reports of the Board of Directors and the Board of Supervisors;

(2)   the determination of the Company’s operational policies and investment plans;

(3)   the profit distribution plans and loss recovery plans formulated by the Board of Directors;

(4)   the appointment and removal of the directors and supervisors who are not employee representatives, their remuneration and payment method;

(5)   the annual budgets, final accounts, balance sheets, profit and loss accounts, and other financial statements of the Company;

(6)   the annual report of the Company;

(7)   the appointment, removal or non-reappointment of an accounting firm; and

(8)   any matters other than those which are required by laws, administrative regulations, departmental rules or the Company’s Articles of Association and these Rules to be adopted by special resolution.

Article 8 The following matters shall be resolved by an ordinary resolution at a shareholders’ general meeting:

(1)   the operational policies and investment plans of the Company;

(2)   the election and replacement of the directors and supervisors who are not employee representatives, and the determination of the remuneration of the directors and supervisors and its payment method;

(3)   the work reports of the Board of Directors and the Board of Supervisors;

(4)   the profit distribution plans and loss recovery plans formulated by the Board of Directors;

(5)   the appointment or dismissal of accounting firms who conduct regular and statutory audit on the Company’s financial reports;

(6)   the annual budgets, final accounts, balance sheets, profit and loss accounts, and other financial statements of the Company; and

(7)   any matters other than those which are required by laws, administrative regulations, regulatory requirements or the Company’s Articles of Association and these Rules to be adopted by special resolution.

APPENDIX III	PROPOSED AMENDMENTS TO THE PROCEDURAL RULES FOR THE SHAREHOLDERS’ GENERAL MEETINGS

No.	Provisions of the Existing Procedural Rules for the Shareholders’ General Meetings	Provisions of the Revised Procedural Rules for the Shareholders’ General Meetings

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Article 9 The following matters shall be resolved by a special resolution at a shareholders’ general meeting:

(1)   the increase or reduction of share capital and the issue of shares of any class, warrants and other similar securities;

(2)   the issue of debentures of the Company;

(3)   the division, merger, dissolution, liquidation and change of the form of the Company;

(4)   the amendment to the Company’s Articles of Association;

(5)   the Company’s purchase or sale of material assets within one year, which exceeds 30% of the latest audited total assets of the Company;

(6)   any equity-based incentive plan; and

(7)   any other matter stipulated by laws, administrative regulations or the Company’s Articles of Association, and decided by shareholders at shareholders’ general meetings by way of an ordinary resolution, which, in their opinions, might have a material impact on the Company and shall be adopted by a special resolution.

Article 9 The following matters shall be resolved by a special resolution at a shareholders’ general meeting:

(1)   the increase or reduction of share capital, the issue of shares of any class, warrants and other similar securities, and the listing of the Company;

(2)   the issue of debentures of the Company;

(3)   the division, merger, dissolution, liquidation or change of the form of the Company;

(4)   the amendment to the Company’s Articles of Association;

(5)   the acquisition of shares of the Company;

(6)   the matters in relation to the Company’s establishment of legal entity, material external investment, disposal and write-off of material assets, and pledge of material assets;

(7)   the removal of independent directors;

(8)   the Company’s purchase or sale of material assets within one year, which exceeds 30% of the latest audited total assets of the Company;

(9)   any equity-based incentive plan; and

(10)  any other matter stipulated by laws, administrative regulations, regulatory requirements or the Company’s Articles of Association and decided by shareholders at shareholders’ general meetings by way of an ordinary resolution, which, in their opinions, might have a material impact on the Company and shall be adopted by a special resolution.

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Article 14 An independent director shall have the right to propose to the Board of Directors to convene an extraordinary general meeting. With respect to the proposal for convening an extraordinary general meeting by independent directors, the Board of Directors shall, in accordance with laws, administrative regulations, departmental rules, and the Company’s Articles of Association, give a written reply on whether to convene the extraordinary general meeting or not within ten (10) days upon receipt of the proposal.

If the Board of Directors agrees to convene an extraordinary general meeting, it shall send out a notice of the extraordinary general meeting within five (5) days after the resolution of the Board of Directors is made. If the Board of Directors does not agree to convene an extraordinary general meeting, it shall explain the reasons and make an announcement.

Article 14 More than half of and no less than two (2) independent directors shall have the right to propose to the Board of Directors to convene an extraordinary general meeting. With respect to the proposal for convening an extraordinary general meeting by independent directors, the Board of Directors shall, in accordance with laws, administrative regulations, departmental rules and the Company’s Articles of Association, give a written reply on whether to convene the extraordinary general meeting or not within ten (10) days upon receipt of the proposal.

If the Board of Directors agrees to convene an extraordinary general meeting, it shall send out a notice of the extraordinary general meeting within five (5) days after the resolution of the Board of Directors is made. If the Board of Directors does not agree to convene an extraordinary general meeting, independent directors shall report it to the CBIRC and the Board of Directors shall explain the reasons and make an announcement.

APPENDIX III	PROPOSED AMENDMENTS TO THE PROCEDURAL RULES FOR THE SHAREHOLDERS’ GENERAL MEETINGS

No.	Provisions of the Existing Procedural Rules for the Shareholders’ General Meetings	Provisions of the Revised Procedural Rules for the Shareholders’ General Meetings

6	Article 32 Unless otherwise provided by paragraph 2 of Article 252 of the Company’s Articles of Association, the notice of shareholders’ general meetings shall be served on each shareholder (whether or not such shareholder is entitled to vote at the meeting), by personal delivery or prepaid mail to the address of the shareholder as shown in the register of shareholders. For the holders of Domestic-Invested Shares, notice of the meeting may also be issued by way of public announcement.	Article 32 Unless otherwise provided by paragraph 2 of Article 259 of the Company’s Articles of Association, the notice of shareholders’ general meetings shall be served on each shareholder (whether or not such shareholder is entitled to vote at the meeting), by personal delivery or prepaid mail to the address of the shareholder as shown in the register of shareholders. For the holders of Domestic-Invested Shares, notice of the meeting may also be issued by way of public announcement.

	The public announcement referred to in the preceding paragraph shall be published in one (1) or more newspapers designated by the securities authority of the State Council within a period of forty-five (45) to fifty (50) days before the date of the meeting; after the publication of such announcement, all the holders of Domestic-Invested Shares shall be deemed to have received the notice of relevant shareholders’ general meeting.	The public announcement referred to in the preceding paragraph shall be published in one (1) or more newspapers designated by the securities authority of the State Council within a period of forty-five (45) days to fifty (50) days before the date of the meeting; after the publication of such announcement, all the holders of Domestic-Invested Shares shall be deemed to have received the notice of relevant shareholders’ general meeting.

The Company shall submit the meeting notice in writing and by email to the CBIRC ten (10) days before the date of the regular shareholders’ general meeting.

7	Article 38 A venue shall be fixed for a shareholders’ general meeting. The shareholders’ general meeting shall take the form of a physical meeting. The Company shall hold the shareholders’ general meeting at the address of the Company or such venue as specified in the notice of the shareholders’ general meeting. The Company may adopt a safe, economical and convenient network or any other means for its shareholders to conveniently participate in such meetings. Any shareholder participating in the shareholders’ general meeting through the above-mentioned methods shall be deemed to be present at such meeting.	Article 38 A venue shall be fixed for a shareholders’ general meeting. The shareholders’ general meeting shall take the form of a physical meeting. The Company shall hold the shareholders’ general meeting at the address of the Company or such venue as specified in the notice of the shareholders’ general meeting. The Company may adopt a safe, economical and convenient network or any other means for its shareholders to conveniently participate in such meetings. Any shareholder participating in the shareholders’ general meeting through the above-mentioned methods shall be deemed to be present at such meeting.

	A shareholder may attend shareholders’ general meetings in person and exercise his voting right, or may authorize others to attend the meetings on his behalf and to exercise the voting right within the scope of authorization.	A shareholder may attend shareholders’ general meetings in person and exercise his voting right, or may authorize others to attend the meetings on his behalf and to exercise the voting right within the scope of authorization.

No meeting shall be convened by way of communication voting in respect of any proposals which shall be passed by special resolutions on the shareholders’ general meeting.

8	Article 50 In general circumstances, voting on all proposals as a whole shall be made after they are considered by shareholders at a shareholders’ general meeting. Any proposal may also be considered and put to vote by shareholders on an individual basis.	Article 50 In general circumstances, shareholders shall consider all proposals separately and put them to vote on an individual basis, except as otherwise provided by laws and regulations.

APPENDIX III	PROPOSED AMENDMENTS TO THE PROCEDURAL RULES FOR THE SHAREHOLDERS’ GENERAL MEETINGS

No.	Provisions of the Existing Procedural Rules for the Shareholders’ General Meetings	Provisions of the Revised Procedural Rules for the Shareholders’ General Meetings

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Article 57 Shareholders of the affected class, whether or not otherwise having the right to vote at shareholders’ general meetings, shall have the right to vote at class meetings in respect of matters concerning sub-paragraphs (2) to (8), (11) and (12) of Article 56, but interested shareholder(s) shall not be entitled to vote at such class meetings.

“(An) interested shareholder(s)”, as such term is used in the preceding paragraph, means:

(1)   in the case of a repurchase of shares by way of a general offer to all shareholders of the Company or by way of public dealing on a stock exchange, a controlling shareholder within the meaning of Article 56 of the Company’s Articles of Association;

(2)   in the case of a repurchase of shares by an off-market agreement, a holder of the shares to which the proposed agreement relates;

(3)   in the case of a restructuring of the Company, a shareholder who assumes a relatively lower proportion of obligation than the obligations imposed on shareholders of that class under the proposed restructuring or who has an interest in the proposed restructuring different from the general interests of the shareholders of that class.

Article 57 Shareholders of the affected class, whether or not otherwise having the right to vote at shareholders’ general meetings, shall have the right to vote at class meetings in respect of matters concerning sub-paragraphs (2) to (8), (11) and (12) of Article 56, but interested shareholder(s) shall not be entitled to vote at such class meetings.

“(An) interested shareholder(s)”, as such term is used in the preceding paragraph, means:

(1)   in the case of a repurchase of shares by way of a general offer to all shareholders of the Company or by way of public dealing on a stock exchange, a controlling shareholder within the meaning of Article 61 of the Company’s Articles of Association;

(2)   in the case of a repurchase of shares by an off-market agreement, a holder of the shares to which the proposed agreement relates;

(3)   in the case of a restructuring of the Company, a shareholder who assumes a relatively lower proportion of obligation than the obligations imposed on shareholders of that class under the proposed restructuring or who has an interest in the proposed restructuring different from the general interests of the shareholders of that class.

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Article 62 The resolutions of the shareholders’ general meeting shall be announced promptly. Such announcement shall specify the number of shareholders present in person or by proxy at the meeting, the total number of voting shares held or represented by them, the percentage of such voting shares in relation to all the voting shares of the Company, the voting methods, the voting result of each motion, and details of each resolution that are passed at the meeting.

The Company shall calculate the number of the holders of Domestic-Invested Shares and Foreign-Invested Shares attending the meeting and their respective voting results separately and make an announcement in this regard.

Article 62 The resolutions of the shareholders’ general meeting shall be announced promptly. Such announcement shall specify the number of shareholders present in person or by proxy at the meeting, the total number of voting shares held or represented by them, the percentage of such voting shares in relation to all the voting shares of the Company, the voting methods, the voting result of each motion, and details of each resolution that are passed at the meeting.

The Company shall calculate the number of the holders of Domestic-Invested Shares and Foreign-Invested Shares attending the meeting and their respective voting results separately and make an announcement in this regard.

The Company shall report to the CBIRC regarding the voting results within thirty (30) days after the passing of resolutions at the shareholders’ general meeting.

11	Article 67 These Rules shall take effect from the date on which they are passed by shareholders at a shareholders’ general meeting of the Company.	Article 67 These Rules are prepared by the Board of Directors and shall take effect from the date on which they are passed by shareholders at a shareholders’ general meeting of the Company. Any change and amendment to these Rules shall be passed by shareholders at a shareholders’ general meeting by way of an ordinary resolution.

APPENDIX IV	PROPOSED AMENDMENTS TO THE PROCEDURAL RULES FOR THE BOARD OF DIRECTORS’ MEETINGS

No.	Provisions of the Existing Procedural Rules for the Board of Directors’ Meetings	Provisions of the Revised Procedural Rules for the Board of Directors’ Meetings

1	Article 1 In order to improve the corporate governance structure, further clarify the duties and authorities of the Board of Directors, standardize the rules governing the meetings and work procedures of the Board of Directors, and ensure the performance by the Board of Directors of its duties delegated by all shareholders in a practical manner, the Procedural Rules for the Board of Directors’ Meetings (“these Rules”) of China Life Insurance Company Limited (the “Company”) are formulated pursuant to the requirements of the relevant laws, administrative regulations and departmental rules, such as the Company Law of the People’s Republic of China (the “Company Law”), the Securities Law of the People’s Republic of China, the Governance Standards for Listed Companies, the Opinions on Further Promoting Regulation of Operation and In-Depth Reform of Overseas Listed Companies, Certain Opinions on Further Making Information Disclosure Properly by Overseas Listed Companies, the Working Guidelines for the Secretary to the Board of Directors of Overseas Listed Companies and the Operating Guidelines of the Board of Directors of Insurance Companies, as well as the regulatory rules of the place where the Company’s shares are listed and the Articles of Association of China Life Insurance Company Limited (the “Company’s Articles of Association”) after taking into account the actual situation of the Company.	Article 1 In order to improve the corporate governance structure, further clarify the duties and authorities of the Board of Directors, standardize the rules governing the meetings and work procedures of the Board of Directors, and ensure the performance by the Board of Directors of its duties delegated by all shareholders in a practical manner, the Procedural Rules for the Board of Directors’ Meetings (“these Rules”) of China Life Insurance Company Limited (the “Company”) are formulated pursuant to the requirements of the relevant laws, administrative regulations and departmental rules, such as the Company Law of the People’s Republic of China (the “Company Law”), the Securities Law of the People’s Republic of China, the Governance Standards for Listed Companies, the Opinions on Further Promoting Regulation of Operation and In-Depth Reform of Overseas Listed Companies, Certain Opinions on Further Making Information Disclosure Properly by Overseas Listed Companies, the Working Guidelines for the Secretary to the Board of Directors of Overseas Listed Companies, the Operating Guidelines of the Board of Directors of Insurance Companies and the Guidelines on the Articles of Association of Insurance Companies, as well as the regulatory rules of the place where the Company’s shares are listed and the Articles of Association of China Life Insurance Company Limited (the “Company’s Articles of Association”) after taking into account the actual situation of the Company.

2	Article 4 The Board of Directors is the standing decision-making body of the Company, which exercises the decision-making power with respect to the development strategies, corporate governance, business plans, financial controls and personnel management of the Company in accordance with these Rules.	Article 4 The Board of Directors is the standing decision-making body of the Company, which exercises the decision-making power with respect to the development strategies, corporate governance, business plans, financial controls and personnel management of the Company in accordance with these Rules.

The functions and powers of the Board of Directors shall be exercised by the Board of Directors collectively. The statutory functions and powers of the Board of Directors shall not, in principle, be delegated to the Chairman of the Board of Directors, directors or other individuals or entities. If it is necessary to delegate decision-making right on certain matters, such delegation shall be made legally by means approved by resolutions of the Board of Directors. Delegation shall be made on a case by case basis, and no function of the Board of Directors shall be delegated generally or permanently to other entities or individuals.

APPENDIX IV	PROPOSED AMENDMENTS TO THE PROCEDURAL RULES FOR THE BOARD OF DIRECTORS’ MEETINGS

No.	Provisions of the Existing Procedural Rules for the Board of Directors’ Meetings	Provisions of the Revised Procedural Rules for the Board of Directors’ Meetings

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Article 5 The duties and powers of the Board of Directors with respect to development strategies, operation and management of the Company shall include:

(I)   To submit the following matters for approval by the shareholders’ general meetings after being considered and approved by the Board of Directors:

1.  transactions such as “Connected Transactions”, “Material Transactions”, “Major Transactions”, “Very Substantial Disposals”, “Very Substantial Acquisitions” and “Reverse Takeover” required by the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited or the Rules Governing the Listing of Stocks on the Shanghai Stock Exchange to be approved by shareholders;

2.  the increase or reduction of the Company’s registered capital and the repurchase of shares by the Company;

3.  the capital increase by way of new issue of shares and the issue of the Company’s debentures;

4.  the merger, division, liquidation and change of the form of the Company;

5.  amendments to the Company’s Articles of Association; and

6.  the development plan of the Company.

(II)  To consider and approve the following matters by the Board of Directors without submitting to the shareholders’ general meetings for approval:

1.  the annual business plan of the Company;

2.  the asset strategic allocation plan of the Company;

3.  determining risk preference and tolerance, establishing and maintaining the effective risk management and internal control systems;

4.  the establishment and restructuring of the internal management organizations of the Company;

5.  the establishment of professional committees under the Board of Directors, the appointment or dismissal of the Chairman and members of each professional committee;

6.  the basic management system of the Company;

Article 5 The duties and powers of the Board of Directors with respect to development strategies, operation and management of the Company shall include:

(I)   To submit the following matters for approval by the shareholders’ general meetings after being considered and approved by the Board of Directors:

1.  transactions such as “Connected Transactions”, “Material Transactions”, “Major Transactions”, “Very Substantial Disposals”, “Very Substantial Acquisitions” and “Reverse Takeover” required by the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited or the Rules Governing the Listing of Stocks on the Shanghai Stock Exchange to be approved by the shareholders’ general meetings;

2.  the increase or reduction of the Company’s registered capital and the issuance of the Company’s debentures or other negotiable securities and the listing of the Company;

3.  the acquisition of shares of the Company due to the reason described in sub-paragraph (1) or (2) of Article 26 of the Company’s Articles of Association;

4.  the merger, division, dissolution and change of the form of the Company;

5.  amendments to the Company’s Articles of Association; and

6.  the development plan of the Company.

(II)  To consider and approve the following matters by the Board of Directors without submitting to the shareholders’ general meetings for approval:

1.  the overall objective and strategy of the management of assets and liabilities of the Company, and its risk management policy in connection with assets and liabilities management and asset allocation;

2.  deciding on the annual business plan and investment proposals of the Company;

3.  the asset allocation policy of the Company, including the asset strategic allocation plan and the annual allocation plan, and the related adjustment proposals;

4.  matters such as the product development, business planning and comprehensive budget of the Company, which might have a material impact on the assets and liabilities management;

APPENDIX IV	PROPOSED AMENDMENTS TO THE PROCEDURAL RULES FOR THE BOARD OF DIRECTORS’ MEETINGS

No.	Provisions of the Existing Procedural Rules for the Board of Directors’ Meetings	Provisions of the Revised Procedural Rules for the Board of Directors’ Meetings

7. various investment proposals within the authorities of the Board of Directors; and 8. the authorization granted for the investment decisions made by the management of the Company.

5.  determining risk preference and tolerance, establishing and maintaining the effective risk management and internal control systems;

6.  the establishment and restructuring of the internal management organizations of the Company;

7.  the establishment of professional committees under the Board of Directors, the appointment or dismissal of the Chairman and members of each professional committee;

8.  the basic management system of the Company, including the work rules of the professional committees of the Board of Directors;

9.  various investment proposals within the authorities of the Board of Directors;

10.  the authorization granted for the investment decisions made by the management of the Company; and

11.  determining the acquisition of shares of the Company in the circumstance described in sub-paragraph (3), (5) or (6) of Article 26 of the Company’s Articles of Association pursuant to the Company’s Articles of Association or the authorization given by a shareholders’ general meeting.

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Article 6 The duties and powers of the Board of Directors with respect to financial control shall include:

(I)   To submit the following matters for approval by the shareholders’ general meetings after being considered and approved by the Board of Directors:

1.  the profit distribution policy, profit distribution or loss recovery plan of the Company;

2.  when disposing of fixed assets, the Board of Directors shall formulate the proposal for disposal of fixed assets if the sum of the expected value of the fixed assets proposed to be disposed of and the value derived from the disposal of fixed assets within 4 months before the proposed disposal exceeds 33% of the value of fixed assets as shown on the latest balance sheet being considered and approved by the shareholders’ general meeting; and

3.  the appointment, dismissal or non-reappointment of accounting firms of the Company which conducts external audit for the Company.

Article 6 The duties and powers of the Board of Directors with respect to financial control shall include:

(I)   To submit the following matters for approval by the shareholders’ general meetings after being considered and approved by the Board of Directors:

1.  the profit distribution policy, profit distribution or loss recovery plan of the Company;

2.  when disposing of fixed assets, the Board of Directors shall formulate the proposal for disposal of fixed assets if the sum of the expected value of the fixed assets proposed to be disposed of and the value derived from the disposal of fixed assets within 4 months before the proposed disposal exceeds 33% of the value of fixed assets as shown on the latest balance sheet being considered and approved by the shareholders’ general meeting; and

3.  the appointment, dismissal or non-reappointment of accounting firms of the Company which conducts external audit for the Company.

APPENDIX IV	PROPOSED AMENDMENTS TO THE PROCEDURAL RULES FOR THE BOARD OF DIRECTORS’ MEETINGS

No.	Provisions of the Existing Procedural Rules for the Board of Directors’ Meetings	Provisions of the Revised Procedural Rules for the Board of Directors’ Meetings

(II)  To consider and approve the following matters by the Board of Directors without submitting to the shareholders’ general meetings for approval:

1.  the work plan for the audit of the Company;

2.  the annual investment and financing plan within the scope of the annual financial budget as approved by the shareholders’ general meeting;

3.  when disposing of fixed assets, the Board of Directors shall decide the proposal for disposal of fixed assets if the sum of the expected value of the fixed assets proposed to be disposed of and the value derived from the disposal of fixed assets within 4 months before the proposed disposal does not exceed 33% of the value of fixed assets as shown on the latest balance sheet being considered and approved by the shareholders’ general meeting;

4.  with the approval of over two-thirds of all directors, the Board of Directors may exercise the following powers in accordance with law:

(1)   a single equity investment, the amount of which is less than 10% of the Company’s latest audited net asset value;

(2)   a single financial loan, the amount of which is less than 10% of the Company’s latest audited net asset value and the debt asset ratio of the Company is below 70% after financing;

(3)   the mortgage or pledge of assets, the cumulative outstanding amount of which is less than 30% of the Company’s latest audited total assets;

(4)   the restrictions set out in (1) to (3) above (including the ratios) do not cover business activities such as investments, borrowings, and mortgage and pledge of assets with the purpose of utilizing insurance funds. If the above matters involve the disposal of assets (including acquisition, disposal and swap) or connected transactions, the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited shall apply.

(II)  To consider and approve the following matters by the Board of Directors without submitting to the shareholders’ general meetings for approval:

1.  the work plan for the audit of the Company;

2.  the annual investment and financing plan within the scope of the annual financial budget as approved by the shareholders’ general meeting;

3.  when disposing of fixed assets, the Board of Directors shall decide the proposal for disposal of fixed assets if the sum of the expected value of the fixed assets proposed to be disposed of and the value derived from the disposal of fixed assets within 4 months before the proposed disposal does not exceed 33% of the value of fixed assets as shown on the latest balance sheet being considered and approved by the shareholders’ general meeting;

4.  with the approval of over two-thirds of all directors, the Board of Directors may exercise the following powers in accordance with law:

(1)   a single equity investment, the amount of which is less than 10% of the Company’s latest audited net asset value;

(2)   a single financial loan, the amount of which is less than 10% of the Company’s latest audited net asset value and the debt asset ratio of the Company is below 70% after financing;

(3)   the mortgage or pledge of assets, the cumulative outstanding amount of which is less than 30% of the Company’s latest audited total assets;

(4)   the restrictions set out in (1) to (3) above (including the ratios) do not cover business activities such as investments, borrowings, and mortgage and pledge of assets with the purpose of utilizing insurance funds. If the above matters involve the disposal of assets (including acquisition, disposal and swap) or connected transactions, the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited shall apply.

APPENDIX IV	PROPOSED AMENDMENTS TO THE PROCEDURAL RULES FOR THE BOARD OF DIRECTORS’ MEETINGS

No.	Provisions of the Existing Procedural Rules for the Board of Directors’ Meetings	Provisions of the Revised Procedural Rules for the Board of Directors’ Meetings

5.  A single sponsorship or donation to social charities and other communities activities with an amount of no more than RMB10 million (a single sponsorship or donation to social charities and other communities activities with an amount of no more than RMB2 million may be decided by the management);

6.  the Company’s investment strategies;

7.  the accounting policy and method of the Company; and 8. the Company’s financial information and disclosures.

5.  A single sponsorship or donation to social charities and other communities activities with an amount of no more than RMB10 million (a single sponsorship or donation to social charities and other communities activities with an amount of no more than RMB6 million may be decided by the management);

6.  the Company’s investment strategies;

7.  the accounting policy and method of the Company; and

8.  the Company’s financial information and disclosures.

5	Article 7 The duties and powers of the Board of Directors with respect to the personnel management of senior officers shall include:	Article 7 The duties and powers of the Board of Directors with respect to the personnel management of senior officers shall include:

	(I) To submit the following matters for approval by the shareholders’ general meetings after being considered and approved by the Board of Directors:	(I) To submit the following matters for approval by the shareholders’ general meetings after being considered and approved by the Board of Directors:

	1. the criteria for the directors’ remunerations; and	1. the criteria for the directors’ remunerations; and

	2. the election and replacement of directors who are not employee representatives.	2. the election and replacement of directors who are not employee representatives.

	(II) To consider and approve the following matters by the Board of Directors without submitting to the shareholders’ general meetings for approval:	(II) To consider and approve the following matters by the Board of Directors without submitting to the shareholders’ general meetings for approval:

	1. the strategies and planning of the Company’s human resources development;	1. the strategies and planning of the Company’s human resources development;

	2. the determination of the primary job duties and authorities of the president, the chief financial officer and the secretary to the Board of Directors;	2. the determination of the primary job duties and authorities of the president, the chief financial officer and the secretary to the Board of Directors;

3.  the appointment or removal of the Company’s president or the secretary to the Board of Directors, and the appointment or removal of the Company’s vice president(s) and other senior officers determined by the Board of Directors (excluding the secretary to the Board of Directors) based on the nomination of the president;

3.  the appointment or removal of the Company’s president or the secretary to the Board of Directors, and the appointment or removal of the Company’s vice president(s) and other senior officers determined by the Board of Directors (excluding the secretary to the Board of Directors) based on the nomination of the president;

APPENDIX IV	PROPOSED AMENDMENTS TO THE PROCEDURAL RULES FOR THE BOARD OF DIRECTORS’ MEETINGS

No.	Provisions of the Existing Procedural Rules for the Board of Directors’ Meetings	Provisions of the Revised Procedural Rules for the Board of Directors’ Meetings

4.  the determination of the remuneration and allowances of the Company’s senior officers;

5.  the assessment of the president’s work performance;

6.  the approval or appointment of shareholder representatives of subsidiaries, and the recommendation of any candidates for directors, supervisors or the chief financial officer to subsidiaries in accordance with the provisions of the articles of association or agreements of the subsidiaries; and

7.  the approval of employee retirement or pension schemes and other employee benefit schemes.

4.  the determination of the remuneration, allowances, reward and punishment of the Company’s senior officers;

5.  the assessment of the president’s work performance;

6.  the approval or appointment of shareholder representatives of subsidiaries, and the recommendation of any candidates for directors, supervisors or the chief financial officer to subsidiaries in accordance with the provisions of the articles of association or agreements of the subsidiaries; and

7.  the approval of employee retirement or pension schemes and other employee benefit schemes.

The “subsidiaries” described in sub-paragraph 6 above shall mean other entities whose board of directors or more than half of the voting rights are controlled by the Company or more than half of the issued share capital are held by the Company, or which are recognized as subsidiaries by the regulatory rules of the places where the Company is listed.

6	Article 11 The Board of Directors of the Company shall comprise twelve (12) directors, including one (1) Chairman, and may also have one (1) Vice Chairman. The Board of Directors shall have at least one (1) non-executive director, and at least one-third of members of the Board of Directors shall be independent directors.	Article 11 The Board of Directors of the Company shall comprise twelve (12) directors, including one (1) Chairman, and may also have one (1) Vice Chairman. Of the twelve (12) directors, four (4) shall be executive directors, four (4) shall be non-executive directors and four (4) shall be independent directors. The Board of Directors shall have at least one (1) non-executive director, and at least one-third of members of the Board of Directors shall be independent directors.

APPENDIX IV	PROPOSED AMENDMENTS TO THE PROCEDURAL RULES FOR THE BOARD OF DIRECTORS’ MEETINGS

No.	Provisions of the Existing Procedural Rules for the Board of Directors’ Meetings	Provisions of the Revised Procedural Rules for the Board of Directors’ Meetings

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Article 13 Directors who are not employee representatives shall be elected at the shareholders’ general meeting, and employee representative directors shall be elected at the employee representative conference by the Company’s employees or by other democratic means. A director’s term shall be three (3) years and is renewable by re-election upon expiry of the term.

A director’s term shall commence from the date when the resolution of the shareholders’ general meeting is adopted and end upon expiry of the term of current session of the Board of Directors. After expiry of a director’s term of office but before a new director is elected and takes office, the retiring director shall continue to perform his duties as a director pursuant to laws, administrative regulations, departmental rules and these Articles of Association.

The president, vice president and other senior officers may concurrently serve as directors, provided that the total number of directors who concurrently serve as the president, vice president, other senior officers and the total number of directors who are served by employee representatives shall not exceed half of the total number of directors of the Company.

A written notice of the intention to nominate a person for election as a director and a written notice by that person of his willingness to be nominated shall be delivered to the Company seven (7) days before the date of the shareholders’ general meeting.

The Company shall disclose detailed information relating to the candidates for directors prior to the convocation of shareholders’ general meeting to ensure that shareholders have sufficient understanding of such candidates at the time of voting.

After being elected, a director shall sign and submit the Declaration and Undertaking with regard to Directors in accordance with the requirements of the stock exchange on which the shares of the Company are listed. An independent director shall also enter into a contract of appointment with the Company.

Article 13 Directors who are not employee representatives shall be elected at the shareholders’ general meeting, and employee representative directors shall be elected at the employee representative conference by the Company’s employees or by other democratic means. A director’s term shall be three (3) years and is renewable by re-election upon expiry of the term.

A director’s term shall commence from the date when the resolution of the shareholders’ general meeting is adopted and the qualification of such director is approved by the CBIRC and end upon expiry of the term of current session of the Board of Directors. After expiry of a director’s term of office but before a new director is elected and takes office, the retiring director shall continue to perform his duties as a director pursuant to laws, administrative regulations, departmental rules and the Company’s Articles of Association.

The president, vice president and other senior officers may concurrently serve as directors, provided that the total number of directors who concurrently serve as the president, vice president, other senior officers and the total number of directors who are served by employee representatives shall not exceed half of the total number of directors of the Company.

A written notice of the intention to nominate a person for election as a director and a written notice by that person of his willingness to be nominated shall be delivered to the Company seven (7) days before the date of the shareholders’ general meeting.

The Company shall disclose detailed information relating to the candidates for directors prior to the convocation of shareholders’ general meeting to ensure that shareholders have sufficient understanding of such candidates at the time of voting.

After being elected, a director shall sign and submit the Declaration and Undertaking with regard to Directors in accordance with the requirements of the stock exchange on which the shares of the Company are listed. An independent director shall also enter into a contract of appointment with the Company.

If the directors fail to meet the qualifications or conditions as specified by laws, regulations and regulatory requirements during their term of office, the Company shall dismiss them from their positions.

APPENDIX IV	PROPOSED AMENDMENTS TO THE PROCEDURAL RULES FOR THE BOARD OF DIRECTORS’ MEETINGS

No.	Provisions of the Existing Procedural Rules for the Board of Directors’ Meetings	Provisions of the Revised Procedural Rules for the Board of Directors’ Meetings

8	Article 14 Three months prior to the expiry of the term of the Board of Directors, the secretary to the Board of Directors shall notify all directors in writing and the Chairman of the Board of Directors shall activate the procedures to elect a new Board of Directors. The secretary to the Board of Directors shall deliver to the shareholders entitled to nominate directors or other nominators a written notice, containing a list of the existing members of the Board of Directors, the commencement and expiry dates of the term of the current Board of Directors, nomination rules and deadline, etc.	Article 14 Three months prior to the expiry of the term of the Board of Directors, the secretary to the Board of Directors shall notify all directors in writing and the Chairman of the Board of Directors shall activate the procedures to elect a new Board of Directors. The secretary to the Board of Directors shall deliver to the shareholders entitled to nominate directors or other nominators a written notice, containing a list of the existing members of the Board of Directors, the commencement and expiry dates of the term of the current Board of Directors, nomination rules and deadline, etc.

	The Company’s current Board of Directors or any shareholder(s) individually or jointly holding more than 3% of the issued shares of the Company shall have the right to nominate candidates for directors who are not employee representatives (excluding independent directors).	The Company’s current Board of Directors or any shareholder(s) individually or jointly holding more than 3% of the issued shares of the Company shall have the right to nominate candidates for directors who are not employee representatives (excluding independent directors).

	The Company’s current Board of Directors, Board of Supervisors, nomination and remuneration committee of the Board of Directors or any shareholder(s) individually or jointly holding more than 3% of the issued shares of the Company shall have the right to nominate candidates for independent directors, provided that each such shareholder may nominate only one (1) candidate for independent director.	The Company’s Board of Directors, nomination and remuneration committee of the Board of Directors, Board of Supervisors or any shareholder(s) individually or jointly holding more than 3% of the issued shares of the Company shall have the right to nominate candidates for independent directors, who shall be subject to the election of the shareholders’ general meeting.

9	Article 21 Upon resignation or expiry of the term of office of a director, the duties owed by such director to the Company and shareholders shall not be released before his resignation report becomes effective or within a reasonable period of time after it becomes effective, or within a reasonable period of time after the expiry of his term of office. His obligation to keep the trade secrets of the Company in confidence shall remain effective after the expiry of his term of office until such trade secrets become public information. The duration of other obligations shall be determined based on the principle of fairness, depending on the specific circumstances such as the length of time between the occurrence of the event and the departure of such director and his relationship with the Company.	Article 21 Upon resignation or expiry of the term of office of a director, the duties owed by such director to the Company and shareholders shall not be released before his resignation report becomes effective or within five (5) years after it becomes effective, or within five (5) years after the expiry of his term of office. His obligation to keep the trade secrets of the Company in confidence shall remain effective after the expiry of his term of office until such trade secrets become public information. The duration of other obligations shall be determined based on the principle of fairness, depending on the specific circumstances such as the length of time between the occurrence of the event and the departure of such director and his relationship with the Company.

	Any director whose term of office has not expired shall be liable for making compensation for any loss suffered by the Company in connection with his departure from office without permission of the Company.	Any director whose term of office has not expired shall be liable for making compensation for any loss suffered by the Company in connection with his departure from office without permission of the Company.

APPENDIX IV	PROPOSED AMENDMENTS TO THE PROCEDURAL RULES FOR THE BOARD OF DIRECTORS’ MEETINGS

No.	Provisions of the Existing Procedural Rules for the Board of Directors’ Meetings	Provisions of the Revised Procedural Rules for the Board of Directors’ Meetings

10	Article 30 Independent directors of the Company must meet the requirements of the relevant laws, the applicable standards and the general conditions of qualifications for directors as stipulated by these Rules. In order to ensure their independence, any of the following persons shall not serve as an independent director of the Company:	Article 30 Independent directors of the Company must meet the requirements of the relevant laws, the applicable standards and the general conditions of qualifications for directors as stipulated by these Rules. In order to ensure their independence, any of the following persons shall not serve as an independent director of the Company:

(1)   a person who has worked in an entity holding more than 5% of shares of the Company or in any of the top ten (10) shareholders of the Company in the past three (3) years, and such person’s close relatives;

(2)   a person who has worked in the Company or any enterprises actually controlled by the Company in the past three (3) years, and such person’s close relatives;

(3)   a person who has provided the Company with legal, audit, actuarial or management consulting services in the past one (1) year;

(4)   a person serving as a partner, controlling shareholder or senior officer of any banking, legal, consulting, or audit institutions which have business relationship with the Company;

(5)   a person working at any other insurance company that operates any principal business similar to that of the Company; or

(6)   other person whose independent judgment, in the opinion of regulatory authorities, may be compromised.

(1)   a person who has worked in an entity holding more than 5% of shares of the Company or in any of the top ten (10) shareholders of the Company in the past three (3) years, and such person’s close relatives;

(2)   a person who has worked in the Company or any enterprises actually controlled by the Company in the past three (3) years, and such person’s close relatives;

(3)   a person who has provided the Company with legal, audit, actuarial or management consulting services in the past two (2) years;

(4)   a person serving as a partner, controlling shareholder or senior officer of any banking, legal, consulting, or audit institutions which have business relationship with the Company in the past two (2) years;

(5)   a person working at any other insurance company that operates any principal business similar to that of the Company; or

(6)   other person whose independent judgment, in the opinion of regulatory authorities, may be compromised.

11	Article 31 In addition to the general requirements concerning directors, the nomination, election and removal of independent directors shall comply with the following requirements:	Article 31 In addition to the general requirements concerning directors, the nomination, election and removal of independent directors shall comply with the following requirements:

(1)   the person nominating the candidate for independent director shall fully understand the occupation, academic qualification, title and detailed working experience including all part-time jobs of the candidate and give opinions on his qualification and independence to act an independent director. The candidate for independent director shall make a public declaration as to the absence of any relationship between the Company and him which may prejudice his independent and objective judgment.

(1)   the person nominating the candidate for independent director shall fully understand the occupation, academic qualification, title and detailed working experience including all part-time jobs of the candidate and give opinions on his qualification and independence to act an independent director. The candidate for independent director shall make a public declaration as to the absence of any relationship between the Company and him which may prejudice his independent and objective judgment.

	The Board of Directors shall announce the above as required before the shareholders’ general meeting for the election of independent directors is convened.	The Board of Directors shall announce the above as required before the shareholders’ general meeting for the election of independent directors is convened.

APPENDIX IV	PROPOSED AMENDMENTS TO THE PROCEDURAL RULES FOR THE BOARD OF DIRECTORS’ MEETINGS

No.	Provisions of the Existing Procedural Rules for the Board of Directors’ Meetings	Provisions of the Revised Procedural Rules for the Board of Directors’ Meetings

(2)   before the shareholders’ general meeting for the election of independent directors is convened, the Company shall submit the relevant information of all candidates simultaneously to the CSRC, the regulatory authorities and the stock exchanges where the Company is listed. Written opinions of the Board of Directors shall also be submitted if the Board of Directors has any dispute as to the particulars of the candidates.

     If the regulatory authorities have any dispute as to the nomination of any candidate, such candidate may not be elected as an independent director.

     In convening a general meeting to elect independent directors, the Board of Directors shall specify if the regulatory authorities have any dispute as to the candidates for independent directors.

(3)   The term of office of independent directors is the same as that of other directors of the Company, and is renewable upon re-election, provided that independent directors shall not serve for more than six (6) consecutive years.

(4)   If an independent director fails to attend three (3) consecutive meetings of the Board of Directors in person, he shall be deemed as being unable to perform his duty as an independent director and the Board of Directors shall propose to the shareholders’ general meeting for removal.

     Unless in the above circumstances and in circumstances as specified by the relevant regulatory authorities where a person is prohibited from acting as an independent director, no independent director shall be removed before his term of office expires without cause. In case of early removal, the Company shall disclose it as a special matter. If the removed independent director considers that he is removed by the Company improperly, he may make a public declaration.

     The removal of any independent director shall be decided by the shareholders’ general meeting. The Company shall notify the independent director in writing of the cause of removal and his rights in this regard at least fifteen (15) days prior to the convening of the shareholders’ general meeting.

     The resolution by the shareholders’ general meeting to remove any independent director shall require more than two-thirds of the voting rights of the shareholders attending the shareholders’ general meeting. The independent director shall have the right to defend himself and make representations prior to the voting.

(2)   before the shareholders’ general meeting for the election of independent directors is convened, the Company shall submit the relevant information of all candidates simultaneously to the CSRC, the regulatory authorities and the stock exchanges where the Company is listed. Written opinions of the Board of Directors shall also be submitted if the Board of Directors has any dispute as to the particulars of the candidates.

     If the regulatory authorities have any dispute as to the nomination of any candidate, such candidate may not be elected as an independent director.

     In convening a general meeting to elect independent directors, the Board of Directors shall specify if the regulatory authorities have any dispute as to the candidates for independent directors.

(3)   The term of office of independent directors is the same as that of other directors of the Company, and is renewable upon re-election, provided that independent directors shall not serve for more than six (6) consecutive years.

(4)   If an independent director fails to attend three (3) consecutive meetings of the Board of Directors in person, he shall be deemed as being unable to perform his duty as an independent director and the Board of Directors shall propose to the shareholders’ general meeting for removal. Where an independent director fails to attend two (2) meetings of the Board of Directors in person within one year, the Company shall issue to him a written reminder. Where an independent director is given two (2) reminders within a term of office, he shall not be re-elected.

     Unless in the above circumstances and in circumstances as specified by the relevant regulatory authorities where a person is prohibited from acting as an independent director, no independent director shall be removed before his term of office expires without cause. In case of early removal, the Company shall disclose it as a special matter. If the removed independent director considers that he is removed by the Company improperly, he may make a public declaration.

     The removal of any independent director shall be decided by the shareholders’ general meeting. The Company shall notify the independent director in writing of the cause of removal and his rights in this regard at least fifteen (15) days prior to the convening of the shareholders’ general meeting.

     The resolution by the shareholders’ general meeting to remove any independent director shall require more than two-thirds of the voting rights of the shareholders attending the shareholders’ general meeting. The independent director shall have the right to defend himself and make representations prior to the voting.

APPENDIX IV	PROPOSED AMENDMENTS TO THE PROCEDURAL RULES FOR THE BOARD OF DIRECTORS’ MEETINGS

No.	Provisions of the Existing Procedural Rules for the Board of Directors’ Meetings	Provisions of the Revised Procedural Rules for the Board of Directors’ Meetings

(5)   An independent director may resign before his term of office expires. An independent director shall tender his resignation to the Board of Directors in writing and specify any matter which is related to his resignation or which he considers necessary to bring to the attention of the Company’s shareholders and creditors.

If the resignation of an independent director causes the number of independent directors to fall below the requirements specified in the relevant regulatory rules or the Company’s Articles of Association, before any newly elected independent director takes office, the departing independent director shall continue to perform his duties pursuant to the provisions of applicable laws, administrative regulations, the Company’s Articles of Association and these Rules. The Board of Directors shall convene a shareholders’ general meeting to elect a new independent director within two (2) months, failing which the independent director may cease to perform his duties.

(5)   An independent director may resign before his term of office expires. An independent director shall tender his resignation to the Board of Directors in writing and specify any matter which is related to his resignation or which he considers necessary to bring to the attention of the Company’s shareholders and creditors.

If the resignation of an independent director causes the number of independent directors to fall below the requirements specified in the relevant regulatory rules or the Company’s Articles of Association, before any newly elected independent director takes office, the departing independent director shall continue to perform his duties pursuant to the provisions of applicable laws, administrative regulations, the Company’s Articles of Association and these Rules. The Board of Directors shall convene a shareholders’ general meeting to elect a new independent director within two (2) months, failing which the independent director may cease to perform his duties.

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Article 32 In accordance with the listing rules, independent directors shall perform the following duties and obligations:

(1)   to submit an annual confirmation of his independence to the Company;

(2)   to form a committee of independent directors or a nomination and remuneration committee to review service contracts of directors;

(3)   to conduct annual review on continuing connected transactions;

(4)   to seek advice regarding specific connected transactions; and

(5)   to comply with various requirements of the listing rules.

Article 32 In addition to the powers and functions granted to directors by the Company Law and other applicable laws, regulations, regulatory requirements and the Company’s Articles of Association, an independent director shall also have the following powers and functions:

(1)   to review the fairness of material connected transactions of the Company (defined according to the standards issued by regulatory authority of the place where the Company is listed from time to time), implementation of internal audit procedures and impacts on the interests of the insured. Opinions shall be provided by independent directors in writing on any problems found in the connected transactions reviewed. In addition to the circumstances where an independent financial advisor must be engaged to issue a report pursuant to the listing rules of the place where the Company is listed, if more than two independent directors deem necessary, they may engage an intermediary to provide independent financial advisor report as the basis of their opinions;

(2) to propose to the Board to convene an extraordinary general meeting by more than half of but no less than two (2) independent directors;

(3) to propose to convene a meeting of the Board of Directors by more than two (2) independent directors;

(4) to independently engage external auditing firms and consultancy firms; and

APPENDIX IV	PROPOSED AMENDMENTS TO THE PROCEDURAL RULES FOR THE BOARD OF DIRECTORS’ MEETINGS

No.	Provisions of the Existing Procedural Rules for the Board of Directors’ Meetings	Provisions of the Revised Procedural Rules for the Board of Directors’ Meetings

(5)   other powers and functions as specified by laws, regulations, regulatory requirements and the Company’s Articles of Association.

Independent directors shall provide independent opinions on the matters discussed at shareholders’ general meetings and meetings of the Board of Directors in an objective and fair manner. In particular, they shall give their opinions to the Board of Directors or the shareholders’ general meeting on the following matters:

(1)   material connected transactions;

(2)   nomination, appointment and dismissal of directors and appointment and dismissal of senior officers of the Company;

(3)   remunerations of directors and senior officers of the Company;

(4)   profit distribution plan;

(5)   any material transaction such as investment, lease, purchase and sale of assets and guarantee not provided in business plan;

(6)   other matters that may have material effects on the interests of the Company, the insured and minority shareholders; and

(7)   other matters as specified by laws, regulations, regulatory requirements or the Company’s Articles of Association;

An independent director shall give any of the following opinions regarding the above matters: consent; reservation and the reason; objection and the reason; unable to give opinion and the reason.

Where independent directors abstain or vote against the above matters, or consider that there are obstacles in expressing their opinions, they shall give written opinions to the Company and report to the CBIRC.

Where relevant matters are required to be disclosed, the Company shall announce the opinions of the independent directors. If the independent directors fail to agree on a particular matter, the Board of Directors shall disclose the opinion of each independent director.

APPENDIX IV	PROPOSED AMENDMENTS TO THE PROCEDURAL RULES FOR THE BOARD OF DIRECTORS’ MEETINGS

No.	Provisions of the Existing Procedural Rules for the Board of Directors’ Meetings	Provisions of the Revised Procedural Rules for the Board of Directors’ Meetings

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Article 36 The Chairman of the Board of Directors is the legal representative of the Company and shall exercise the following duties and powers:

(1)   to preside over the shareholders’ general meetings;

(2)   to arrange the chairman of each special committee under the Board of Directors, or in the absence of the chairman, a member of such committee to attend the annual general meeting and address any enquiries;

(3)   to convene and preside over the meetings of the Board of Directors, to coordinate the work of each special committee under the Board of Directors and to lead the day-to-day operations of the Board of Directors;

(4)   to examine the implementation of resolutions passed by the Board of Directors;

(5)   to sign the securities certificates issued by the Company;

(6)   to convene a communication meeting with non-executive directors and independent directors at least once a year;

(7)   to sign other important documents of the Company and to authorize other directors in writing to sign the same;

(8)   to consider and approve each cost items in the specific fees incurred by the Board of Directors;

(9)   to issue the letter of appointment and removal and the engagement letter for any legal advisers, special advisers and the senior management officers to be appointed and removed by the Board of Directors in accordance with the resolutions passed by the Board of Directors;

(10)  to ensure an effective communication between the Board of Directors and shareholders; and

(11)  to exercise other duties and powers prescribed by the Company’s Articles of Association or conferred by the shareholders’ general meetings or the Board of Directors.

Article 36 The Chairman of the Board of Directors is the legal representative of the Company and shall exercise the following duties and powers:

(1)   to preside over the shareholders’ general meetings;

(2)   to arrange the chairman of each special committee under the Board of Directors, or in the absence of the chairman, a member of such committee to attend the annual general meeting and address any enquiries;

(3)   to convene and preside over the meetings of the Board of Directors, to coordinate the work of each special committee under the Board of Directors and to lead the day-to-day operations of the Board of Directors;

(4)   to examine the implementation of resolutions passed by the Board of Directors;

(5)   to sign the securities certificates issued by the Company;

(6)   to convene a communication meeting with independent directors at least once a year;

(7)   to sign other important documents of the Company and to authorize other directors in writing to sign the same;

(8)   to consider and approve each cost items in the specific fees incurred by the Board of Directors;

(9)   to issue the letter of appointment and removal and the engagement letter for any legal advisers, special advisers and the senior management officers to be appointed and removed by the Board of Directors in accordance with the resolutions passed by the Board of Directors;

(10)  to ensure an effective communication between the Board of Directors and shareholders; and

(11)  to exercise other duties and powers prescribed by the Company’s Articles of Association or conferred by the shareholders’ general meetings or the Board of Directors.

14	Article 37 When the Chairman of the Board of Directors is unable to perform his duties, he may appoint the Vice Chairman or an executive director to perform his duties.

Article 37 When the Chairman of the Board of Directors is unable to perform or does not perform his duties, the duties shall be performed by the Vice Chairman. When the Vice Chairman is unable to perform or does not perform his duties, a director jointly elected by more than half of the directors shall perform his duties.

In the event that the Chairman of the Board of Directors is unable to perform or does not perform his duties, which affects the normal operation of the Company, the Board of Directors of the Company shall re-elect the Chairman of the Board of Directors pursuant to the requirements of the Company’s Articles of Association.

APPENDIX IV	PROPOSED AMENDMENTS TO THE PROCEDURAL RULES FOR THE BOARD OF DIRECTORS’ MEETINGS

No.	Provisions of the Existing Procedural Rules for the Board of Directors’ Meetings	Provisions of the Revised Procedural Rules for the Board of Directors’ Meetings

15	Article 39 The Company’s Board of Directors shall have four (4) special committees, namely, the audit committee, the risk management committee, the nomination and remuneration committee and the strategy and investment decision committee. Such special committees shall study specific issues, convene special meetings on a regular or ad hoc basis, communicate with the management, give advice and recommendations to the Board of Directors for its decision-making and reference, and deal with the relevant issues as authorized or delegated by the Board of Directors. The appointment and dismissal of members of the special committees shall be made by the Board of Directors.	Article 39 The Company’s Board of Directors shall have four (4) special committees, namely, the audit committee, the risk management committee, the nomination and remuneration committee and the strategy and assets and liabilities management committee. Such special committees shall study specific issues, convene special meetings on a regular or ad hoc basis, communicate with the management, give advice and recommendations to the Board of Directors for its decision-making and reference, and deal with the relevant issues as authorized or delegated by the Board of Directors. The appointment and dismissal of members of the special committees shall be made by the Board of Directors.

16	Article 40 All special committees of the Board of Directors shall consist of directors. In particular, the nomination and remuneration committee shall have a majority of independent directors. The audit committee shall comprise a minimum of three (3) members, all of whom shall be independent directors, and at least one (1) independent director shall have the appropriate professional qualifications or accounting or related financial management experience. Members of the audit committee must meet the requirements of the US Securities Exchange Act of 1934 with respect to the independence of directors. The Chairman of the risk management committee shall be assumed by a director with experience in risk management.	Article 40 All special committees of the Board of Directors shall consist of directors. In particular, the nomination and remuneration committee shall have a majority of independent directors. The audit committee shall comprise a minimum of three (3) members, all of whom shall be independent directors, and at least one (1) independent director shall have the appropriate professional qualifications or accounting or related financial management experience. Members of the audit committee must meet the requirements of the US Securities Exchange Act of 1934 with respect to the independence of directors. The Chairman of the risk management committee shall be assumed by a director with experience in risk management. The Chairman of the strategy and assets and liabilities management committee shall be assumed by a director with experience in assets and liabilities management.

APPENDIX IV	PROPOSED AMENDMENTS TO THE PROCEDURAL RULES FOR THE BOARD OF DIRECTORS’ MEETINGS

No.	Provisions of the Existing Procedural Rules for the Board of Directors’ Meetings	Provisions of the Revised Procedural Rules for the Board of Directors’ Meetings

17

Article 44 The strategy and investment decision committee shall consist of three (3) to seven (7) directors, and its primary duties shall be as follows:

(1)   studying and formulating long term development strategies and long- and medium-term development outlines of the Company, and making recommendations to the Board of Directors;

(2)   studying the management system, form of management, investment decision procedures and authorization mechanism with respect to the use of insurance funds, as well as any other relevant systems required to be approved by the Board of Directors, and making recommendations to the Board of Directors;

(3)   studying the Company’s asset strategic allocation plan, annual investment plan and investment guidelines, and the related adjustment proposals, and making recommendations to the Board of Directors;

(4)   studying material investment and financing, material capital operation and asset operation projects that require the approval of the Board of Directors, and making recommendations in respect thereof;

(5)   studying any other significant matters that affect the development of the Company, and making recommendations in respect thereof;

(6)   monitoring, evaluating and inspecting the above significant matters such as the implementation of the Company’s strategy and the use of capital; and

(7)   other duties and powers entrusted or authorized by the Board of Directors.

Article 44 The strategy and assets and liabilities management committee shall consist of three (3) to seven (7) directors, and its primary duties shall be as follows:

(1)   studying and formulating long term development strategies and long– and medium-term development outlines of the Company, and making recommendations to the Board of Directors;

(2)   considering the overall objective and strategy of the management of assets and liabilities of the Company, and its risk management policy in connection with assets and liabilities management and asset allocation, and making approval recommendations to the Board of Directors;

(3)   considering the asset allocation policy of the Company, including the asset strategic allocation plan and the annual allocation plan, and the related adjustment proposals, and making approval recommendations to the Board of Directors;

(4)   evaluating and considering matters such as the product development, business planning and comprehensive budget of the Company, which might have a material impact on the assets and liabilities management, and making approval recommendations to the Board of Directors;

(5)   considering the organization system and decision system of assets and liabilities management and assets allocation, including the management system, form of management, investment decision procedures and authorization mechanism with respect to the use of insurance funds, as well as any other relevant systems required to be approved by the Board of Directors, and making recommendations to the Board of Directors;

(6)   studying material investment and financing, material capital operation and asset operation projects that require the approval of the Board of Directors, and making recommendations in respect thereof;

(7)   studying any other significant matters that affect the development of the Company, and making recommendations in respect thereof;

(8)   monitoring, evaluating and inspecting the above significant matters such as the implementation of the Company’s strategy and the use of capital; and

(9)   other duties and powers entrusted or authorized by the Board of Directors.

APPENDIX IV	PROPOSED AMENDMENTS TO THE PROCEDURAL RULES FOR THE BOARD OF DIRECTORS’ MEETINGS

No.	Provisions of the Existing Procedural Rules for the Board of Directors’ Meetings	Provisions of the Revised Procedural Rules for the Board of Directors’ Meetings

18

Article 54 The regular meetings of the Board of Directors shall include the following:

(1)   The meetings of the Board of Directors for the approval of financial reports of the Company

1.  The annual meeting of the Board of Directors

     The annual meeting shall be convened within one hundred and twenty (120) days from the end of the accounting year of the Company, which shall be mainly for considering and approving the annual report of the Company and dealing with related matters. Such meeting shall be convened at a time to ensure that the annual report of the Company can be dispatched to the shareholders within the period specified by the relevant regulations and the Company’s Articles of Association, that the preliminary annual financial results of the Company can be announced within the period specified by the relevant regulations, and that the annual general meeting can be convened within six (6) months from the end of the accounting year of the Company.

2.  The interim meeting of the Board of Directors

     The interim meeting shall be convened within sixty (60) days from the end of the first six (6) months of the accounting year of the Company, which shall be mainly for considering and approving the interim report of the Company and dealing with related matters.

3.  The quarterly meetings of the Board of Directors

     The quarterly meetings shall be convened in the first month of the second and fourth quarters of the calendar year, which shall be mainly for considering and approving the quarterly report of the Company for the preceding quarter.

(2)   The year-end review meeting

     The year-end review meeting shall be convened in December each year for the purposes of listening to, considering and approving the report to be given by the president with respect to the work progress of the Company for the year and the work arrangements for the next year.

Article 54 The regular meetings of the Board of Directors shall include the following:

(1)   The meetings of the Board of Directors for the approval of financial reports of the Company

1.  The annual meeting of the Board of Directors

     The annual meeting shall be convened within three (3) months from the end of the accounting year of the Company, which shall be mainly for considering and approving the annual report of the Company and dealing with related matters. Such meeting shall be convened at a time to ensure that the annual report of the Company can be dispatched to the shareholders within the period specified by the relevant regulations and the Company’s Articles of Association, that the preliminary annual financial results of the Company can be announced within the period specified by the relevant regulations, and that the annual general meeting can be convened within six (6) months from the end of the accounting year of the Company.

2.  The interim meeting of the Board of Directors

     The interim meeting shall be convened within sixty (60) days from the end of the first six (6) months of the accounting year of the Company, which shall be mainly for considering and approving the interim report of the Company and dealing with related matters.

3.  The quarterly meetings of the Board of Directors

     The quarterly meetings shall be convened in the first month of the second and fourth quarters of the calendar year, which shall be mainly for considering and approving the quarterly report of the Company for the preceding quarter.

(2)   The year-end review meeting

     The year-end review meeting shall be convened in December each year for the purposes of listening to, considering and approving the report to be given by the president with respect to the work progress of the Company for the year and the work arrangements for the next year.

APPENDIX IV	PROPOSED AMENDMENTS TO THE PROCEDURAL RULES FOR THE BOARD OF DIRECTORS’ MEETINGS

No.	Provisions of the Existing Procedural Rules for the Board of Directors’ Meetings	Provisions of the Revised Procedural Rules for the Board of Directors’ Meetings

19	Article 55 The Chairman of the Board of Directors shall issue a notice convening a special meeting of the Board of Directors (which may be served in less than fourteen (14) days but shall not be served in less than two (2) days) in any of the following circumstances:	Article 55 The Chairman of the Board of Directors shall issue a notice convening a special meeting of the Board of Directors (which may be served in less than fourteen (14) days but shall not be served in less than three (3) days) in any of the following circumstances:

	(1) when the Chairman of the Board of Directors considers necessary;	(1) when the Chairman of the Board of Directors considers necessary;

	(2) when the meeting is jointly proposed by more than one-third of the directors;	(2) when the meeting is jointly proposed by more than one-third of the directors;

	(3) when the meeting is proposed by the president;	(3) when the meeting is proposed by the president;

	(4) when the meeting is proposed by shareholders representing over 10% of the voting rights;	(4) when the meeting is proposed by shareholders representing over 10% of the voting rights;

	(5) when the meeting is proposed by more than two independent directors;	(5) when the meeting is proposed by more than two independent directors;

	(6) when the meeting is proposed by the Board of Supervisors.	(6) when the meeting is proposed by the Board of Supervisors.

20	Article 58 No meeting shall be convened by way of communication voting in respect of any proposals in relation to the profit distribution plan, remuneration plan, material investments and asset disposal, establishment and restructuring of the organizations of the Company, appointment and dismissal of senior officers, and other proposals involving the risk management of the Company.	Article 58 No meeting shall be convened by way of communication voting in respect of any proposals in relation to the profit distribution plan, remuneration plan, material investments and asset disposal, appointment and dismissal of senior officers, and other proposals involving the risk management of the Company.

APPENDIX IV	PROPOSED AMENDMENTS TO THE PROCEDURAL RULES FOR THE BOARD OF DIRECTORS’ MEETINGS

No.	Provisions of the Existing Procedural Rules for the Board of Directors’ Meetings	Provisions of the Revised Procedural Rules for the Board of Directors’ Meetings

21	Article 65 The secretary to the Board of Directors shall be responsible for arranging the delivery of notices of meetings.	Article 65 The secretary to the Board of Directors shall be responsible for arranging the delivery of notices of meetings.

	Notice of regular meeting of the Board of Directors shall be delivered to all directors, the Board of Supervisors and the president of the Company fourteen (14) days before the date of the meeting. Deadline for serving the notices of special meetings of the Board of Directors may be less than fourteen (14) days but shall not be less than two (2) days.	Notice of regular meeting of the Board of Directors shall be delivered to all directors, the Board of Supervisors and the president of the Company fourteen (14) days before the date of the meeting. Deadline for serving the notices of special meetings of the Board of Directors may be less than fourteen (14) days but shall not be less than three (3) days.

	A notice of the meeting shall be delivered to other persons attending the meeting at the appropriate time as required. If such persons, as confirmed by the convenor of the meeting, will make a representation at the meeting of the Board of Directors, the notice of the meeting and information such as relevant resolutions shall be delivered three (3) days before the date of the meeting.	A notice of the meeting shall be delivered to other persons attending the meeting at the appropriate time as required. If such persons, as confirmed by the convenor of the meeting, will make a representation at the meeting of the Board of Directors, the notice of the meeting and information such as relevant resolutions shall be delivered three (3) days before the date of the meeting.

	Notice of meeting of the Board of Directors may be delivered by hand, facsimile, express delivery service, registered mail or email. If the notice is delivered by hand, the addressee shall sign (or affix seal) on the return slip, and the date of receipt shall be the date of service; if the notice is delivered by facsimile, the date of service shall be the second working day from the date of dispatch by facsimile, and the date of dispatch by facsimile shall be based on the information shown in the report of the fax machine; if the notice is delivered by express delivery service, the date of service shall be the third working day from the date when it is given to the post office; if it is delivered by registered mail, the date of service shall be the fifth working day from the date when it is given to the post office.	Notice of meeting of the Board of Directors may be delivered by hand, facsimile, express delivery service, registered mail or email. If the notice is delivered by hand, the addressee shall sign (or affix seal) on the return slip, and the date of receipt shall be the date of service; if the notice is delivered by facsimile, the date of service shall be the second working day from the date of dispatch by facsimile, and the date of dispatch by facsimile shall be based on the information shown in the report of the fax machine; if the notice is delivered by express delivery service, the date of service shall be the third working day from the date when it is given to the post office; if it is delivered by registered mail, the date of service shall be the fifth working day from the date when it is given to the post office.

	Notice of meeting shall be deemed to have been delivered as scheduled if directors have attended the meeting and do not object to the non-receipt of the notice of the meeting before the commencement of the meeting.	Notice of meeting shall be deemed to have been delivered as scheduled if directors have attended the meeting and do not object to the non-receipt of the notice of the meeting before the commencement of the meeting.

22	Article 70 Meetings of the Board of Directors shall be held only if more than half of the directors (including any director who has been appointed by another director to attend the meeting on his behalf pursuant to the relevant requirements) are present.	Article 70 Meetings of the Board of Directors shall be held only if more than half of the directors (including any director who has appointed another director to attend the meeting on his behalf pursuant to the relevant requirements) are present.

If the Company purchases its own shares in the circumstance described in sub-paragraph (3), (5) or (6) of Article 26 of the Company’s Articles of Association, it may be resolved by more than two-thirds of the directors present at a meeting of the Board of Directors pursuant to the Company’s Articles of Association or the authorization given by a shareholders’ general meeting.

APPENDIX IV	PROPOSED AMENDMENTS TO THE PROCEDURAL RULES FOR THE BOARD OF DIRECTORS’ MEETINGS

No.	Provisions of the Existing Procedural Rules for the Board of Directors’ Meetings	Provisions of the Revised Procedural Rules for the Board of Directors’ Meetings

23	Article 79 Subject to the exceptions as specifically provided, a director shall not vote on any resolution of the Board of Directors approving any contract or arrangement or any other proposal in which he or any of his associates has a material interest, nor shall he exercise voting rights on behalf of other directors. He shall not be counted in the quorum present at such meeting. Such meetings of the Board of Directors shall be convened with more than half of the directors present who are not connected, and the decisions made at the meetings of the Board of Directors shall be approved by more than half of the directors who are not connected. If the number of directors attending the meetings of the Board of Directors who are not connected is less than three (3), such matters shall be submitted to the shareholders’ general meeting for approval.	Article 79 Subject to the exceptions as specifically provided, a director shall not vote on any resolution of the Board of Directors approving any contract or arrangement or any other proposal in which he or any of his close associates has a material interest, nor shall he exercise voting rights on behalf of other directors. He shall not be counted in the quorum present at such meeting. Such meetings of the Board of Directors shall be convened with more than half of the directors present who are not connected, and the decisions made at the meetings of the Board of Directors shall be approved by more than two-thirds of the directors who are not connected. If the number of directors attending the meetings of the Board of Directors who are not connected is less than three (3), such matters shall be submitted to the shareholders’ general meeting for approval.

In considering the matters concerning connected transactions by the Board of Directors, connected directors can neither exercise their voting rights, nor act on behalf of other directors to exercise voting rights.

The Board of Directors shall report annually to the shareholders’ general meeting on the status of connected transactions and the execution of the connected transaction management system.

APPENDIX V	PROPOSED AMENDMENTS TO THE PROCEDURAL RULES FOR THE BOARD OF SUPERVISORS’ MEETINGS

No.	Provisions of the Existing Procedural Rules for the Board of Supervisors’ Meetings	Provisions of the Revised Procedural Rules for the Board of Supervisors’ Meetings

1	Article 1 In order to regulate the operation of the Board of Supervisors of China Life Insurance Company Limited (the “Company”), ensure the Board of Supervisors to perform its duties and obligations in accordance with law and protect the lawful rights and interests of the Company, shareholders and employees, and establish a sound corporate governance structure, these Rules are formulated in accordance with the Company Law of the People’s Republic of China (the “Company Law”), the Articles of Association of China Life Insurance Company Limited (the “Company’s Articles of Association”) and the regulatory regulations of the place where the shares of the Company are listed.	Article 1 In order to regulate the operation of the Board of Supervisors of China Life Insurance Company Limited (the “Company”), ensure the Board of Supervisors to perform its duties and obligations in accordance with law and protect the lawful rights and interests of the Company, shareholders and employees, and establish a sound corporate governance structure, these Rules are formulated in accordance with the Company Law of the People’s Republic of China (the “Company Law”), the Guidelines on the Articles of Association of Insurance Companies, the Articles of Association of China Life Insurance Company Limited (the “Company’s Articles of Association”) and the regulatory regulations of the place where the shares of the Company are listed.

2

Article 3 The Board of Supervisors shall be composed of five (5) supervisors. Each supervisor shall serve for a term of three (3) years, which term is renewable upon re-election.

The Board of Supervisors shall have one (1) Chairman, who shall be elected by more than two-thirds of members of the Board of Supervisors. The Chairman of the Board of Supervisors shall serve for a term of three (3) years, which term is renewable upon re-election.

Article 3 The Board of Supervisors shall be composed of five (5) supervisors. Each supervisor shall serve for a term of three (3) years, which term is renewable upon re-election.

The Board of Supervisors shall have one (1) Chairman, who shall be elected by more than two-thirds of members of the Board of Supervisors. The Chairman of the Board of Supervisors shall serve for a term of three (3) years, which term is renewable upon re-election.

Supervisors of the Company shall have good character and reputation, possess the expertise and working experience commensurate with their duties, and satisfy the conditions specified by laws and regulations and the CBIRC.

3	Article 6 A supervisor’s term of office shall commence from the date when the resolution of shareholders’ general meeting is adopted and end upon expiry of the term of current session of the Board of Supervisors. Where a new supervisor is appointed during the term of the Board of Supervisors, his term of office shall expire when the term of the Board of Supervisors comes to an end.	Article 6 A supervisor’s term of office shall commence from the date when the resolution of shareholders’ general meeting is adopted and the qualification of such supervisor is approved by the CBIRC and end upon expiry of the term of current session of the Board of Supervisors. Where a new supervisor is appointed during the term of the Board of Supervisors, his term of office shall expire when the term of the Board of Supervisors comes to an end.

APPENDIX V	PROPOSED AMENDMENTS TO THE PROCEDURAL RULES FOR THE BOARD OF SUPERVISORS’ MEETINGS

No.	Provisions of the Existing Procedural Rules for the Board of Supervisors’ Meetings	Provisions of the Revised Procedural Rules for the Board of Supervisors’ Meetings

4

Article 14 The Board of Supervisors shall exercise the following functions and powers in accordance with law:

(1)   to review the Company’s financial position;

(2)   to supervise the directors, president, vice presidents and other senior officers of the Company to ensure that they do not act in contravention of any laws, administrative regulations, the Company’s Articles of Association or any resolutions of shareholders’ general meetings when they perform their duties;

(3)   to demand any director, president, vice president or other senior officer of the Company to make rectifications when his acts impair the interest of the Company;

(4)   to review the financial information, such as the financial report, business report and profit distribution plan, to be submitted by the Board of Directors to the shareholders’ general meetings, and to engage, in the Company’s name, public certified accountants and practicing auditors to assist with the re-examination of such information in case of any doubt;

(5)   to propose to convene an extraordinary general meeting, and to convene and preside over shareholders’ general meetings when the Board of Directors fails to perform its duty to do so as required by the Company Law;

(6)   to submit motions to shareholders’ general meetings;

(7)   to initiate legal proceedings against any director, president, vice president and other senior officer according to Article 151 of the Company Law;

(8)   to have the right to understand the operation of the Company and to undertake the corresponding duty of confidentiality. When any unusual operation of the Company is found, the Board of Supervisors may conduct investigations, and if necessary, engage an accounting firm, a law firm or any professional organization to assist its work at the expenses of the Company; and

(9)   such other functions and powers as provided by laws, administrative regulations, departmental rules and the Company’s Articles of Association.

Article 14 The Board of Supervisors shall exercise the following functions and powers in accordance with law:

(1)   to review the Company’s financial position;

(2)   to nominate independent directors;

(3)   to supervise the directors, president, vice presidents and other senior officers of the Company to ensure that they do not act in contravention of any laws, administrative regulations, the Company’s Articles of Association or any resolutions of shareholders’ general meetings when they perform their duties;

(4)   to demand any director, president, vice president or other senior officer of the Company to make rectifications when his acts impair the interest of the Company;

(5)   to review the financial information, such as the financial report, business report and profit distribution plan, to be submitted by the Board of Directors to the shareholders’ general meetings, and to engage, in the Company’s name, public certified accountants and practicing auditors to assist with the re-examination of such information in case of any doubt;

(6)   to propose to convene an extraordinary general meeting, and to convene and preside over shareholders’ general meetings when the Board of Directors fails to perform its duty to do so as required by the Company Law;

(7)   to submit motions to shareholders’ general meetings;

(8)   to initiate legal proceedings against any director, president, vice president and other senior officer according to the relevant requirements of the Company Law;

(9)   to have the right to understand the operation of the Company and to undertake the corresponding duty of confidentiality. When any unusual operation of the Company is found, the Board of Supervisors may conduct investigations, and if necessary, engage an accounting firm, a law firm or any professional organization to assist its work at the expenses of the Company; and

(10)  such other functions and powers as provided by laws, administrative regulations, departmental rules and the Company’s Articles of Association.

5	Article 58 Meetings of the Board of Supervisors shall be held only if more than two-thirds of the supervisors (including any supervisor who has been appointed by another supervisor to attend the meeting on his behalf pursuant to the relevant requirements) are present.	Article 58 Meetings of the Board of Supervisors shall be held only if more than two-thirds of the supervisors (including any supervisor who has appointed another supervisor to attend the meeting on his behalf pursuant to the relevant requirements) are present.

APPENDIX V	PROPOSED AMENDMENTS TO THE PROCEDURAL RULES FOR THE BOARD OF SUPERVISORS’ MEETINGS

No.	Provisions of the Existing Procedural Rules for the Board of Supervisors’ Meetings	Provisions of the Revised Procedural Rules for the Board of Supervisors’ Meetings

6	Article 52 These Rules shall take effect after they are considered and passed by shareholders at a shareholders’ general meeting of the Company.	Article 52 These Rules shall be prepared by the Board of Supervisors and take effect after they are approved by shareholders at a shareholders’ general meeting of the Company. Save for anything in connection with the duties and powers of the shareholders’ general meeting and the Board of Supervisors and the provisions of the Company’s Articles of Association, the amendment to which is subject to the approval by shareholders at a shareholders’ general meeting, all other provisions of these Rules may be amended by the Board of Supervisors.

7	Article 55 These Rules shall be interpreted by the Board of Supervisors of the Company, and shall take effect from the date when they are considered and passed by shareholders at a shareholders’ general meeting.	Article 55 These Rules shall be interpreted by the Board of Supervisors of the Company.

APPENDIX VI	REPORT ON THE STATUS OF CONNECTED TRANSACTIONS AND THE EXECUTION OF THE CONNECTED TRANSACTIONS MANAGEMENT SYSTEM OF THE COMPANY FOR THE YEAR 2018

Report on the Status of Connected Transactions and the Execution of the Connected Transactions Management System of the Company for the Year 2018

In 2018, China Life Insurance Company Limited (hereinafter referred to as the “Company”) seriously and continuously adhered to laws, regulations and regulatory requirements governing connected transactions, actively performed its obligations in accordance with the regulatory rules of its jurisdictions of listing, and forged ahead with various tasks in relation to the management of connected transactions. Pursuant to the provision of the Interim Management Measures on Connected Transactions of Insurance Companies promulgated by the former China Insurance Regulatory Commission (hereinafter referred to as the “Former CIRC”), which stipulated that “the board of insurance companies shall submit a report in respect of the status of connected transactions and the execution of the connected transactions management system to the shareholders’ general meeting every year”, the status of connected transactions and the execution of the connected transactions management system of the Company are hereby reported as follows:

I.	Basic Status of Connected Transactions

(I)	Major Continuing Connected Transactions Relating to the Day to Day Operations of the Company

1.	the policy management business between the Company and China Life Insurance (Group) Company (hereinafter referred to as “CLIC”);

2.

the asset management business, including the asset management agreements between the Company and China Life Asset Management Company Limited (hereinafter referred to as “AMC”), and between CLIC and AMC, as well as the asset management agreement for alternative investments between the Company and China Life Investment Holding Company Limited (hereinafter referred to as “CLI”);

3.

the subscription and redemption of fund products, sales agency services, asset management for specific clients and other daily transactions entered into by China Life AMP Asset Management Co., Ltd. (hereinafter referred to as “AMP”) with each of the Company, China Life Pension Company Limited (hereinafter referred to as “Pension Company”), CLIC and China Life Property and Casualty Insurance Company Limited (hereinafter referred to as “CLP&C”);

4.

the asset management services, sale agency services for asset management products and other daily transactions as permitted by laws and regulations under the framework agreement in relation to asset management services and other daily transactions entered into by China Life Wealth Management Company Limited (hereinafter referred to as “CLWM”) with each of the Company, CLIC, CLP&C, CLI and China Life E-commerce Company Limited;

APPENDIX VI	REPORT ON THE STATUS OF CONNECTED TRANSACTIONS AND THE EXECUTION OF THE CONNECTED TRANSACTIONS MANAGEMENT SYSTEM OF THE COMPANY FOR THE YEAR 2018

5.	the sale of insurance products by the Company in its capacity of an agent of CLP&C;

6.

the deposit, financial market and peer, financing, investment and wealth management, asset management, entrustment, agency and other daily connected transactions between the Company and China Guangfa Bank Co., Ltd. (hereinafter referred to as “CGB”);

7.	the subscription of trust products and other daily transactions permitted by laws and regulations entered into by Chongqing International Trust Inc. with each of the Company, CLWM and AMC.

(II)	Major Connected Transactions Entered into, Renewed or Amended During the Year

1.	The Company and AMC entered into the Asset Management Agreement with Insurance Funds on 28 December 2018, with a term from 1 January 2019 to 31 December 2021.

2.	The Company and CLI entered into the Entrusted Investment and Management Agreement for Alternative Investments with Insurance Funds on 31 December 2018, with a term of two years from 1 January 2019.

3.

The Company and China Life Capital Investment Company Limited entered into the Cooperation Framework Agreement for Investment Management with Insurance Funds on 7 June 2018, with a term from 7 June 2018 to 31 December 2019.

4.	The Company and CLP&C entered into the 2018 insurance sales framework agreement on 31 January 2018, with a term of three years from 8 March 2018 to 7 March 2021.

5.	The Company and CLWM entered into the 2018 framework agreement on 28 December 2017, with a term from 1 January 2018 to 31 December 2020.

6.

Guangdong Branch of the Company and CGB separately acquired properties in Guangzhou by way of “united negotiation and separate execution” for the joint development of “China Life Nanfang Financial Center”. On 28 February 2018, Guangdong Branch of the Company obtained the state-owned construction land use right of the land parcel No. AT090957 located in Qibu District, Guangzhou International Financial City, Tianhe District, Guangzhou through an online auction, and entered into the Contract for the Grant of State-owned Construction Land Use Right with Guangzhou Land Resources and Planning Commission on 12 March 2018.

APPENDIX VI	REPORT ON THE STATUS OF CONNECTED TRANSACTIONS AND THE EXECUTION OF THE CONNECTED TRANSACTIONS MANAGEMENT SYSTEM OF THE COMPANY FOR THE YEAR 2018

7.

On 18 March 2018, Tianjin Branch of the Company and Tianjin Tiantai Property Development Co., Ltd. entered into the Agreement for the Sale and Purchase of Commodity Housing in Tianjin. Tianjin Tiantai Property Development Co., Ltd. handed over the property to Tianjin Branch of the Company on 28 June 2018 and assisted Tianjin Branch of the Company in completing the registration of ownership of the property.

8.

The Company, CLIC and CLP&C entered into the Capital Injection Contract on 7 May 2018, pursuant to which the Company and CLIC agreed CLP&C to convert its undistributed profits into share capital. After the completion of the capital injection, CLP&C continues to be held as to 40% and 60% by the Company and CLIC, respectively.

9.

The Company and Shandong New Kinetic Energy Fund Management Company Limited, each as a limited partner, entered into a partnership agreement with China Life Xinchuang (Shandong) Investment Company Limited, as the general partner, on 28 December 2018 for the formation of a partnership. The total capital contribution by all partners of the partnership shall be RMB5,000,000,000, of which RMB3,950,000,000 shall be contributed by the Company. The partnership intends to invest mainly in equity projects of excellent quality involving mixed ownership reforms and strategic emerging industries and to focus on the “top ten” industries in Shandong Province.

All of the abovementioned connected transactions were in compliance with the applicable approval and disclosure procedures, were entered into on normal commercial terms and were in the interests of the Company and its shareholders as a whole.

II.	Execution of the Connected Transactions Management System

Under the Company’s internal connected transactions management policies including the Measures on Connected Transactions Management, the Company has established a relatively comprehensive connected transactions management and implementation system, which covered various aspects including: business, finance, auditing, internal control, information technology, legal compliance and information disclosure. The management of the Company’s connected transactions has been conducted in an orderly manner.

(I)	Establishment of the Connected Transactions Management System

The Measures on Connected Transactions Management is one of the bases upon which the current system of the Company with respect to the management of connected transactions is established. The system was revised in 2017 mainly due to certain changes of the requirements of external regulators. The Company made adjustments to part of the current system pursuant to the new regulatory requirements, including the Notice on Matters concerning Further Strengthening the Management of the Connected Transactions of Insurance Companies (Bao Jian Fa

APPENDIX VI	REPORT ON THE STATUS OF CONNECTED TRANSACTIONS AND THE EXECUTION OF THE CONNECTED TRANSACTIONS MANAGEMENT SYSTEM OF THE COMPANY FOR THE YEAR 2018

[2017] No. 52) issued by the Former CIRC. The revised system was released to the Company at all levels after it was considered and approved at the sixteenth meeting of the fifth session of the Board of the Company on 19 December 2017. On 25 December 2017, the Company submitted the Report for the Filing of the “Measures on Connected Transactions Management of China Life Insurance Company Ltd.” (Guo Shou Ren Xian Cheng (2017) No. 892) to the Former CIRC for filing purpose. The Company did not revise the system associated with connected transactions management in 2018.

(II)	Information Management of Connected Transactions

The Company determined the scope of connected parties and managed the information of connected parties in strict compliance with laws and regulations, regulatory requirements, and the listing rules of the jurisdictions where the shares of the Company are listed. The Company collected information from relevant companies, departments and personnel twice a year to update the information of connected parties in a timely manner, and used such information as the basis for identification of connected transactions. The Audit Committee confirmed the list of connected parties of the Company pursuant to the relevant requirements and reported the same to the Board and the Board of Supervisors.

The Company effectively identified connected transactions, submitted them to the corresponding authorities for approval according to the type of connected transactions and made a summary of the data of connected transactions for statistical purpose, with a view to ensuring the legal compliance of connected transactions.

(III)	Performance of the Approval Procedures for Connected Transactions in a Diligent Manner

All departments of the Company that dealt with connected transactions managed and monitored connected transactions according to their respective duties and work allocation, including project establishment, approval, agreement execution and performance. Connected transactions that required consideration and approval by the Board and the shareholders’ general meeting were considered and approved at meetings convened pursuant to the relevant requirements. During the Board deliberations of connected transactions, the Directors who had an interest in the connected transactions abstained from voting on the relevant resolutions. The Independent Directors rendered independent and unqualified opinions on the legitimacy of the approval procedures and the reasonableness of the transaction consideration, and the procedures of voting were in compliance with laws. Minor connected transactions that required examination and approval by the President’s Office were properly handled in accordance with the relevant procedures. The Connected Transactions Control Committee worked efficiently in examining and considering connected transactions, which provided business support for the President’s Office. All major departments managing connected transactions performed their respective duties and cooperated with each other closely, which ensured the performance by the Company of its approval procedures for connected transactions.

APPENDIX VI	REPORT ON THE STATUS OF CONNECTED TRANSACTIONS AND THE EXECUTION OF THE CONNECTED TRANSACTIONS MANAGEMENT SYSTEM OF THE COMPANY FOR THE YEAR 2018

(IV)	Obligation to Report, File and Disclose Connected Transactions

The Company reported and filed connected transactions pursuant to the regulatory requirements released from time to time. The Company disclosed its connected transactions on the designated websites and selected newspapers for information disclosure pursuant to the regulatory requirements of the CBIRC and the jurisdictions where the shares of the Company are listed. In the event of any inconsistency between the requirements of domestic and overseas regulators with respect to information reporting and disclosure, the Company performed its obligations in accordance with the more stringent regulatory requirements.

For the year 2018, the Company completed the work of reporting and filing as required by regulatory authorities, including the submission of quarterly reports of connected transactions, reports on major connected transactions and reports on individual connected transactions, and the filing of amendments to the connected transactions management system with the CBIRC, as well as the filing of information about connected parties with the Shanghai Stock Exchange. The Company disclosed the discloseable connected transactions for the year 2018 on the designated websites for information disclosure pursuant to the regulatory requirements of the jurisdictions where the shares of the Company are listed. In accordance with the requirements of the CBIRC, connected transactions involving capital application and major connected transactions were disclosed on an individual basis or quarterly on a consolidated basis on the official website of the Company and the website of the Insurance Association of China.

(V)	Completion of the Audit on Connected Transactions

The Company completed the annual audit on connected transactions. It was found during the audit that the Company completed various tasks in accordance with the relevant requirements in 2018, including the implementation of regulatory system in a consistent manner, reporting and disclosure of connected transactions individually and on a quarterly basis, and identification and update of connected persons. The formalities in relation to the execution of agreements for connected transactions were complete and the contents of such agreements were in compliance with law. The procedures for approval and disclosure of connected transactions basically satisfied the regulatory requirements. The Company shall further strengthen and regulate the management of connected transactions, addressing the issues identified in the audit, such as the incomplete and inaccurate information submitted for individual connected transactions, disclosure errors in a very limited number of connected transactions involving a small transaction amount, and insufficient corrective measures taken with respect to individual issues.

In summary, in 2018, the Company carefully implemented the laws and regulations on connected transactions, actively promoted the management of connected transactions, fulfilled its obligations as a listed company in accordance with the requirements of domestic and overseas regulatory authorities, and the management and operation of the Company’s connected transactions remained normal, which effectively

APPENDIX VI	REPORT ON THE STATUS OF CONNECTED TRANSACTIONS AND THE EXECUTION OF THE CONNECTED TRANSACTIONS MANAGEMENT SYSTEM OF THE COMPANY FOR THE YEAR 2018

safeguarded the legitimate interests of the Company and the medium- and small-scale investors. The Company will supervise the implementation of corrective measures with respect to the issues identified in the audit and step up its effort to improve its work.

III.	Work Plan for the Year 2019

In 2019, the Company will continue to strictly observe laws and regulations, as well as regulatory requirements, implement the Measures on Connected Transactions Management in a practical manner, and complete all works associated with the management of connected transactions:

Firstly, the Company will regard the compliance management of connected transactions as its important task, and establish and optimize the line of defense for the compliance management of daily connected transactions, so as to hold on to the bottom line of compliance risk. By increasing its awareness on connected transactions management, devoting more efforts on executing the connected transactions management system, and regulating the existing mechanism and process, the Company will strengthen the supervision, control and implementation of connected transactions.

Secondly, the Company will accelerate and promote the construction of connected transactions information system and enhance the information management level in a practical manner.

Thirdly, the Company will actively keep track of the regulatory development and closely monitor the progress of the amendments to the Measures on Connected Transactions Management of Insurance Companies promulgated by the CBIRC, with a view to studying and assessing the impacts of such regulatory requirements on connected transactions management and proposing relevant measures addressing the same in advance.

This report is hereby submitted for your review.

Board of Directors of
China Life Insurance Company Limited

Note:	The English version of this Appendix is for reference only. If there is any inconsistency between the Chinese and English versions, the Chinese version shall prevail.

CHINA LIFE INSURANCE COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 2628)

FORM OF PROXY OF HOLDERS OF H SHARES FOR USE AT

THE ANNUAL GENERAL MEETING

OF THE COMPANY TO BE HELD ON THURSDAY, 30 MAY 2019

Number of shares to which this form of proxy relates[2]

I/We 3

of [3]

(address as shown in the register of members) being shareholder(s) of CHINA LIFE INSURANCE COMPANY LIMITED (the “Company”) hereby appoint the Chairman of the Meeting or 4 of

as my/our proxy to attend, act and vote for me/us and on my/our behalf at the Annual General Meeting of the Company to be held at Multi-function Hall, 2/F, Block A, China Life Plaza, 16 Financial Street, Xicheng District, Beijing, China, on Thursday, 30 May 2019 at 10:00 a.m. and at any adjournment thereof as hereunder indicated in respect of the resolutions set out in the Notice of the Annual General Meeting dated 12 April 2019, and, if no such indication is given, as my/our proxy thinks fit.

ORDINARY RESOLUTIONS		FOR [5]	AGAINST [5]	ABSTAIN [5]
1.	To consider and approve the report of the Board of Directors of the Company for the year 2018.
2.	To consider and approve the report of the Board of Superviosrs of the Company for the year 2018.
3.	To consider and approve the financial report of the Company for the year 2018.
4.	To consider and approve the profit distribution plan of the Company for the year 2018.
5.	To consider and approve the remuneration of the Directors and Supervisors of the Company.
6.	To consider and approve the election of Mr. Han Bing as a Non-employee Representative Supervisor of the six session of the Board of Supervisors of the Company.
7.	To consider and approve the proposed amendments to the Procedural Rules for the Shareholders’ General Meetings.
8.	To consider and approve the proposed amendments to the Procedural Rules for the Board of Directors’ Meetings.
9.	To consider and approve the proposed amendments to the Procedural Rules for the Board of Supervisors’ Meetings.
10.	To consider and approve the remuneration of auditors of the Company for the year 2018 and the appointment of auditors of the Company for the year 2019.

SPECIAL RESOLUTIONS		FOR [5]	AGAINST [5]	ABSTAIN [5]
11.	To consider and approve the proposed amendments to the Articles of Association of the Company.
12.	To grant a general mandate to the Board of Directors of the Company to allot, issue and deal with new H Shares of the Company of an amount of not more than 20% of the H Shares in issue as at the date of passing of this special resolution.
13.	To consider and approve the overseas issue of senior bonds by the Company.

Dated:	2019	Signature(s) [6]:

Notes:

1.

Important: You should first review the Notice of the Annual General Meeting, the circular to the shareholders and the 2018 annual report issued by the Company on 12 April 2019 before appointing a proxy.

2.

Please insert the number of shares registered in your name(s) to which this form of proxy relates. If no number is inserted, this form of proxy will be deemed to relate to all the shares in the Company registered in your name(s).

3.	Please insert the full name(s) (in Chinese or in English) and address(es) (as shown in the register of members) in block letters.
4.

If any proxy other than the Chairman of the Meeting is preferred, delete the words “the Chairman of the Meeting or” and insert the name and address of the proxy desired in the space provided. A shareholder may appoint one or more proxies to attend and vote in his stead. A proxy need not be a shareholder of the Company. A proxy of a shareholder who has appointed more than one proxy may only vote on a poll. ANY ALTERATION MADE TO THIS FORM OF PROXY MUST BE DULY INITIALLED BY THE PERSON WHO SIGNS IT.

5.

IMPORTANT: IF YOU WISH TO VOTE FOR ANY RESOLUTION, PLEASE TICK IN THE BOX MARKED “FOR”. IF YOU WISH TO VOTE AGAINST ANY RESOLUTION, PLEASE TICK IN THE BOX MARKED “AGAINST”. IF YOU WISH TO ABSTAIN, PLEASE TICK IN THE BOX MARKED “ABSTAIN”. If you do not indicate how you wish your proxy to vote, your proxy will be entitled to exercise his discretion. Unless you have indicated otherwise in this form of proxy, your proxy will also be entitled to vote at his discretion on any resolution properly put to the Annual General Meeting other than those referred to in the Notice of Annual General Meeting. The shares abstained will be counted in the calculation of the required majority.

6.

This form of proxy must be signed by you or your attorney duly authorized in writing or, in the case of a legal entity, must either be executed under seal or under the hand of a director or an attorney duly authorized to sign the same. If this form of proxy is signed by an attorney of the appointor, the power of attorney authorizing that attorney to sign, or other documents of authorization, must be notarized.

7.

Where there are joint holders of any shares, any one of such persons may vote at the Annual General Meeting, either personally or by proxy, in respect of such shares as if he were solely entitled thereto. However, if more than one of such joint holders is present at the Annual General Meeting, either personally or by proxy, then the person present whose name stands first in the register of members in respect of such shares shall alone be entitled to vote in respect thereof.

8.

To be valid, for holders of H Shares, this form of proxy, together with the notarized power of attorney or other documents of authorization, must be delivered to the Company’s H Share registrar, Computershare Hong Kong Investor Services Limited at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong not less than 24 hours (excluding any part of a day that is a public holiday) before the time appointed for the Annual General Meeting (i.e. no later than 10:00 a.m. on 29 May 2019) or any adjournment thereof.

PERSONAL INFORMATION COLLECTION STATEMENT

(i)	“Personal Data” in these statements has the same meaning as “personal data” in the Personal Data (Privacy) Ordinance, Chapter 486 of the Laws of Hong Kong (“PDPO”).

(ii)	Your supply of Personal Data to the Company is on a voluntary basis. If you fail to provide sufficient information, the Company may not be able to process your appointment of proxy and instructions.

(iii)

Your Personal Data may be disclosed or transferred by the Company to its subsidiaries, its share registrar, and/or other companies or bodies for any of the stated purposes, and retained for such period as may be necessary for our verification and record purposes.

(iv)

You have the right to request access to and/or correction of your Personal Data in accordance with the provisions of the PDPO. Any such request for access to and/or correction of your Personal Data should be in writing to the Personal Data Privacy Officer of Computershare Hong Kong Investor Services Limited at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong.

CHINA LIFE INSURANCE COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 2628)

REPLY SLIP OF HOLDERS OF H SHARES

To: China Life Insurance Company Limited (the “Company”)

I/We1	(Chinese/English name)

of

(as recorded in the register of members of the Company) being registered holder(s) of                                                                                                                                                     H Shares2 of RMB1.00 each in the capital of the Company, hereby inform the Company that I/we intend to attend (in person or by proxy) the Annual General Meeting of the Company to be held at Multi-function Hall, 2/F, Block A, China Life Plaza, 16 Financial Street, Xicheng District, Beijing, China, on Thursday, 30 May 2019 at 10:00 a.m.

Date:	2019

Signature(s):

Notes:

1.	Please insert full name(s) (in Chinese or in English) and address(es) (as recorded in the register of members of the Company) in block letters.
2.	Please insert the number of shares registered under your name(s).
3.

The completed and signed reply slip should be delivered to the Company’s H Share registrar, Computershare Hong Kong Investor Services Limited at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong on or before Friday, 10 May 2019 in person, by mail or by fax (fax number: (852) 2865 0990).